Report on review of consolidated interim financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying consolidated interim balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries (Consolidated) as at March 31, 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Accounting Standard (IAS) 34 - "Interim Financial Reporting" issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2014, and their consolidated financial performance and cash flows for the three-month period then ended, in accordance with IAS 34 - "Interim Financial Reporting", issued by the International Accounting Standards Board (IASB).

São Paulo, April 28, 2014

PricewaterhouseCoopers	Washington Luiz Pereira Cavalcanti
Auditores Independentes	Contador CRC 1SP172940/O-6
CRC 2SP000160/O-5

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Assets	Note	03/31/2014	12/31/2013
Cash and deposits on demand	4	16,030	16,576
Central Bank compulsory deposits	5	79,281	77,010
Interbank deposits	6	30,391	25,660
Securities purchased under agreements to resell	6	163,310	138,455
Financial assets held for trading	7a	123,592	148,860
Pledged as collateral		18,364	25,743
Other		105,228	123,117
Financial assets designated at fair value through profit or loss	7b	333	371
Derivatives	8 and 9	10,862	11,366
Available-for-sale financial assets	10	76,299	96,626
Pledged as collateral		8,836	18,851
Other		67,463	77,775
Held-to-maturity financial assets	11	22,187	10,116
Pledged as collateral		5,026	5,095
Other		17,161	5,021
Loan operations and lease operations portfolio, net	12	387,046	389,467
Loan operations and lease operations portfolio		408,322	411,702
(-) Allowance for loan and lease losses		(21,276)	(22,235)
Other financial assets	20a	49,994	47,592
Investments in associates and joint ventures	13	4,004	3,931
Goodwill	3a and d	1,928	1,905
Fixed assets, net	15	6,676	6,564
Intangible assets, net	16	5,819	5,797
Tax assets		34,370	34,742
Income tax and social contribution - current		2,066	1,955
Income tax and social contribution - deferred	27b	31,613	31,886
Other		691	901
Assets held for sale	36	116	117
Other assets	20a	13,047	12,142
Total assets		1,025,285	1,027,297

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of Reais)

Liabilities and stockholders' equity	Note	03/31/2014	12/31/2013
Deposits	17	278,208	274,383
Securities sold under repurchase agreements	19a	258,839	266,682
Financial liabilities held for trading	18	436	371
Derivatives	8 and 9	12,031	11,405
Interbank market debt	19a	109,864	111,376
Institutional market debt	19b	70,938	72,055
Other financial liabilities	20b	55,541	61,274
Reserves for insurance and private pension	30c ll	101,529	99,023
Liabilities for capitalization plans		3,066	3,032
Provisions	32	19,483	18,862
Tax liabilities		3,114	3,794
Income tax and social contribution - current		1,380	1,655
Income tax and social contribution - deferred	27b II	288	328
Other		1,446	1,811
Other liabilities	20b	26,749	20,848
Total liabilities		939,798	943,105
Capital	21a	60,000	60,000
Treasury shares	21a	(1,568)	(1,854)
Additional paid-in capital	21c	960	984
Appropriated reserves	21d	13,162	13,468
Unappropriated reserves		13,331	12,138
Cumulative other comprehensive income		(1,404)	(1,513)
Total stockholders’ equity attributed to the owners of the parent company		84,481	83,223
Non-controlling interests		1,006	969
Total stockholders’ equity		85,487	84,192
Total liabilities and stockholders' equity		1,025,285	1,027,297

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

Periods ended

(In millions of Reais, except for number of shares and earnings per share information)

	Note	01/01 to 03/31/2014	01/01 to 03/31/2013
Banking product		22,579	19,446
Interest and similar income	23a	27,470	21,352
Interest and similar expense	23b	(14,185)	(8,494)
Dividend income		12	64
Net gain (loss) from investment securities and derivatives	23c	105	(941)
Foreign exchange results and exchange variation on transactions		1,101	383
Banking service fees	24	6,201	5,257
Income from insurance, private pension and capitalization operations before claim and selling expenses		1,660	1,678
Income from insurance and private pension	30b III	5,041	6,877
Premium reinsurance	30b III	(312)	(275)
Change in reserves for insurance and private pension		(3,200)	(5,041)
Revenue from capitalization plans		131	117
Other income	25	215	147
Losses on loans and claims		(4,005)	(4,342)
Expenses for allowance for loan and lease losses	12b	(4,606)	(4,861)
Recovery of loans written-off as loss		1,088	1,086
Expenses for claims		(646)	(675)
Recovery of claims under reinsurance		159	108
Banking product net of losses on loans and claims		18,574	15,104
Other operating income (expenses)		(11,380)	(10,294)
General and administrative expenses	26	(10,087)	(9,164)
Tax expenses		(1,368)	(1,182)
Share of profit or (loss) in associates and joint ventures	13	75	52
Income before income tax and social contribution	27	7,194	4,810
Current income tax and social contribution		(3,049)	(1,868)
Deferred income tax and social contribution		456	548
Net income		4,601	3,490
Net income attributable to owners of the parent company	28	4,551	3,482
Net income attributable to non-controlling interests		50	8
Earnings per share - basic	28
Common		0.92	0.70
Preferred		0.92	0.70
Earnings per share - diluted	28
Common		0.91	0.70
Preferred		0.91	0.70
Weighted average number of shares outstanding - basic	28
Common		2,518,212,730	2,518,212,730
Preferred		2,447,063,887	2,455,378,506
Weighted average number of shares outstanding - diluted	28
Common		2,518,212,730	2,518,212,730
Preferred		2,461,022,629	2,472,019,014

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

Periods ended

(In millions of Reais)

	Note	01/01 to 03/31/2014	01/01 to 03/31/2013
Net income		4,601	3,490
Available-for-sale financial assets		219	(958)
Change in fair value		283	(1,528)
Income tax effect		(106)	565
(Gains) / losses transferred to income statement on disposal	23c	69	8
Income tax effect		(27)	(3)
Hedge		380	252
Cash flow hedge	9	35	116
Change in fair value		67	193
Income tax effect		(32)	(77)
Hedge of net investment in foreign operation	9	345	136
Change in fair value		573	226
Income tax effect		(228)	(90)
Remeasurements of liabilities for post-employment benefits (*)		19	1
Remeasurements	29	31	2
Income tax effect		(12)	(1)
Foreign exchange differences on foreign investments		(509)	(62)
Total comprehensive income		4,710	2,723
Comprehensive income attributable to non-controlling interests		50	8
Comprehensive income attributable to the owners of the parent company		4,660	2,715

(*) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders’ Equity (Notes 21 and 22)

Periods ended March 31, 2014 and 2013

(In millions of Reais)

	Attributed to owners of the parent company
							Other comprehensive income				Total stockholders’	Total
	Capital	Treasury shares	Additional paid-in capital	Appropriated reserves	Unappropriated reserves	Retained earnings	Available for sale (1)	Remeasurements of liabilities of post- employment benefits	Cumulative translation adjustments abroad	Gains and losses – hedge (2)	equity – owners of the parent company	stockholders’ equity – non- controlling interests	Total
Balance at 01/01/2013	45,000	(1,523)		888	22,423	-	2,004	-	648	(917)	75,902	96	75,998
Transactions with owners	-	137	36	(1,887)	-	(655)	-	-	-	-
Treasury shares - granting of stock options – exercised options	-	137	36	-	-	-	-	-	-	-	173	-	173
Granting of stock options – exercised options	-	137	(18)	-	-	-	-	-	-	-	119	-	119
Granted options recognized	-	-	54	-	-	-	-	-	-	-	54	-	54
(Increase) / Reduction of interest of controlling stockholders	-	-	-	-	-	-	-	-	-	-	-	822	822
Dividends and interest on capital - Statutory Reserve (Note 21b)	-	-	-	(1,730)	-	(655)	-	-	-	-	(2,385)	(4)	(2,389)
Corporate reorganizations (Note 3b)	-	-	-	(157)	-	-	-	-	-	-	(157)	-	(157)
Other	-	-	-	-	7	-	-	-	-	-	7	-	7
Total comprehensive income	-	-	-	-	-	3,482	(958)	1	(62)	252	2,715	8	2,723
Net income	-	-	-	-	-	3,482	-	-	-	-	3,482	8	3,490
Other comprehensive income for the period	-	-	-	-	-	-	(958)	1	(62)	252	(767)	-	(767)
Appropriations:
Legal reserve	-	-	-	124	-	(124)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	1,694	1,009	(2,703)	-	-	-	-	-	-	-
Balance at 03/31/2013	45,000	(1,386)	924	22,354	8,395	-	1,046	1	586	(665)	76,255	922	77,177
Change in the period	-	137	36	(69)	1,016	-	(958)	1	(62)	252	353	826	1,179
Balance at 01/01/2014	60,000	(1,854)	984	13,468	12,138	-	(1,183)	(379)	1,283	(1,234)	83,223	969	84,192
Transactions with owners	-	286	(24)	-	-	(899)	-	-	-	-	(637)	(13)	(650)
Treasury shares - granting of stock options	-	286	(24)	-	-	-	-	-	-	-	262	-	262
Granting of stock options – exercised options	-	286	(76)	-	-	-	-	-	-	-	210	-	210
Granted options recognized	-	-	52	-	-	-	-	-	-	-	52	-	52
(Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3c)	-	-	-	-	-	-	-	-	-	-	-	(12)	(12)
Dividends / interest on capital – Special profit reserve (Note 21b)	-	-	-	-	-	(899)	-	-	-	-	(899)	(1)	(900)
Dividends / Interest on capital paid in 2014 - Year 2013 - Statutory Reserve	-	-	-	(2,597)	-	-	-	-	-	-	(2,597)	-	(2,597)
Corporate reorganizations (Note 3b)	-	-	-	(160)	-	-	-	-	-	-	(160)	-	(160)
Other	-	-	-	(8)	-	-	-	-	-	-	(8)	-	(8)
Total comprehensive income	-	-	-	-	-	4,551	219	19	(509)	380	4,660	50	4,710
Net income	-	-	-	-	-	4,551	-	-	-	-	4,551	50	4,601
Other comprehensive income for the period	-	-	-	-	-	-	219	19	(509)	380	109	-	109
Appropriations:
Legal reserve	-	-	-	168	-	(168)	-	-	-	-	-	-	-
Statutory reserve	-	-	-	2,291	1,193	(3,484)	-	-	-	-	-	-	-
Balance at 03/31/2014	60,000	(1,568)	960	13,162	13,331	-	(964)	(360)	774	(854)	84,481	1,006	85,487
Change in the period	-	286	(24)	(306)	1,193	-	219	19	(509)	380	1,258	37	1,295

(1) Includes Share of other comprehensive income in associates and joint ventures – Available-for-sale financial assets

(2) Includes Cash flow hedge and hedge of net investment in foreign operation

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of Reais)

	Note	01/01 to 03/31/2014	01/01 to 03/31/2013
Adjusted net income		22,571	14,497
Net income		4,601	3,490
Adjustments to net income:		17,970	11,007
Granted options recognized	22d	52	54
Effects of changes in exchange rates on cash and cash equivalents		1,287	268
Expenses for allowance for loan and lease losses	12b	4,606	4,861
Interest and foreign exchange expense from operations with subordinated debt		8,395	724
Interest expense from operations with debentures		-	20
Change in reserves for insurance and private pension		3,200	5,041
Revenue from capitalization plans		(131)	(117)
Depreciation and amortization	15 and 16	615	562
Interest expense from provision for contingent and legal liabilities		258	227
Provision for contingent and legal liabilities		950	804
Interest income from escrow deposits		(102)	(55)
Deferred taxes		(456)	(548)
Share of profit or (loss) in associates and joint ventures		(75)	(52)
(Gain) loss from available-for-sale securities	23c	69	8
Interest and foreign exchange income from available-for-sale financial assets		(667)	(705)
Interest and foreign exchange income from held-to-maturity financial assets		(106)	(87)
(Gain) loss from sale of assets held for sale	25 and 26	6	(7)
(Gain) loss from sale of investments	25 and 26	2	(3)
(Gain) loss from sale of fixed assets	25 and 26	8	5
Other		60	7
Change in assets and liabilities (*)		16,610	(14,767)
(Increase) decrease in assets		18,679	(5,101)
Interbank deposits		(767)	(681)
Securities purchased under agreements to resell		5,606	(14,128)
Compulsory deposits with the Central Bank of Brazil		(2,682)	1,952
Financial assets held for trading		25,215	14,150
Derivatives (assets / liabilities)		1,002	(353)
Financial assets designated at fair value		25	(4)
Loan operations		(5,503)	(7,604)
Financial assets		(2,565)	1,286
Other tax assets		791	802
Other assets		(2,443)	(521)
(Decrease) increase in liabilities		(2,069)	(9,665)
Deposits		7,049	(4,482)
Deposits received under securities repurchase agreements		(7,800)	(4,479)
Financial liabilities held for trading		84	(48)
Funds from interbank markets		(1,240)	2,266
Other financial liabilities		(5,443)	(3,175)
Technical reserve for insurance and private pension		(800)	(1,665)
Liabilities for capitalization plans		165	155
Provisions		(165)	(73)
Tax liabilities		2,746	914
Other liabilities		6,638	3,992
Payment of income tax and social contribution		(3,303)	(3,070)
Net cash from (used in) operating activities		39,181	(270)
Interest on capital / dividends received from investments in associates and joint ventures		2	9
Cash received from sale of available-for-sale financial assets		37,546	14,076
Cash received from redemption of held-to-maturity financial assets		203	86
Cash upon sale of assets held for sale		10	29
Cash upon sale of investments in associates and joint ventures		(2)	3
Cash and cash equivalents net assets and liabilities due from BMG Seguradora acquisition	3e	(88)	-
Cash upon sale of fixed assets	15	7	3
Purchase of available-for-sale financial assets		(27,820)	(5,281)
Purchase of held-to-maturity financial assets		(21)	(173)
Purchase of fixed assets	15	(567)	(403)
Purchase of intangible assets	16	(257)	(275)
Net cash from (used in) investing activities		9,013	8,074
Funding from institutional markets		-	80
Redemptions in institutional markets		(9,038)	(3,612)
(Acquisition)/Disposal of interest of non-controlling stockholders		(12)	302
Granting of stock options – exercised options		210	119
Dividends and interest on capital paid to non-controlling interests		(1)	(4)
Dividends and interest on capital paid		(3,830)	(3,343)
Net cash from (used in) financing activities		(12,671)	(6,458)

Net increase (decrease) in cash and cash equivalents	2.4c and 4	35,524	1,346

Cash and cash equivalents at the beginning of the period	4	55,790	45,775
Effects of changes in exchange rates on cash and cash equivalents		(1,287)	(268)
Cash and cash equivalents at the end of the period	4	90,027	46,854
Additional information on cash flow
Interest received		30,743	21,320
Interest paid		14,286	14,037
Non-cash transactions
Dividends and interest on capital declared and not yet paid		841	600

(*) Includes the amounts of interest received and paid as shown above.

The accompanying notes are an integral part of these consolidated financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Consolidated Financial Statements

At March 31, 2014 and December 31, 2013 for balance sheet accounts and from March 31, 2014 and 2013 for income statement accounts

(In millions of Reais, except information per share)

Note 1 - Overview

ITAÚ UNIBANCO HOLDING S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office of ITAÚ UNIBANCO HOLDING is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING provides a wide range of financial products and services to individual and corporate clients in Brazil and abroad, whether these clients are Brazilian-related or non-related customers throughout its international branches, subsidiaries and affiliates. In Brazil we serve retail clients through the branch network of Itaú Unibanco S.A. (“Itaú Unibanco”) and to wholesale clients through Banco Itaú BBA S.A. (“Itaú BBA”), and overseas through branches in New York, Grand Cayman, Tokyo, and Nassau, and through subsidiaries mainly in Argentina, Chile, the US (New York and Miami), and Europe (Lisbon, London, Luxembourg and Switzerland), Cayman Islands, Paraguay, Uruguay and Colombia.

ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A., (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 38.7% of ITAÚ UNIBANCO HOLDING common shares.

As described in Note 34, the operations of ITAÚ UNIBANCO HOLDING are divided into four operating and reportable segments: (1) Commercial Bank – Retail, which offers a wide range of banking services for retail individuals (under several areas specialized in distribution and under several brands, such as Itaú, Uniclass and Personnalité) or high net worth clients (Private Bank) and for companies (very small and small companies), including services such as asset management, investor services, insurance, private pension plans, capitalization plans and credit cards issued to account holders; (2) Consumer Credit - Retail, which offers financial products and services to an universe beyond account holders such as vehicle financing, credit card transactions and consumer financing; (3) Wholesale Bank, which offers wholesale products and services to large and medium-sized companies, as well as investment bank activities, and (4) The Activities with the Market + Corporation segment basically manages the interest income associated with ITAÚ UNIBANCO HOLDING capital surplus, subordinated debt surplus and the net balance of tax credits and debits, as well as the net interest income from the trading of financial assets through proprietary positions (desks), management of currency interest rate gaps and other risk factors and arbitrage opportunities in the foreign and domestic markets.

These consolidated financial statements were approved by the Executive Board on April 28, 2014.

Note 2 – Significant accounting policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.1.	Basis of Preparation

These consolidated financial statements of ITAÚ UNIBANCO HOLDING were prepared taking into consideration that the National Monetary Council (CMN) Resolution No. 3,786 established that starting December 31, 2010, annual consolidated financial statements shall be prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB).

These consolidated financial statements have been presented following the accounting practices described in this note.

These interim financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting using the option to present complete consolidated financial statements instead of condensed consolidated financial statements.

In the preparation of these consolidated financial statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement, and disclosure established in the IFRS pronouncements issued by the IASB, and the interpretations of the International Financial Reporting Interpretation Committee (IFRIC) described in this note. For this reason, these Consolidated Financial Statements are in full conformity with the pronouncements issued by the IASB and the interpretations issued by the IFRIC.

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents during the period from operating, investing, and financing activities. Cash and cash equivalents include highly-liquid financial investments (Note 2.4c).

Cash flows from operating activities are presented under the indirect method. Consolidated net income is adjusted for non-monetary items, such as measurement gains and losses, changes in provisions and in receivables and liabilities balances. All income and expense arising from non-monetary transactions, attributable to investing and financing activities, are eliminated. Interest received or paid is classified as operating cash flows.

2.2.	New pronouncements; changes to and interpretations of existing pronouncements

a)	Accounting pronouncements applicable for period ended March 31, 2014

•	IAS 32 – “Financial instruments: presentation” – this change was issued to clarify the offsetting requirements for financial instruments in the balance sheet. No material impacts arising from this change were identified for the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

•	Investment Entities - Amendments to IFRS 10 – “Consolidated financial statements”, IFRS 12 – “Disclosure of interests in other entities” and IAS 27 – “Separate financial statements” - It introduces an exception to the principle that all subsidiaries must be consolidated. The change requires that any controlling company that is an investment entity measures the fair value based on the results of its investments in certain entities, rather than consolidating them in its consolidated financial statements. No material impacts arising from this change were identified for the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

•	IAS 36 – Impairment of assets – This change introduces requirements for disclosure of measurement of assets recoverable amounts, due to the issuance of IFRS 13. Identified impacts are related to the disclosure of the recoverable amount and measurement methodology and have not given rise to significant impacts on the consolidated financial statements.

•	IAS 39 – Financial instruments: recognition and measurement – This change permits continuity of hedge accounting, even if a derivative is novated (transferred) to a clearing house, adhering to certain conditions. No material impacts arising from this change were identified for the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

b)	Accounting pronouncements recently issued and applicable in future periods

The following pronouncements will become applicable for periods after the date of these consolidated financial statements and were not early adopted:

•	IFRS 9 – “Financial instruments” – the pronouncement aimed at replacing IAS 39 - “Financial instruments: recognition and measurement”. In November 2009 IASB issued IFRS 9, and introduced new requirements for classifying and measuring financial assets. In October 2010, IASB amended the standard and included the requirements for financial liabilities. In November 2013, IASB issue a new amendment, and included the requirements for hedge accounting. In February 2014, IASB announced the mandatory application of the pronouncement for annual periods beginning on or after January 1, 2018, and early adoption is permitted. Any possible impacts arising from adopting these changes will be assessed up to the date this standard comes into force.

•	IAS 19 – Employee Benefits – the entity should take into account the contributions by employees and third parties in the recording of defined benefit plans. It is effective for years beginning after July 1, 2014 and its early adoption is allowed by IASB. Any possible impacts arising from adopting this amendment will be assessed up to the date this standard comes into force.

2.3.	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, because actual results may differ from those determined in accordance with such estimates and assumptions.

2.3.1	Critical accounting estimates

All estimates and assumptions made by Management are in accordance with IFRS and represent the current best estimates made in conformity with the applicable standards. Estimates are evaluated continuously, considering past experience and other factors.

The Consolidated Financial Statements reflect a variety of estimates and assumptions. The critical accounting estimates and assumptions that have the most significant impact on the carrying amounts of assets and liabilities are described below:

a)	Allowance for loan and lease losses

ITAÚ UNIBANCO HOLDING periodically reviews its portfolio of loans and receivables to evaluate the existence of impairment.

In order to determine the amount of the allowance for loan and lease losses in the Consolidated Statements of Income with respect to certain receivables or group of receivables, ITAÚ UNIBANCO HOLDING exercises its judgment to determine whether objective evidence indicates that an event of loss has occurred. This evidence may include observable data that indicates that an adverse change has occurred in relation to the expected cash inflows from the counterparty or the existence of a change in local or international economic conditions that correlates with impairment. Management uses estimates based on the history of loss experience in loan operations with similar characteristics and with similar objective evidence of impairment. The methodology and assumptions used for estimating future cash flows are regularly reviewed by Management, considering the adequacy of models and sufficiency of provision volumes in view of the experience of incurred loss.

ITAÚ UNIBANCO HOLDING uses statistical models to calculate the Allowance for Loan and Lease Losses in the homogeneous loan portfolio. ITAÚ UNIBANCO HOLDING periodically carries out procedures to improve these estimates by aligning the required provisions to the levels of losses observed by the historical behavior (as described in Note 2.4g VIII). This alignment aims at ensuring that the volume of allowances reflects the current economic conditions, the composition of the loan portfolios, the quality of guarantees obtained and the profile of our clients. In 2013 and the period, there were no such improvements of model assumptions.

The allowance amounted to R$ 21,276 (R$ 22,235 at December 31, 2013).

If the present value of the estimated cash flows were to have a positive or negative variation of 1%, the Allowance for Loan and Lease Losses would be increased or decreased by approximately R$ 3,870 (R$ 3,895 at December 31, 2013).

The details on methodology and assumptions used by the Management are disclosed in note 2.4g VIII.

b)	Deferred income tax and social contribution

As explained in item 2.4n, deferred tax assets are recognized only in relation to temporary differences and loss carryforwards to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for their utilization. The expected realization of ITAÚ UNIBANCO HOLDING´s deferred tax asset is based on the projection of future income and other technical studies, as disclosed in Note 27. The carrying amount of deferred tax assets was R$ 38,546 (R$ 39,545 as of December 31, 2013).

c)	Fair value of financial instruments, including derivatives

The fair value of financial instruments is measured on a recurring basis, in conformity with the requirements of IAS 39 – “Financial instruments: recognition and measurement. Financial instruments recorded at fair value are assets amounting to R$ 211,086 (R$ 257,223 at December 31, 2013) of which R$ 10,862 are derivatives (R$ 11,366 at December 31, 2013) and liabilities in the amount of R$ 12,467 (R$ 11,776 at December 31, 2013) of which R$ 12,031 are derivatives (R$ 11,405 at December 31, 2013). The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques. This calculation is based on assumptions that take into consideration ITAÚ UNIBANCO HOLDING Management´s judgment about market information and conditions existing at the balance sheet date.

ITAÚ UNIBANCO HOLDING ranks the fair value measurements using a fair value hierarchy that reflects the significance of inputs adopted in the measurement process. There are three broad levels related to the fair value hierarchy, detailed in Note 31.

The team in charge of the pricing of assets, in accordance with the governance defined by the committee and regulatory circulars, carries out critical analyses of the information extracted from the market and from time to time reassesses the long-term of indexes. At the end of the monthly closings, the areas meet for a new round of analyses for the maintenance of the classification in connection with the fair value hierarchy. ITAÚ UNIBANCO HOLDING believes that all methodologies adopted are appropriate and consistent with market participants. Regardless of this fact, the adoption of other methodologies or use of different assumptions to estimate fair values may result in different fair value estimates.

The methodologies used to estimate the fair value of certain financial instruments are described in Note 31.

d)	Defined benefit pension plan

At March 31, 2014, an amount of R$ (363) (R$ (358) at December 31, 2013) was recognized as an asset related to pension plans. The current amount of the pension plan obligations is obtained from actuarial calculations that use a variety of assumptions. Among the assumptions used for estimating the net cost (income) of these plans is the discount rate. Any changes in these assumptions will affect the carrying amount of pension plan assets and liabilities.

ITAÚ UNIBANCO HOLDING determines the appropriate discount rate at the end of each year, which is used for determining the present value of estimated future cash outflows necessary for settling the pension plan liabilities. In order to determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of the Brazilian federal government bonds that are denominated in Brazilian Reais, the currency in which the benefits will be paid, and that have maturity terms approximating the terms of the related liabilities.

Should the discount rate currently used be lower by 0.5% than Management’s estimates, the actuarial amount of the pension plan obligations would be increased by approximately R$ 672, with impact on the amount recognized with effect on Stockholder’s Equity – Other Comprehensive Income before taxes – of R$ 392, net of the effects of Asset Ceiling.

Other important assumptions for pension plan obligations are in part based on current market conditions. Additional information is disclosed in Note 29.

e)	Contingent assets and liabilities

ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel, when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts, as detailed in Note 32.

The carrying amount of these contingencies was R$ 19,483 (R$ 18,862 at December 31, 2013).

f)	Technical provisions for insurance and pension plan

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short-term liabilities (property and casualty insurance) or medium and long-term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

Additional information is described in Note 30.

2.3.2 Critical judgments in accounting policies

a) Goodwill

The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generation units and the allocation of goodwill to such units based on the expectations of which ones will benefit from the acquisition. Determining expected cash flows and risk-adjusted interest rate for each unit requires that management exercises judgment and estimates. At March 31, 2014 and 2013, ITAÚ UNIBANCO HOLDING did not identify goodwill impairment losses.

2.4.	Summary of main accounting practices

a)	Consolidation

I.	Subsidiaries

Before January 1, 2013, ITAÚ UNIBANCO HOLDING consolidated its subsidiaries, defined in accordance with IAS 27 – “Consolidated and separate financial statements”, and its specific purpose entities, defined in accordance with the SIC 12 – “Consolidation – special purpose entities”, in its Consolidated Financial Statements. As of January, 2013, ITAÚ UNIBANCO HOLDING adopted IFRS 10 – “Consolidated financial statements”, which replaced IAS 27 and SIC 12.

In accordance with the IFRS 10, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. ITAÚ UNIBANCO HOLDING controls an entity when it is exposed to, or is entitled to, its variable returns derived from its involvement with such entity, and has the capacity to impact such returns.

Subsidiaries are fully consolidated as from the date in which ITAÚ UNIBANCO HOLDING obtains its control and are no longer consolidated as from the date such control is lost.

On January 1, 2013 ITAÚ UNIBANCO HOLDING assessed its investments to determine whether the conclusions regarding the consolidation in accordance with IFRS 10 differ from those conclusions reached in accordance with IAS 27 and SIC 12.

No adjustment is required for those investments already consolidated in accordance with IAS 27 and SIC 12 and which remain consolidated in accordance with IFRS 10 on January 1, 2013 or for those investments not consolidated in accordance with IAS 27 and SIC 12 and which continue not being consolidated in accordance with IFRS 10.

The effects arising from adopting the IFRS 10, which gave rise to the change in the accounting policy, resulted in an increase of R$ 489 in the non-controlling stockholders’ equity. We present below the overall amounts related to our investments, previously not consolidated, which started to be consolidated on January 1, 2013:

12/31/2012
Loan and lease operations	3,089
Total assets	1,275
Total liabilities	1,275
Non-controlling interests	520
Net income / (loss) atributable to non-controlling interests	(53)

The following table shows the main consolidated subsidiaries and consolidated joint ventures, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital at March 31, 2014, and December 31, 2013:

		Incorporation country	Activity	Interest in voting capital at		Interest in total capital at
				03/31/2014	12/31/2013	03/31/2014	12/31/2013
Banco Credicard S.A.	(1) (Note 3d)	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Dibens S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Veículos S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Investcred Unibanco S.A.		Brazil	Financial institution	50.00%	50.00%	50.00%	50.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A	(2) (Note 3c)	Brazil	Financial institution	70.00%	70.00%	70.00%	70.00%
Banco Itaú Europa Luxembourg S.A.		Luxembourg	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Credicard Promotora de Vendas Ltda.	(Note 3d)	Brazil	Service	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Veículos Administradora de Consórcios Ltda.		Brazil	Consortia administrator	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Administradora de Consórcios Ltda.		Brazil	Consortia administrator	100.00%	100.00%	100.00%	100.00%
Itaú Ásia Securities Ltd		Hong Kong	Broker	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	(3)	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	100.00%	99.99%	100.00%	99.99%
Itaú BBA International PLC		United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú BMG Seguradora S.A.		Brazil	Insurance	70.00%	0.00%	70.00%	0.00%
Itaú Companhia Securitizadora de Créditos Financeiros		Brazil	Securitization	100.00%	100.00%	100.00%	99.98%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.		Brazil	Dealer	100.00%	100.00%	99.99%	99.99%
Itaú Japan Asset Management Limited		Japan	Asset management	100.00%	100.00%	100.00%	100.00%
Itaú Middle East Limited		Arab Emirates	Advisory	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento	(Note 3a)	Brazil	Consumer finance credit	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Serviços e Processamento de Informações Comerciais Ltda.		Brazil	Technology services	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. - REDE		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Tarjetas Unisoluciones S. A. de Capital Variable		Mexico	Credit card administrator	100.00%	100.00%	100.00%	100.00%

(1) New company name of Banco Citicard S.A.

(2) New company name of Banco Banerj S.A.

(3) Does not include Redeemable Preferred Shares.

ITAÚ UNIBANCO HOLDING is committed to maintaining the minimum capital required by all those joint ventures, for all entities FIC - Financeira Itaú CBD S.A Crédito, Financiamento e Investimento the minimum capital percentage is 25.0% higher than that required by the Central Bank of Brazil (Note 33).

II.	Business combinations

Accounting for business combinations under IFRS 3 (R) is only applicable when a business is acquired. Under IFRS 3 (R), a business is defined as an integrated set of activities and assets that is conducted and managed for the purpose of providing a return to investors, or cost reduction or other economic benefits. In general, a business consists of inputs, processes applied to those inputs and outputs that are, or will be, used to generate income. If there is goodwill in a set of activities or transferred assets, this is presumed to be a business. For acquisitions that meet the definition of business, accounting under the purchase method is required.

The acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. The excess of the acquisition cost, plus non-controlling interests, if any, over the fair value of identifiable net assets acquired, is accounted for as goodwill.

The treatment of goodwill is described in Note 2.4k. If the cost of acquisition, plus non-controlling interests, if any, is lower than the fair value of identifiable net assets acquired, the difference is directly recognized in income.

For each business combination, the purchaser should measure any non-controlling interest in the acquired company at the fair value or amount proportional to its interest in net assets of the acquired company.

III.	Transactions with non-controlling stockholders

IFRS 10 – “Consolidated financial statements” establishes that changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity.

b)	Foreign currency translation

I.	Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING are presented in reais, which is its functional currency and the presentation. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING defined the functional currency, as set forth in IAS 21.

The assets and liabilities of subsidiaries with a functional currency other than the Brazilian real are translated as follows:

•	assets and liabilities are translated at the closing rate at the balance sheet date;
•	income and expenses are translated at monthly average exchange rates;
•	exchange differences arising from currency translation are recorded in other comprehensive income.

II-	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of foreign exchange operations and foreign exchange gains/losses and amount to R$ (1,032) for the period for the period January 1, to March 31, 2014 (R$ 2,635 for the period January 1 to March 31, 2013).

In the case of monetary assets classified as available-for-sale, the exchange differences resulting from a change in the amortized cost of the instrument are recognized in the income statement, while those resulting from other changes in the carrying amount, except impairment losses, are recognized in other comprehensive income until derecognition or impairment.

c)	Cash and cash equivalents

ITAÚ UNIBANCO HOLDING defines cash and cash equivalents as cash and current accounts in banks (included in the heading cash and deposits on demand on the consolidated balance sheet), interbank deposits and securities purchased under agreements to resell that have original maturities of up to 90 days or less, as shown in Note 4.

d)	CENTRAL BANK Compulsory deposits

The Central Banks of the countries in which ITAÚ UNIBANCO HOLDING operates currently impose a number of compulsory deposit requirements on financial institutions. Such requirements are applied to a wide range of banking activities and operations, such as demand, savings, and time deposits. In the case of Brazil, the acquisition and deposit of Brazilian federal government securities is also required.

Compulsory deposits are initially recognized at fair value and subsequently at amortized cost, using the effective interest rate method as detailed in Note 2.4g VI.

e)	Interbank deposits

ITAÚ UNIBANCO HOLDING recognizes its interbank deposits in the balance sheet initially at fair value and subsequently at the amortized cost using the effective interest method as detailed in Note 2.4g VI.

f)	Securities purchased under agreements to resell and sold under repurchase agreements

ITAÚ UNIBANCO HOLDING has purchased securities with resale agreement (resale agreements), and sold securities with repurchase agreement (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively.

The amounts invested in resale agreement transactions and borrowed in repurchase agreement transactions are initially recognized in the balance sheet at the amount advanced or raised, and subsequently measured at amortized cost. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. Interest earned in resale agreement transactions and incurred in repurchase agreement transactions is recognized in Interest and similar income and Interest and similar expense, respectively.

The financial assets accepted as collateral in our resale agreements can be used by us, if provided for in the agreements, as collateral for our repurchase agreements or can be sold.

In Brazil, control over custody of financial assets is centralized and the ownership of investments under resale and repurchase agreements is temporarily transferred to the buyer. ITAÚ UNIBANCO HOLDING strictly monitors the fair value of financial assets received as collateral under our resale agreements and adjusts the collateral amount when appropriate.

Financial assets pledged as collateral to counterparties are also recognized in the consolidated financial statements. When the counterparty has the right to sell or re-pledge such instruments, they are presented in the balance sheet under the appropriate class of financial assets.

g)	Financial assets and liabilities

In accordance with IAS 39, all financial assets and liabilities, including derivative financial instruments, shall be recognized in the balance sheet and measured based on the category in which the instrument is classified.

Financial assets and liabilities can be classified into the following categories:

•	Financial assets and liabilities at fair value through profit or loss – held for trading.
•	Financial assets and liabilities at fair value through profit or loss – designated at fair value.
•	Available-for-sale financial assets.
•	Held-to-maturity financial assets.
•	Loans and receivables.
•	Financial liabilities at amortized cost.

The classification depends on the purpose for which financial assets were acquired or financial liabilities were assumed. Management determines the classification of financial instruments at initial recognition.

ITAÚ UNIBANCO HOLDING classifies financial instruments into classes that reflect the nature and characteristics of these financial instruments.

ITAÚ UNIBANCO HOLDING classifies as loans and receivables the following classes of balance sheet headings: Cash and deposits on demand, Central Bank compulsory deposits (Note 2.4d), Interbank deposits (Note 2.4e), Securities purchased under agreement to resell (Note 2.4f), Loan operations (Note 2.4g VI) and Other financial assets (Note 2.4g IX).

Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trade date.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or when ITAÚ UNIBANCO HOLDING has substantially transferred all risks and rewards of ownership, and such transfer qualifies for derecognition, according to the requirements of IAS 39. Therefore, if the risks and rewards were not substantially transferred, ITAÚ UNIBANCO HOLDING evaluates the extent of control in order to determine whether the continuous involvement related to any retained control does not prevent derecognition. Financial liabilities are derecognized when discharged or extinguished.

Financial assets and liabilities are offset against each other and the net amount is reported in the balance sheet solely when there is a legally enforceable right to offset the recognized amounts and there is intention to settle them on a net basis, or simultaneously realize the asset and settle the liability.

I-	Financial assets and liabilities at fair value through profit or loss - held for trading

These are financial assets and liabilities acquired or incurred principally for the purpose of selling them in the short term or when they are part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent history of short-term profit taking.

The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under Net gain (loss) from investment securities and derivatives. Interest income and expenses are recognized in Interest and similar income and Interest and similar expense, respectively.

II-	Financial assets and liabilities at fair value through profit or loss – designated at fair value

These are assets and liabilities designated at fair value through profit or loss upon initial recognition (fair value option). This designation cannot be subsequently changed. In accordance with IAS 39, the fair value option can only be applied if it reduces or eliminates an accounting mismatch when the financial instruments are part of a portfolio for which risk is managed and reported to Management based on its fair value or when these instruments consist of hosts and embedded derivatives that shall otherwise be separated.

The financial assets and liabilities included in this category are initially and subsequently recognized at fair value. Transaction costs are directly recognized in the consolidated statement of income. Gains and losses arising from changes in fair value are directly included in the consolidated statement of income under Net gain (loss) from investment securities and derivatives - Financial assets designated at fair value through profit or loss. Interest income and expenses are recognized in Income and similar income and Interest and similar expense, respectively.

ITAÚ UNIBANCO HOLDING designated certain assets at fair value through profit or loss upon their initial recognition, because they are reported to Management and their performance is evaluated daily based on their fair value.

III-	Derivatives

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. All derivatives are recognized as assets when the fair value is positive, and as liabilities when negative.

Certain derivatives embedded in other financial instruments are treated as separate derivatives, when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recognized at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with changes in fair value recognized in the consolidated statement of income in Net gain (loss) from investment securities and derivatives – Financial assets held for trading and derivatives - except when ITAÚ UNIBANCO HOLDING designates these hybrid contracts as a whole as fair value through profit or loss.

Derivatives can be designated as hedging instruments under hedge accounting and in the event they qualify, depending upon the nature of the hedged item, the method for recognizing gains or losses from changes in fair value will be different. These derivatives, which are used to hedge exposures to risk or modify the characteristics of financial assets and liabilities, and that meet IAS 39 criteria, are recognized as hedge accounting.

In accordance with IAS 39, to qualify for hedge accounting, all of the following conditions are met:

•	at the inception of the hedge there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge.
•	the hedge is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, consistent with the originally documented risk management strategy for that particular hedging relationship.

•	for a cash flow hedge, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.
•	the effectiveness of the hedge can be reliably measured, i.e. the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured.

•	the hedge is assessed on an ongoing basis and it is determined that the hedge has in fact been highly effective throughout the periods for which the hedge was designated.

IAS 39 presents three hedge accounting categories: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation.

ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under cash flow hedge strategies, fair value hedge and hedge of net investments, as detailed in Note 9.

Fair value hedge

For derivatives that are designated and qualify as fair value hedges, the following practices are adopted:

a)	The gain or loss arising from the new measurement of the hedge instrument at fair value should be recognized in income; and

b)	The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, should adjust the book value of the hedged item and also be recognized in income.

When the derivative expires or is sold or the hedge no longer meets the accounting hedge criteria or the entity revokes the designation, the entity should prospectively discontinue the accounting hedge. In addition, any adjustment in the book value of the hedged item should be amortized in income.

Cash flow hedge

For derivatives that are designated and qualify as a cash flow hedge, the effective portion of derivative gains or losses are recognized in Other comprehensive income – Gains and losses – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or the hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines in which the related hedged item is reported.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting and also when ITAU UNIBANCO HOLDING redesignates a hedge, any cumulative gain or loss existing in Other comprehensive income is frozen and is recognized in income when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other comprehensive income is immediately transferred to the statement of income.

Hedge of net investments in foreign operations

A hedge of a net investment in a foreign operation, including hedge of a monetary item that is accounted for as part of the net investment, is accounted for in a manner similar to a cash flow hedge:

a)	the portion of gain or loss on the hedge instrument determined as effective is recognized in other comprehensive income.
b)	the ineffective portion is recognized in income.

Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income are reclassified to the income statement upon the disposal of the investment in the foreign operation.

IV - Available-for-sale financial assets

In accordance with IAS 39, financial assets are classified as available-for-sale when in the Management’s judgment they can be sold in response to or in anticipation of changes in market conditions, and that were not classified into the categories of financial assets at fair value through profit or loss, loans and receivables or held to maturity.

Available-for-sale financial assets are initially and subsequently recognized in the consolidated balance sheet at fair value, plus transaction costs. Unrealized gains and losses (except losses for impairment, foreign exchange differences, dividends and interest income) are recognized, net of applicable taxes, in Other comprehensive income. Interest, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and similar income. The average cost is used to determine the realized Gains and losses on Disposal of available-for-sale financial assets, which are recorded in the consolidated statement of income under Net gain (loss) from financial assets and liabilities – Available-for-sale financial assets. Dividends on available-for-sale assets are recognized in the consolidated statement of income as Dividend income when ITAÚ UNIBANCO HOLDING is entitled to receive such dividends, and inflow of economic benefits is probable.

ITAÚ UNIBANCO HOLDING assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is evidence of impairment, resulting in the recognition of an impairment loss. If any impairment evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in income, is recognized in the consolidated statement of income as a reclassification adjustment from Other comprehensive income.

Impairment losses recognized in the consolidated statement of income on equity instruments are not reversed through the statement of income. However, if in a subsequent period the fair value of a debt instrument classified as an available-for-sale financial asset increases and such increase can be objectively related to an event that occurred after the loss recognition, such loss is reversed through the statement of income.

V-	Held-to-maturity financial assets

In accordance with IAS 39, the financial assets classified into the held-to-maturity category are non-derivative financial assets that ITAÚ UNIBANCO HOLDING has the positive intention and ability to hold to maturity.

These assets are initially recognized at fair value, plus transaction costs, and subsequently measured at amortized cost, using the effective interest rate method (as detailed in item VI below). Interest income, including the amortization of premiums and discounts, is recognized in the consolidated statement of income under Interest and similar income.

When there is impairment of held-to-maturity financial assets, the loss is recorded as a reduction in the carrying amount through the use of an allowance account and recognized in the consolidated statement of income. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the loss was recognized, the previously recognized loss is reversed. The reversal amount is also recognized in the consolidated statement of income.

VI-	Loan operations

Loan operations are initially recognized at fair value, plus transaction costs and are subsequently measured at amortized cost using the effective interest rate method.

The effective interest rate approach is a method of calculating the amortized cost of a financial asset or liability and of allocating the interest income or expense over the relevant period. The effective interest rate is the discount rate that is applied to future payments or receipts through the expected life of the financial instrument that results in an amount equal to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts.

ITAÚ UNIBANCO HOLDING classifies a loan operation as on non-accrual status if the payment of the principal or interest has been in default for 60 days or more. When a loan is placed on non-accrual status, the accrual of interest of the loan is discontinued.

When a financial asset or group of similar financial assets is impaired and its carrying amount is reduced through an allowance for loan losses, the subsequent interest income is recognized on the reduced carrying amount using the interest rate used to discount the future cash flows for purposes of measuring the allowance for loan losses.

Our Individuals portfolio consists primarily of vehicle financing to individuals, credit card, personal loans (including mainly consumer finance and overdrafts) and residential mortgage loans. The Corporate portfolio includes loans made to large corporate clients. Our Small / Medium Business Portfolio corresponds to loans to a variety of customers from small to medium-sized companies. The Foreign Loans Latin America is substantially comprised of loans granted to individuals in Argentina, Chile, Paraguay, and Uruguay.

At a corporate level, there are two groups (independent from the business areas): the credit risk group and the finance group, which are responsible for defining the methodologies used to measure the allowance for loan losses and for performing the corresponding calculations on a recurring basis.

The credit risk group and the finance group, at the corporate level, monitor the trends observed in the allowance for loan losses at the portfolio segment level, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default or the loss given default.

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these observed trends at a detailed level and for each portfolio, for understanding the underlying reasons for the trends observed and for deciding whether changes are required in our credit policies.

VII - Lease operations (as lessor)

When assets are subject to a finance lease, the present value of lease payments is recognized as a receivable in the consolidated balance sheet under Loan operations and Lease Operations.

Initial direct costs when incurred by ITAÚ UNIBANCO HOLDING are included in the initial measurement of the lease receivable, reducing the amount of income to be recognized over the lease period. Such initial costs usually include commissions and legal fees.

The recognition of interest income reflects a constant return rate on the net investment of ITAÚ UNIBANCO HOLDING and is recognized in the consolidated statement of income under Interest and similar income.

VIII- Allowance for loan and lease losses

General

ITAÚ UNIBANCO HOLDING periodically assesses whether there is any objective evidence that a receivable or group of receivables is impaired. A receivable or group of receivables is impaired and there is a need for recognizing an impairment loss if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event (or events) has an impact on the estimated future cash flows that can be reliably estimated.

The allowance for loan and lease losses is recognized as probable losses inherent in the portfolio at the balance sheet date. The determination of the level of the allowance rests upon various judgments and assumptions, including current economic conditions, loan portfolio composition, prior loan and lease loss experience and evaluation of credit risk related to individual loans. Our process for determining the allowance for loan and lease losses includes Management's judgment and the use of estimates. The adequacy of the allowance is regularly analyzed by Management.

The criteria adopted by ITAÚ UNIBANCO HOLDING for determining whether there is objective evidence of impairment include the following:

•	default in principal or interest payment;
•	financial difficulties of the debtor and other objective evidence that results in the deterioration of the financial position of the debtor (for example, debt-to-equity ratio, percentage of net sales or other indicators obtained through processes adopted to monitor credit, particularly for retail portfolios);
•	breach of loan clauses or terms;
•	entering into bankruptcy;
•	loss of competitive position of the debtor.

The estimated period between the loss event and its identification is defined by Management for each portfolio of similar receivables. Considering the representativeness of several homogeneous groups, management chose to use a twelve month period as being the most representative. For portfolios of loans that are individually evaluated for impairment this period is at most 12 months, considering the review cycle for each loan operation.

Assessment

ITAÚ UNIBANCO HOLDING first assesses whether objective evidence of impairment exists for receivables that are individually significant, and individually or collectively for receivables that are not individually significant.

To determine the amount of the allowance for individually significant receivables with objective evidence of impairment, methodologies are used that consider both the quality of the client and the nature of the transaction, including its collateral, to estimate the cash flows expected from these loans.

If no objective evidence of impairment exists for an individually assessed receivable, whether significant or not, the asset is included in a group of receivables with similar credit risk characteristics and collectively assessed for impairment. Receivables that are individually assessed for impairment and for which an impairment loss is recognized are not included in the collective assessment. The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

For collectively assessed loans, the calculation of the present value of the estimated future cash flows for which there is collateral reflects the historical performance of the foreclosure and recovery of fair value, considering the cash flows that may arise from foreclosure less costs for obtaining and selling that collateral.

For the purpose of a collective evaluation of impairment, receivables are grouped on the basis of similar credit risk characteristics. The characteristics are relevant to the estimation of future cash flows for such receivables by being indicative of the debtors’ ability to pay all amounts due, according to the contractual terms of the receivables being evaluated. Future cash flows in a group of receivables that are collectively evaluated for purposes of identifying the need for recognizing impairment are estimated on the basis of the contractual cash flows of the group of receivables and historical loss experience for receivables with similar credit risk characteristics. The historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

For individually significant receivables with no objective evidence of impairment, ITAÚ UNIBANCO HOLDING classifies these loans into certain rating categories based on several qualitative and quantitative factors applied through internally developed models. Considering the size and the different risk characteristics of each contract, the rating category determined according to internal models can be reviewed and modified by our Corporate Credit Committee, the members of which are executives and officers in corporate credit risk. ITAÚ UNIBANCO HOLDING estimates inherent losses for each rating category considering an internally developed approach for low-default portfolios, that uses our historical experience for building internal models, that are used both to estimate the PD (probability of default) and to estimate the LGD (loss given default.)

To determine the amount of the allowance for individually insignificant items loans are segregated into classes considering the underlying risks and characteristics of each group. The allowance for loan and lease losses is determined for each of those classes through a process that considers historical delinquency and loan loss experience over the most recent years.

Measurement

The methodology used to measure the allowance for loan and lease losses was developed internally by the credit risk and finance areas at the corporate level. In those areas and considering the different characteristics of the portfolios, different areas are responsible for defining the methodology to measure the allowance for each: Corporate (including loan operations with objective evidence of impairment and individually significant loan operations but with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America. Each of the four portfolio areas responsible for defining the methodology to measure the allowance for loan and lease losses is further divided into groups, including groups that develop the methodology and groups that validate the methodology. A centralized group in the credit risk area is responsible for measuring the allowance on a recurring basis following the methodologies developed and approved for each of the four areas.

The methodology is based on two components to determine the amount of the allowance: The probability of default by the client or counterparty (PD), and the potential economic loss that may occur in the event of default, being the debt that cannot be recovered (LGD) which are applied to the outstanding balance of the loan. Measurement and assessment of these risk components is part of the process for granting credit and for managing the portfolio. The estimated amounts of PD and LGD are measured based on statistical models that consider a significant number of variables which are different for each class and include, among others, income, equity, past loan experiences, level of indebtedness, economic sectors that affect collectability and other attributes of each counterparty and of the economic environment. These models are regularly updated for changes in economic and business conditions.

A model updating process is started when the modeling area identifies that it is not capturing significant effects of the changes of economic conditions, in the performance of the portfolio or when a change is made in the methodology for calculating the allowance for loan and lease losses. When a change in the model is made, the model is validated through back-testing and statistical methods are used to measure its performance through detailed analysis of its documentation, by describing step-by-step how the process is carried out. The models are validated by an area independent from the one developing it, by issuing a technical report on the assumptions used (integrity, consistency, and replicability of the bases) and on the mathematical methodology used. The technical report is subsequently submitted to CTAM (Model assessment technical committee), which is the highest level of approval of model reviews.

Considering the different characteristics of the loans at each of the four portfolio areas (Corporate (with no objective evidence of impairment), Individuals, Small and Medium Businesses, and Foreign Units Latin America), different areas within the corporate credit risk area are responsible for developing and approving the methodologies for loans in each of those four portfolio areas. Management believes that the fact that different areas focus on each of the four portfolios results in increased knowledge, specialization and awareness of the teams as to the factors that are more relevant for each portfolio area in measuring the loan losses. Also considering such different characteristics and other factors, different inputs and information are used to estimate the PD and LGD as further detailed below:

•	Corporate (with no evidence of impairment) - factors considered and inputs used are mainly the history of the customer relationship with us, the results of analysis of the customer’s accounting statements and the information obtained through frequent contacts with its officers, aiming at understanding the strategy and the quality of its management. Additionally, industry and macroeconomic factors are also included in the analysis. All those factors (which are quantitative and qualitative) are used as inputs to the internal model developed to determine the corresponding rating category. This approach is also applied to the corporate credit portfolio outside Brazil.

•	Individuals – factors considered and inputs used are mainly the history of the customer relationship with us, and information available through credit bureaus (negative information).

•	Small / Medium Businesses – factors considered and inputs used include, in addition to the history of the customer relationship and credit bureau information about the customer’s revenues, industry expertise, and information about its shareholders and officers, among others.

•	Foreign Units – Latin America – considering the relative smaller size of this portfolio and its more recent nature, the models are simpler and use the past due status and an internal rating of the customer as main factors.

Reversal, write-off, and renegotiation

If, in a subsequent period, the amount of the impairment loss decreases and the decrease is objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment is reversed. The amount of reversal is recognized in the consolidated statement of Income under Expense for allowance for loan and lease losses.

When a loan is uncollectible, it is written-off in the balance sheet under allowance for loan and lease losses. Write-off as losses occur after 360 days of credits have matured or after 540 days for loans with maturities over 36 months.

In almost all cases for loan products, renegotiated loans require at least one payment to be made under the renegotiated terms in order for it to be removed from nonperforming and nonaccrual status. Renegotiated loans return to nonperforming and nonaccrual status when they reach 60 days past due under the renegotiated terms, which typically corresponds to the borrower missing two or more payments.

IX- Other financial assets

ITAÚ UNIBANCO HOLDING presents these assets, which composition is detailed in Note 20a, in the consolidated balance sheet initially at fair value and subsequently at amortized cost using the effective interest method.

Interest income is recognized in the consolidated statement of income under Interest and similar income.

X-	Financial liabilities at amortized cost

The financial liabilities that are not classified as at fair value through profit or loss are classified into this category and initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Interest expenses are presented in consolidated statement of income under Interest and similar expense.

The following financial liabilities are presented in the consolidated balance sheet and recognized at amortized cost:

•	Deposits (See Note 17).
•	Securities sold under repurchase agreements (Note 2.4f).
•	Funds from interbank markets (Note 19a).
•	Funds from institutional markets (Note 19b).
•	Liabilities for capitalization plans.
•	Other financial liabilities (Note 20b).

h)	Investments in associates and joint ventures

I – Associates

In accordance with IAS 28 – “Investments in associates and joint ventures”, associates are those companies in which the investor has significant influence, but does not have control. Significant influence is usually presumed to exist when an interest in voting capital is held from 20.0% to 50.0%. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss.

II – Joint arrangements

Before January 1, 2013, ITAÚ UNIBANCO HOLDING consolidated proportionally its interest held in joint ventures, in conformity with the requirements of IAS 31 – “Interests in joint ventures”. As from that date, ITAÚ UNIBANCO HOLDING adopted IFRS 11 – “Joint arrangements”, thus changing its accounting policy from interest in joint business to the equity method.

In accordance with the IFRS 11, investments in joint business are classified as joint operations or joint ventures. The classification is dependent upon the contractual rights and obligations held by each investor, rather than the legal structure of the joint arrangements.

ITAÚ UNIBANCO HOLDING has assessed the nature of its joint arrangements and concluded that it has both joint operations and joint ventures. There was no change in the accounting treatment for joint operations. For joint ventures, ITAÚ UNIBANCO HOLDING adopted the new policy for interest in joint ventures, in accordance with the IFRS 11 transition provisions.

The effects arising from adopting IFRS 11, which gave rise to a change in the accounting policy, have not had significant impacts on the consolidated financial statements of ITAÚ UNIBANCO HOLDING. We present below the overall amounts related to our investments, previously proportionally consolidated, which started to be accounted for under the equity method on January 1, 2013:

12/31/2013
Total assets (*)	31
Total liabilities (*)	7

(*) Composed of companies Olímpia Promoção e Serviços S.A., Rosefield Finance Ltd., MCC Securities Inc. and MCC Corredora de Bolsa.

ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the consolidated statement of income. Its share of the changes in the reserves of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own reserves of stockholders’ equity. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING share of losses of an associates and joint ventures is equal or above its interest in the associates and joint ventures, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures.

Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING.

If the interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate.

Gains and losses from dilution arising from investments in associates and joint ventures are recognized in the consolidated statement of income.

i)	Lease commitments (as lessee)

As a lessee, ITAÚ UNIBANCO HOLDING has finance and operating lease agreements.

ITAÚ UNIBANCO HOLDING leases certain fixed assets. Leases of fixed assets, in which ITAÚ UNIBANCO HOLDING substantially holds all risks and rewards incidental to the ownership are classified as finance leases. They are capitalized on the commencement date of the leases at the lower of the fair value of the asset and the present value of the lease future minimum payments.

Each lease installment is allocated part to the liability and part to financial charges, so that a constant rate is obtained for the outstanding debt balance. The corresponding obligations, net of future financial charges, are included in Other financial liabilities. The interest expense is recognized in the consolidated statement of income over the lease term, to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Fixed assets acquired through finance lease are depreciated over their useful lives.

Expenses of operating leases are recognized in the consolidated statement of income, on a straight-line basis, over the period of lease.

When an operating lease is terminated before the end of the lease term, any payment to be made to the lessor as a penalty is recognized as an expense in the period the termination occurs.

j)	Fixed assets

In accordance with IAS 16 – “Property, plant and equipment”, fixed assets are recognized at the cost of acquisition less accumulated depreciation, calculated using the straight-line method and rates based on the estimated useful lives of these assets. Such rates are presented in Note 15.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. If such indications are identified, fixed assets are tested for impairment. In accordance with IAS 36 – Impairment of assets, impairment losses are recognized for the difference between the carrying and recoverable amount of an asset (or group of assets), in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell may be reliably determined.

ITAÚ UNIBANCO HOLDING in the period ended March 31, 2014 and March 31, 2013, did not recognize any impairment losses related to fixed assets.

Gains and losses on disposals of fixed assets are recognized in the consolidated statement of income under Other income or General and administrative expenses.

k)	Goodwill

In accordance with IFRS 3 (R) – “Business combinations”, goodwill may arise on an acquisition and represents the excess of the consideration transferred plus non-controlling interest over the net fair value of the net identifiable assets and contingent liabilities of the acquiree. Goodwill is not amortized, but its recoverable amount is tested for impairment annually or when there is any indication of impairment, using an approach that involves the identification of cash-generating units and estimates of fair value less cost to sell and/or value in use.

As defined in IAS 36, a cash-generating unit is the lowest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination.

IAS 36 determines that an impairment loss shall be recognized for a cash-generating unit if the recoverable amount of the cash-generating unit is less than its carrying amount. The loss shall be allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit, and then to the other assets of the unit on a pro rata basis applied to the carrying amount of each asset. The loss cannot reduce the carrying amount of an asset below the higher of its fair value less costs to sell and its value in use. The impairment loss of goodwill cannot be reversed.

Goodwill arising from the acquisition of subsidiaries are presented in the Consolidated Balance Sheet under the line Goodwill.

Goodwill of associates and joint ventures is reported as part of investment in the consolidated balance sheet under Investments in associates and joint ventures, and the impairment test is carried out in relation to the total balance of the investments (including goodwill).

l)	Intangible assets

Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated.

Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment.

ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. In accordance with IAS 36, impairment losses are recognized as the difference between the carrying and the recoverable amount of an asset (or group of assets), and recognized in the consolidated statement of income. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For purposes of assessing an impairment, assets are grouped into the minimum level for which cash flows can be identified. The assessment can be made at an individual asset level when the fair value less its cost to sell can be determined reliably.

In the period ended March 31, 2014 and March 31, 2013, the ITAÚ UNIBANCO HOLDING did not recognized impairment losses related to the acquisition of rights to credit payroll and association for the promotion and offer of financial products and services, caused by results below expectations.

As set forth in IAS 38, ITAÚ UNIBANCO HOLDING elected the costing model to measure its intangible assets after its initial recognition.

m)	Assets held for sale

Assets held for sale are recognized in the balance sheet when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan.

Subsequent reductions in the carrying value of the asset are recorded as a loss due to decreases in fair value less costs to sell, in the consolidated statement of income under General and administrative expenses. In the case of recovery of the fair value less cost to sell, the recognized losses can be reversed.

n)	Income tax and social contribution

There are two components of the provision for income tax and social contribution: current and deferred.

Current income tax expense approximates taxes to be paid or recovered for the applicable period. Current assets and liabilities are recorded in the balance sheet under Tax assets – income tax and Social contribution - current and Tax liabilities assets – income tax and Social contribution – current, respectively.

Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The tax benefit of tax loss carryforwards is recognized as an asset. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offset. Deferred tax assets and liabilities are recognized in the balance sheet under Tax assets – Income tax and social contribution – Deferred and Tax liabilities – Income tax and social contribution - Deferred, respectively.

Income tax and social contribution expense is recognized in the consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: deferred tax on fair value measurement of available-for-sale financial assets, and tax on cash flow hedges. Deferred taxes of such items are initially recognized in other comprehensive income and subsequently recognized in Income together with the recognition of the gain/loss originally deferred.

Changes in tax legislation and rates are recognized in the consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Income tax and social contribution are calculated at the rates shown below, considering the respective taxable bases, based on the current legislation related to each tax, which in the case of the operations in Brazil are for all the reporting periods as follows:

03/31/2014
Income tax	15.00%
Additional income tax	10.00%
Social contribution (*)	15.00%

(*) For non-financial operations consolidated in the financial statements the social contribution rate regards 9.00%.

To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, a two-phased approach was applied, according to which a tax benefit is recognized if it is more probable than not that a position can be sustained. The benefit amount is then measured to be the highest tax benefit which probability of realization is over 50.0%.

o)	Insurance contracts and private pension

IFRS 4 – “Insurance contracts” defines insurance contracts as contracts under which the issuer accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it.

ITAÚ UNIBANCO HOLDING, through its subsidiaries, issues contracts to clients that have insurance risks, financial risks or a combination of both. A contract under which ITAÚ UNIBANCO HOLDING accepts significant insurance risks from its clients and agrees to compensate them upon the occurrence of a specified uncertain future event is classified as an insurance contract. The insurance contract may also transfer a financial risk, but is accounted for as an insurance contract, should the insurance risk be significant.

As permitted by IFRS 1, upon adoption of IFRS for the first time, ITAÚ UNIBANCO HOLDING elected not to change its accounting policies for insurance contracts, which follow accounting practices adopted in Brazil (“BRGAAP”).

Investment contracts are those that transfer a significant financial risk. Financial risk is the risk of a future change in one or more variables, such as interest rate, price of financial assets, price of commodities, foreign exchange rate, index of prices or rates, credit risk rating, credit index or other variable.

Investment contracts may be reclassified as insurance contracts after their initial classification, should the insurance risk become significant.

Investment contracts with discretionary participation features are financial instruments, but they are treated as insurance contracts, as established by IFRS 4.

Once the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expired.

Note 30 presents a detailed description of all products classified as insurance contracts.

Private pension plans

In accordance with IFRS 4, an insurance contract is one that exposes its issuer to a significant insurance risk. An insurance risk is significant only if the insurance event could cause an issuer to pay significant additional benefits in any scenario, except for those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred.

Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts.

The payment of additional benefits is considered significant in all scenarios with commercial substance, since survival of the beneficiary may exceed the survival estimates in the actuarial table used to define the benefit agreed in the contract. The option of conversion into a fixed amount to be paid for the life of the beneficiary is not available. All contracts give the right to the counterparty to choose a life annuity benefit.

Insurance premiums

Insurance premiums are recognized over the period of the contracts in proportion to the amount of the insurance coverage. Insurance premiums are recognized as income in the consolidated statement of income.

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

Reinsurance

Reinsurance premiums are recognized over the same period in which the related insurance premiums are recognized in the consolidated statement of income.

In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance.

Reinsurance assets are valued according to consistent basis of risk assignment contracts, and in the event of losses effectively paid are revalued after 365 days elapse in relation to the possibility of non-recovery of such losses. In the event of doubt, these assets are reduced based on the provision recognized for credit risk associated to reinsurance.

Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs, except for the commissions paid to brokers and others, are expensed directly in income as incurred. Commissions, on the other hand, are deferred and expensed in proportion to the recognition of the premium revenue, i.e. over the period of the corresponding insurance contract.

Liabilities

Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Expenses related to recognition of liabilities for insurance contracts are recognized in the consolidated statement of income under Change in reserves for insurance and private pension.

Embedded derivatives

ITAÚ UNIBANCO HOLDING analyzes all contracts in order to check for any embedded derivatives. In the cases where these derivatives meet the definition of insurance contracts on their own, we do not separate them. We have not identified any embedded derivatives in our insurance contracts, which may be separated or measured at fair value in accordance with IFRS 4 requirements.

Liability adequacy test

IFRS 4 requires that the insurance companies analyze the adequacy of their insurance liabilities in each reporting period through a minimum adequacy test. The liability adequacy test for IFRS was conducted by adopting the current actuarial assumptions for future cash flows of all insurance contracts in force on the balance sheet date.

As a result of this test, if the assessment shows that the carrying amount of the insurance liabilities (less related deferred acquisition costs of contracts and related intangible assets) is lower than the value of the estimated future cash flows, any identified deficiency will have to be recognized in income for the period. In order to perform the adequacy test, insurance contracts are grouped in portfolios that are broadly subject to similar risks and which risks are jointly managed as a single portfolio.

The assumptions used to conduct the liability adequacy test are detailed in Note 30.

p)	Capitalization plans

ITAÚ UNIBANCO HOLDING sells capitalization certificates, in which clients deposit specific amounts, depending on the plan, which are redeemable at the original amount plus interest. Clients enter, during the term of the plan, into raffles of cash prizes.

While for regulatory purposes in Brazil they are regulated by the insurance regulator, these plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IAS 39.

Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the client and the amount that ITAÚ UNIBANCO HOLDING has to reimburse.

q)	Post-employments benefits

ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates, which are expensed in the consolidated statement of income as an integral part of general and administrative expenses, when incurred. Those contributions totaled R$ 392 from January 1 to March 31, 2014 (R$ 368 from January 1 to March 31, 2013).

Additionally, ITAÚ UNIBANCO HOLDING also sponsors defined benefit plans and defined contribution plans, accounted for pursuant to IAS 19 – “Employee benefits” up to December 31, 2012 and in accordance with the IAS 19 (revised in June 2011) – “Employee benefits” as from January 1, 2013.

Pension plans - Defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;
•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects from changes in such assumptions. Gains and losses are fully recognized in Other Comprehensive Income.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING is contractual committed to maintain such benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in other comprehensive income in the period in which they occur.

r)	Stock-based compensation

Stock-based compensation is accounted for in accordance with IFRS 2 - “Share-based payment” which requires the entity to measure the value of equity instruments granted, based on their fair value at the option grant date. This cost is recognized during the vesting period of the right to exercise the instruments.

The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions (notably remaining an employee of the entity over a specified time period.) The fulfillment of on-market vesting conditions is included in the assumptions about the number of options that are expected to be exercised. At the end of each period, ITAÚ UNIBANCO HOLDING revises its estimates of the number of options that are expected to be exercised based on non-market vesting conditions. It recognizes the impact of the revision of the original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to stockholders’ equity.

When the options are exercised, the ITAÚ UNIBANCO HOLDING treasury shares are generally delivered to the beneficiaries.

The fair value of stock options is estimated by using option pricing models that take into account the exercise price of the option, the current stock price, the risk-free interest rate, the expected volatility of the stock price and the life of the option.

All stock based compensation plans established by ITAÚ UNIBANCO HOLDING correspond to plans that can be settled exclusively through the delivery of shares.

s)	Financial guarantees

In accordance with IAS 39, the issuer of a financial guarantee contract has an obligation and should recognize it initially at its fair value. Subsequently, this obligation should be measured at: (i) the amount initially recognized less accumulated amortization and (ii) the amount determined pursuant to IAS 37 – “Provisions, contingent liabilities and contingent assets”, whichever is higher.

ITAÚ UNIBANCO HOLDING recognizes the fair value of the guarantees issued in the consolidated balance sheet under Other liabilities. Fair value is generally represented by the fee charged to client for issuing the guarantee. This amount at the issuance date is amortized over the life of the guarantee issued and recognized in the consolidated statement of income under Banking service fees.

After issuance, if based on the best estimate ITAÚ UNIBANCO HOLDING concludes that the occurrence of a loss regarding a guarantee issued is probable, and if the loss amount is higher than the initial fair value less cumulative amortization of the guarantee, a provision is recognized for such amount.

t)	Provisions, contingent assets and contingent liabilities

These are assessed, recognized and disclosed in accordance with IAS 37. Contingent assets and contingent liabilities are rights and obligations arising from past events for which materialization depends on future events.

Contingent assets are not recognized in the consolidated financial statements, except when the Management of ITAÚ UNIBANCO HOLDING understands that realization is virtually certain which, generally corresponds to lawsuits with favorable rulings, in final and unappealable judgments, withdrawal from lawsuits as a result of a payment in settlement or as a result of an agreement to offset against an existing liability.

Contingent liabilities mainly arise from administrative proceedings and lawsuits, inherent in the ordinary course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, and tax and social security claims.

These contingencies are evaluated based on the Management’s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources are required to settle the obligations and the amounts can be estimated with reasonable certainty.

Contingent losses are classified as:

•	probable: in which liabilities are recognized in the consolidated balance sheet under Provisions;
•	possible: in which case they are disclosed in the financial statements but no provision is recorded;
•	remote: which require neither a provision nor disclosure.

Contingent liabilities recorded under Provisions and those disclosed as possible are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 32.

The amount of court escrow deposits is adjusted in accordance with current legislation.

Contingent liabilities guaranteed by indemnity clauses provided by third parties, such as in business combinations carried out before the transition date to IFRS, are recognized when a claim is asserted, and a receivable is recognized simultaneously subject to its collectability. For business combinations carried out after the transition date, indemnification assets are recognized at the same time and measured on the same basis as the indemnified item, subject to collectability or contractual limitations on the indemnified amount.

u)	Capital

Common and preferred shares, which are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes.

v)	Treasury shares

Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price.

Shares that are subsequently sold, such as those sold to grantees under our stock option plan, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at such date.

The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date.

w)	Dividends and interest on capital

Pursuant to the Company's bylaws, stockholders are entitled to a mandatory minimum dividend of 25% of net income for the year, as determined in accordance with the corporate law. Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as liabilities, when approved by the stockholders at a Stockholder´s Meeting. Since January 1, 1996, Brazilian companies have been permitted to attribute a tax-deductible nominal interest rate charge on net equity (called interest on capital.)

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. The related tax benefit is recorded in the consolidated statement of income.

Dividends have been and continue to be calculated and paid based on the financial statements prepared under BRGAAP and not based on these consolidated financial statements prepared under IFRS.

x)	Earnings per share

Earnings per share are computed by dividing net income attributable to the owners of ITAÚ UNIBANCO HOLDING by the weighted average number of common and preferred shares outstanding for each reporting year. Weighted average shares are computed based on the periods for which the shares were outstanding.

Earnings per share are presented based on the two types of shares issued by ITAÚ UNIBANCO HOLDING. Both types, common and preferred, participate in dividends on substantially the same basis, except that preferred shares are entitled to a priority non-cumulative minimum annual dividend of R$ 0.022 per share. Earnings per share are computed based on the distributed earnings (dividends and interest on capital) and undistributed earnings of ITAÚ UNIBANCO HOLDING after giving effect to the preference indicated above, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as if all earnings were distributed and computed following the requirements of IAS 33 – “Earnings per share”.

ITAÚ UNIBANCO HOLDING grants stock-based compensation whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Under the treasury stock method, earnings per share are calculated as if shares under stock-based compensation plans had been issued and as if the assumed proceeds (funds to be received upon exercise of the stock options and the amount of compensation cost attributed to future services and not yet recognized) were used to purchase shares of ITAÚ UNIBANCO HOLDING.

y)	Revenue from services

ITAÚ UNIBANCO HOLDING provides a number of services to its clients, such as investment management, credit card, investment banking services and certain commercial banking services.

Services related to current accounts are offered to clients either in the format of packages or individually. These revenues are recognized when such services are provided.

Income from credit card commissions arises from the capture of these transactions and allocated to income on their capture and processing date.

Revenue from certain services such as fees from funds management, performance, collection for retail clients and custody, is recognized over the life of the related contracts on a straight-line basis.

The breakdown of the banking service fees is detailed in Note 24.

z)	Segment information

IFRS 8 – “Operating segments” requires that operating segments are disclosed consistently with information provided to the chief operating decision maker, who is the person or group of persons that allocates resources to the segments and assesses their performance. ITAÚ UNIBANCO HOLDING considers that its Executive Board is the chief operating decision maker.

ITAÚ UNIBANCO HOLDING has four reportable segments: (i) Commercial Bank – Retail, (ii) Consumer Credit – Retail, (iii) Wholesale Bank, and (iv) Activities with the Market + Corporation.

Segment information is presented in Note 34.

Note 3 – Business development

a)	BSF Holding S.A.

On April 14, 2011, ITAÚ UNIBANCO HOLDING entered into a sale and purchase agreement for the purchase and sale of shares with Carrefour Comércio e Indústria Ltda. (“Carrefour”) to acquire 49.0% of BSF Holding S.A. (“Banco Carrefour”), the entity responsible for the offer and distribution, on an exclusive basis, of financial, insurance and private pension products and services in the distribution channels of Carrefour Brazil operated under the “Carrefour” brand in Brazil. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 23, 2012 and to the transfer of shares of BSF to ITAÚ UNIBANCO HOLDING., which was carried out on May 31, 2012.

Since May 31, 2012 we have accounted for this interest in BSF under the equity method (Note 13) and as transactions with related parties (Note 35).

The allocation of the difference between the investment held in BSF and the interest in its net assets, at the acquisition date, is shown below:

Acquired identifiable assets and assumed liabilities
Cash and deposits on demand	1
Available-for-sale financial assets	131
Loan operations, net	600
Fixed assets, net	6
Intangible assets, net	33
Others assets (*)	1,881
Total acquired assets	2,652
Deposits	312
Deposits received under securities repurchase agreements	94
Provisions	27
Others liabilities (*)	1,738
Total assumed liabilities	2,171
Net assets at fair value – 100.0%	481
Interest acquired – 49.0%	236
Consideration paid	816
Goodwill	580

(*) Basically represented by credit card operations.

Goodwill arising from the operation is reported as part of investment in the heading Investments in associates and joint ventures (Note 13a), and the impairment test is analyzed in relation to the total investment balance (including goodwill).

b)	REDE

On September 24, 2012, ITAÚ UNIBANCO HOLDING completed the auction of the Tender Public Offer (OPA) to cancel REDE’s listed company register, pursuant to the OPA call notice published on August 23, 2012.

As a result of the auction, ITAÚ UNIBANCO HOLDING purchased, through its non-financial subsidiary Banestado Participações, Administração e Serviços Ltda., 298,989,237 common shares issued by REDE, representing 44.4% of its capital, and now it holds 635,474,593 common shares, representing 94.4% of its capital. The shares were purchased for the unit price of R$ 35.00, totaling R$ 10,469.

With the purpose of completing the purchase of the remaining minority interest, ITAÚ UNIBANCO HOLDING acquired, by way of its subsidiary Banestado Participações, Administração e Serviços Ltda., 36,423,856 common shares (24,207,582 shares in October 2012; 9,893,659 shares in November 2012; and 2,322,615 shares in December 2012) for the amount, offered at the OPA of September 24, 2012, of R$ 35.00, plus SELIC variation for the period, redeemed 999,884 common shares and canceled 72,372 treasury shares, thus increasing its interest in the capital, from 94.4% to 100.0%, totaling the amount of R$ 1,283 (including fees and brokerage).

On October 18, 2012, the Brazilian Securities and Exchange Commission (CVM) cancelled REDE’s registration as a publicly-held company.

Changes in stockholders’ equity of ITAÚ UNIBANCO HOLDING S.A., due to the purchase of shares from non-controlling stockholders of REDE, are shown below:

2012

Effect of change in interest	(11,151)
Recognition of deferred income tax on temporary difference (*)	3,791
Decrease in stockholders’ equity due to the purchase of REDE’s shares	(7,360)

(*) For non-financial subsidiaries, tax rate of Income Tax and Social Contribution is 34.00%.

c)	Association with Banco BMG S.A.

On July 9, 2012 ITAÚ UNIBANCO HOLDING entered into an Association Agreement with Banco BMG S.A. ("BMG"), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 18, 2013.

As a result of this transaction stockholders’ equity attributed to non-controlling stockholders increased by R$ 303 at the base date of 2013.

d)	Credicard

On May 14, 2013, ITAÚ UNIBANCO HOLDING, signed with Banco Citibank, a Share and Quotas Purchase Agreement for the acquisition of Banco Credicard and Credicard Promotora de Vendas, for the amount of R$ 2,948 million (monetarily restated), including “Credicard” brand. The completion of this transaction was pending approval by the Central Bank of Brazil, which was obtained on December 12, 2013 and settled on December 20, 2013. The final allocation of the difference between the amount paid by Credicard and the interest in its net assets at fair value will be concluded over 2014.

Banco Credicard and Credicard Promotora de Vendas are these entities responsible for the supply and distribution of financial products and services under “Credicard” brand, principally personal loans and credit cards.

In view of this transaction, ITAÚ UNIBANCO HOLDING now fully consolidates Banco Credicard and Credicard Promotora de Vendas in the consolidated financial statements as from December, 2013. The balances and results related to Credicard at December 31, 2013 are stated below:

Acquired identifiable assets and assumed liabilities
Cash and deposits on demand	74
Interbank deposits	183
Available-for-sale financial assets	19
Loan operations, net	6,465
Fixed assets, net	18
Intangible assets, net	317
Others assets (1)	1,538
Total acquired assets	8,614
Deposits	1,942
Others liabilities (2)	5,602
Total assumed liabilities	7,544
Net assets	1,070
Consideration paid	2,948
Goodwill	1,879

(1) Basically represented by deferred tax asset balance.

(2) Basically represented by credit card operations.

e)	BMG Seguradora S.A.

On June 25, 2013, ITAÚ UNIBANCO HOLDING, through Banco Itaú BMG Consignado S.A. (“JV”), which is an entity indirectly controlled by ITAÚ UNIBANCO HOLDING signed a Share Purchase Agreement with controlling shareholders of Banco BMG S.A. (“Sellers”) whereby JV agreed to acquire 99.996% of the shares issued by BMG Seguradora S.A.

BMG Seguradora generated R$ 62.6 million in retained premiums during 2012 and, from January to May 2013, a retained premiums’ volume of R$ 42.4 million, 77% higher than the volume generated during the same period of 2012.

BMG Seguradora signed exclusivity agreements with Banco BMG S.A and with the JV for the purpose of distributing insurance products to be offered jointly with the products distributed by these financial institutions.

The approval by the Central Bank of Brazil was obtained on December 19, 2013 and the transaction was settled on January 27, 2014 in the amount of R $ 88. This acquisition has not had any significant accounting impact on the results of ITAÚ UNIBANCO HOLDING, which has consolidated the transaction in its financial statements since January, 2014.

The final allocation of the difference between the amount paid and the interest in net assets at fair value (Purchase Price Allocation - PPA) will be completed during 2014.

f)	Citibank N.A. Uruguay Branch

On June 28, 2013, Itau Unibanco Holding, whereby its subsidiary Banco Itaú Uruguay S.A. (“BIU”) executed On June 28, 2013, ITAU UNIBANCO HOLDING, through its subsidiary Banco Itaú Uruguay S.A. (“BIU”) executed a binding agreement with Citibank N.A. Uruguay Branch (“Citi”) establishing the rules for the acquisition by BIU of the retail business conducted by Citi in Uruguay.

As result of this transaction, BIU will assume a portfolio of more than 15,000 clients in Uruguay related to the retail business (bank accounts, saving and term deposits). The acquired assets include mainly the credit card operations conducted by Citi in Uruguay under the Visa, Mastercard and Diners brand, which in 2012 represented slightly more than 6% of the Uruguayan market share.

The amount involved in the transaction is not material for ITAU UNIBANCO HOLDING and, therefore, will not cause any material accounting effect in its results.

The closing of the transaction was subject to the fulfillment of certain conditions precedent, including the approval by competent regulatory authorities, which was obtained on December 10, 2013.

The final allocation of the difference between the amount paid and the interest in net assets at fair value (Purchase Price Allocation - PPA) will be completed during 2014.

g)	Partnership with Fiat

On August 20, 2013, ITAÚ UNIBANCO HOLDING announced that it renewed for another 10 years, by means of its subsidiary Itaú Unibanco S.A., the commercial cooperation agreement entered into with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. (“Fiat”). This agreement sets forth: (i) exclusive financing offer in promotional campaigns held by Fiat car maker Fiat for the sale of new automobiles; and (ii) the exclusive use of Fiat brand in vehicle-financing related activities.

The amount involved in the transaction is not material for ITAÚ UNIBANCO HOLDING and, therefore, will not cause any material accounting effect in its results.

h)	Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, together with its subsidiary Banco Itaú Chile S.A. (“BIC”) entered into an agreement (Transaction Agreement) with CorpBanca (“CorpBanca”) and its controlling stockholders (“Corp Group”) establishing the terms and conditions for the union of operations of BIC and CorpBanca Chile in Chile and in the other jurisdictions in which CorpBanca operates.

The operation will be realized by means of (i) capital increase of BIC in the amount of US$ 652 million to be carried out by ITAÚ UNIBANCO HOLDING or one of its subsidiaries, (ii) merger of BIC into CorpBanca, with the cancellation of BIC shares and the issuance of new shares, at the estimated rate of 85,420.07 shares of CorpBanca for each 1 share of BIC, to be approved at the stockholders' meeting of CorpBanca upon the affirmative vote of two thirds (2/3) of shares issued by CorpBanca, so that the interests in the bank resulting from the merger (to be named “Itaú CorpBanca”) are 33.58% for ITAÚ UNIBANCO HOLDING and 32.92% for Corp Group, and (iii) subsequent integration of Itaú BBA Colombia, S.A. into the operations of Itaú CorpBanca or its subsidiaries.

Itaú CorpBanca will be controlled by ITAÚ UNIBANCO HOLDING, which will enter into a stockholders’ agreement with Corp Group when the operation is consummated. This agreement will entitle ITAU UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of stockholders will have the privilege of electing the majority of members of the Board of Directors, and ITAÚ UNIBANCO HOLDING will be entitled to elect the majority of these members. The chairmen of the Boards of Directors of Itaú CorpBanca and its subsidiaries will be appointed by Corp Group, and their vice-chairmen by ITAÚ UNIBANCO HOLDING. The executives of Itaú CorpBanca and its subsidiaries will be proposed by ITAÚ UNIBANCO HOLDING and ratified by the Board of Directors of Itaú CorpBanca. The stockholders’ agreement will also set forth that Corp Group will be entitled to approve, together with ITAÚ UNIBANCO HOLDING, certain strategic matters of Itaú CorpBanca, and it will include provisions on the transfer of shares between ITAU UNIBANCO HOLDING and Corp Group, and also to third parties.

It is estimated that said operation will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which will consolidate Itaú CorpBanca in its financial statements.

The consummation of said operation is subject to the satisfaction of certain conditions precedent, including the aforementioned approval by the stockholders’ meeting of CorpBanca and regulatory approvals in Brazil, Chile and Colombia, as well as in other applicable jurisdictions in which CorpBanca carries out activities.

Note 4 - Cash and cash equivalents

For purposes of consolidated statements of cash flows, Cash and cash equivalents in this note comprises the following items:

	03/31/2014	12/31/2013
Cash and deposits on demand	16,030	16,576
Interbank deposits	22,899	18,599
Securities purchased under agreements to resell	51,098	20,615
Total	90,027	55,790

Amounts related to interbank deposits and securities purchased under agreements to resell not included in cash equivalents are R$ 7,492 (R$ 7,061 at December 31, 2013) and R$ 112,212 (R$ 117,840 at December 31, 2013), respectively.

Note 5 - Central Bank compulsory deposits

	03/31/2014	12/31/2013
Non-interest bearing deposits	4,316	5,133
Interest-bearing deposits	74,965	71,877
Total	79,281	77,010

Note 6 – Interbank deposits and securities purchased under agreements to resell

	03/31/2014			12/31/2013
	Current	Non- current	Total	Current	Non- current	Total
Interbank deposits	29,186	1,205	30,391	25,024	636	25,660
Securities purchased under agreements to resell (*)	163,300	10	163,310	138,260	195	138,455
Total	192,486	1,215	193,701	163,284	831	164,115

(*) The amounts of R$ 5,613 (R$ 3,333 at December 31, 2013) are pledged in guarantee of operations on BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros and Central Bank and the amounts of R$ 100,690 (R$ 96,262 at December 31, 2013) are pledged in guarantee of repurchase agreement transactions, in conformity with the policies described in Note 2.4f.

Note 7 – Financial assets held for trading and designated at fair value through profit or loss

a) Financial assets held for trading recognized at their fair value are presented in the following table:

	03/31/2014			12/31/2013
	Cost	Accumulated gain/(loss) reflected in income	Fair value	Cost	Accumulated gain/(loss) reflected in income	Fair value
Investment funds	991	12	1,003	1,062	-	1,062
Brazilian government securities (1a)	83,196	(298)	82,898	112,008	(873)	111,135
Brazilian external debt bonds (1b)	2,057	14	2,071	1,900	4	1,904
Government securities – abroad (1c)	1,365	9	1,374	680	(1)	679
Argentina	306	2	308	99	-	99
United States	622	5	627	12	6	18
Mexico	72	2	74	187	(5)	182
Chile	93	-	93	6	-	6
Uruguay	37	(1)	36	42	(1)	41
Colombia	235	1	236	225	1	226
Belgium	-	-	-	109	(2)	107
Corporate securities (1d)	36,234	12	36,246	34,021	59	34,080
Shares	1,655	(7)	1,648	2,853	43	2,896
Securitized real estate loans	10	-	10	12	-	12
Bank deposit certificates	3,606	-	3,606	3,006	-	3,006
Debentures	5,020	2	5,022	5,089	8	5,097
Eurobonds and other	1,210	26	1,236	1,270	8	1,278
Financial credit bills	24,170	-	24,170	21,566	-	21,566
Promissory notes	-	-	-	27	-	27
Other	563	(9)	554	198	-	198
Total (2)	123,843	(251)	123,592	149,671	(811)	148,860

(1) Assets held for trading pledged as collateral of funding transactions of financial institutions and clients were March 31, 2014: a) R$ 17,343 (R$ 24,870 at December 31, 2013), b) R$ 414 (R$ 429 at December 31, 2013), c) R$ 120 (R$ 18 at December 31, 2013) and d) R$ 487 (R$ 426 at December 31, 2013), totaling R$ 18,364 (R$ 25,743 at December 31, 2013).

(2) No reclassifications of held for trading to other categories of financial assets were carried out in the period.

The cost / amortized cost and fair value of financial assets held for trading by maturity are as follows:

	03/31/2014		12/31/2013
	Cost	Fair value	Cost	Fair value
Current	41,099	41,110	51,301	51,333
Non-stated maturity	2,646	2,651	3,915	3,958
Up to one year	38,453	38,459	47,386	47,375
Non-current	82,744	82,482	98,370	97,527
From one to five years	70,021	69,745	81,576	81,032
From five to ten years	5,634	5,631	9,068	8,935
After ten years	7,089	7,106	7,726	7,560
Total	123,843	123,592	149,671	148,860

Financial assets held for trading include assets with a fair value of R$ 84,665 (R$ 82,394 at December 31, 2013) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (less fees charged by us) are used by our subsidiary to purchase quotas of those investment funds.

b) Financial assets designated at fair value through profit or loss are presented in the following table:

	03/31/2014
	Cost	Accumulated gain/(loss) reflected in income	Fair value
Brazilian external debt bonds	219	9	228
Government securities – abroad	106	(1)	105
Total	325	8	333

	12/31/2013
	Cost	Accumulated gain/(loss) reflected in income	Fair value
Brazilian external debt bonds	355	16	371

The cost or amortized cost and fair value by maturity of financial assets designated as fair value through profit or loss were as follows:

	03/31/2014		12/31/2013
	Cost	Fair value	Cost	Fair value
Current	219	228	-	-
Up to one year	219	228	-	-
Non-current	106	105	355	371
From one to five years	106	105	-	-
After ten years	-	-	355	371

Note 8 – Derivatives

ITAÚ UNIBANCO HOLDING enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash.

Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts.

Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 6,658 (R$ 10,385 at 12/31/2013) and was basically comprised of government securities.

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Amortized cost	Gains / (losses)	Fair value
	03/31/2014	03/31/2014	03/31/2014	03/31/2014
Futures contracts	500,229	(38)	105	67
Purchase commitments	175,843	13	132	145
Foreign currency	14,491	7	135	142
Interbank market	121,258	(31)	-	(31)
Prefixados	104	-	-	-
Indices	34,065	37	(3)	34
Securities	5,710	-	-	-
Commodities	215	-	-	-
Commitments to sell	324,386	(51)	(27)	(78)
Foreign currency	113,508	(7)	(38)	(45)
Interbank market	150,316	19	-	19
Fixed rate	76	-	1	1
Indices	54,522	(63)	10	(53)
Securities	5,755	-	-	-
Commodities	209	-	-	-
Swap contracts		(3,111)	664	(2,447)
Asset position	520,341	2,586	1,750	4,336
Foreign currency	14,338	509	328	837
Interbank market	64,595	494	852	1,346
Fixed rate	77,549	684	430	1,114
Floating rate	2,910	51	87	138
Indices	360,923	847	52	899
Securities	13	-	1	1
Commodities	3	-	-	-
Other	10	1	-	1
Liability position	523,452	(5,697)	(1,086)	(6,783)
Foreign currency	22,691	(944)	(191)	(1,135)
Interbank market	45,378	46	(704)	(658)
Fixed rate	106,898	(2,240)	(392)	(2,632)
Floating rate	289,048	(58)	(27)	(85)
Indices	59,054	(2,421)	207	(2,214)
Securities	127	(78)	21	(57)
Commodities	20	-	-	-
Other	236	(2)	-	(2)
Option contracts	752,148	(80)	67	(13)
Purchase commitments – long position	251,711	930	(90)	840
Foreign currency	25,051	638	(278)	360
Interbank market	16,313	68	8	76
Floating rate	50	1	(1)	-
Indices	207,095	180	(1)	179
Securities	2,708	28	173	201
Commodities	444	10	8	18
Other	50	5	1	6
Commitments to sell – long position	157,938	666	188	854
Foreign currency	16,825	315	204	519
Interbank market	24,639	57	(20)	37
Fixed rate	27	1	-	1
Floating rate	384	1	-	1
Indices	111,565	81	(43)	38
Securities	3,901	200	49	249
Commodities	590	11	(2)	9
Other	7	-	-	-
Purchase commitments – short position	151,821	(1,044)	103	(941)
Foreign currency	26,414	(866)	315	(551)
Interbank market	10,490	(37)	(25)	(62)
Fixed rate	2	-	-	-
Indices	112,314	(107)	(16)	(123)
Securities	2,288	(20)	(163)	(183)
Commodities	263	(9)	(7)	(16)
Other	50	(5)	(1)	(6)
Commitments to sell – short position	190,678	(632)	(134)	(766)
Foreign currency	15,428	(305)	(139)	(444)
Interbank market	21,754	(53)	9	(44)
Fixed rate	2	-	-	-
Indices	149,674	(86)	49	(37)
Securities	3,413	(181)	(52)	(233)
Commodities	400	(7)	(1)	(8)
Other	7	-	-	-

	Off-balance sheet notional amount	Amortized cost	Gains / (losses)	Fair value
	03/31/2014	03/31/2014	03/31/2014	03/31/2014
Forward operations (onshore)	48,148	997	87	1,084
Purchases receivable	4,093	601	90	691
Foreign currency	3,452	90	90	180
Fixed rate	97	97	-	97
Floating rate	369	369	-	369
Securities	29	29	2	31
Commodities	146	16	(2)	14
Purchases payable	9,298	(958)	77	(881)
Foreign currency	9,198	(460)	77	(383)
Fixed rate	-	(97)	-	(97)
Floating rate	-	(369)	-	(369)
Securities	-	(29)	-	(29)
Commodities	100	(3)	-	(3)
Sales receivable	18,445	2,379	(42)	2,337
Foreign currency	9,293	383	(43)	340
Interbank market	7,169	4	1	5
Fixed rate	411	467	-	467
Floating rate	236	236	-	236
Securities	1,307	1,286	-	1,286
Commodities	29	3	-	3
Sales deliverable	16,312	(1,025)	(38)	(1,063)
Foreign currency	2,435	(99)	(48)	(147)
Interbank market	13,829	-	(1)	(1)
Fixed rate	-	(411)	-	(411)
Floating rate	-	(236)	-	(236)
Securities	-	(276)	11	(265)
Commodities	48	(3)	-	(3)
Credit derivatives	9,001	(9)	65	56
Asset position	4,060	155	101	256
Fixed rate	3,152	155	85	240
Securities	696	-	11	11
Other	212	-	5	5
Liability position	4,941	(164)	(36)	(200)
Fixed rate	3,779	(153)	(14)	(167)
Securities	1,130	(11)	(21)	(32)
Other	32	-	(1)	(1)
Forwards operations (offshore)	62,538	(8)	20	12
Asset position	29,651	890	26	916
Foreign currency	29,470	885	26	911
Indices	163	5	-	5
Securities	18	-	-	-
Liability position	32,887	(898)	(6)	(904)
Foreign currency	32,852	(896)	(6)	(902)
Indices	35	(2)	-	(2)
Swap with USD check	1,584	(78)	(45)	(123)
Asset position – interbank market	753	-	-	-
Liability position	831	(78)	(45)	(123)
Foreign currency	779	(78)	(44)	(122)
Interbank market	52	-	(1)	(1)
Check of swap – asset position - foreign currency	838	-	68	68
Other derivative financial instruments	6,539	166	(39)	127
Asset position	4,728	501	(4)	497
Foreign currency	725	31	4	35
Fixed rate	1,214	374	-	374
Securities	2,762	96	(8)	88
Other	27	-	-	-
Liability position	1,811	(335)	(35)	(370)
Foreign currency	438	(17)	(18)	(35)
Fixed rate	-	(317)	-	(317)
Securities	1,156	(1)	(13)	(14)
Other	217	-	(4)	(4)
	Assets	8,670	2,192	10,862
	Liabilities	(10,831)	(1,200)	(12,031)
	Total	(2,161)	992	(1,169)

Derivative contracts mature as follows (in days):
Off-balance sheet – notional amount	0 - 30	31- 180	181 - 365	Over 365	03/31/2014
Futures	64,610	207,963	89,151	138,505	500,229
Swaps	24,269	36,879	23,225	433,382	517,755
Options	99,407	558,625	79,577	14,539	752,148
Forwards (onshore)	9,471	26,547	8,537	3,593	48,148
Credit derivatives	252	1,705	1,054	5,990	9,001
Forwards (offshore)	28,210	24,203	8,223	1,902	62,538
Swaps with USD check	-	-	52	701	753
Check of swap	-	-	65	773	838
Other	81	1,581	1,238	3,639	6,539

The following table shows the composition of derivatives by index:

	Off-balance sheet notional amount	Amortized cost	Gains / (losses)	Fair value
	12/31/2013	12/31/2013	12/31/2013	12/31/2013
Futures contracts	427,507	(212)	179	(33)
Purchase commitments	94,038	74	221	295
Foreign currency	6,248	27	222	249
Interbank market	65,934	7	(1)	6
Indices	16,775	40	-	40
Securities	4,910	-	-	-
Commodities	164	-	-	-
Other	7	-	-	-
Commitments to sell	333,469	(286)	(42)	(328)
Foreign currency	106,857	(2)	(43)	(45)
Interbank market	177,323	(27)	1	(26)
Fixed rate	84	-	1	1
Indices	42,746	(257)	(1)	(258)
Securities	6,371	-	-	-
Commodities	78	-	-	-
Other	10	-	-	-
Swap contracts		(2,249)	580	(1,669)
Asset position	297,381	2,434	2,008	4,442
Foreign currency	12,209	917	306	1,223
Interbank market	60,465	44	823	867
Fixed rate	56,717	577	611	1,188
Floating rate	106,590	72	117	189
Indices	61,344	824	149	973
Securities	50	-	-	-
Commodities	3	-	-	-
Other	3	-	2	2
Liability position	299,630	(4,683)	(1,428)	(6,111)
Foreign currency	20,340	(1,440)	(208)	(1,648)
Interbank market	43,773	49	(714)	(665)
Fixed rate	70,318	(1,344)	(188)	(1,532)
Floating rate	4,365	(68)	(85)	(153)
Indices	160,534	(1,777)	(259)	(2,036)
Securities	143	(86)	23	(63)
Commodities	6	-	-	-
Other	151	(17)	3	(14)
Option contracts	1,182,380	287	(491)	(204)
Purchase commitments – long position	234,552	1,216	107	1,323
Foreign currency	22,409	765	57	822
Interbank market	30,075	166	(58)	108
Floating rate	96	1	(1)	-
Indices	178,617	244	(47)	197
Securities	2,943	31	155	186
Commodities	367	5	3	8
Other	45	4	(2)	2
Commitments to sell – long position	393,502	651	(257)	394
Foreign currency	18,079	205	(110)	95
Interbank market	34,199	32	(24)	8
Fixed rate	28	1	-	1
Floating rate	500	1	-	1
Indices	334,616	210	(170)	40
Securities	5,808	196	45	241
Commodities	261	5	2	7
Other	11	1	-	1
Purchase commitments – short position	170,271	(1,131)	(433)	(1,564)
Foreign currency	18,717	(909)	(147)	(1,056)
Interbank market	12,498	(37)	(31)	(68)
Fixed rate	2	-	-	-
Indices	136,645	(161)	(103)	(264)
Securities	2,237	(17)	(153)	(170)
Commodities	132	(3)	(1)	(4)
Other	40	(4)	2	(2)
Commitments to sell – short position	384,055	(449)	92	(357)
Foreign currency	10,582	(161)	109	(52)
Interbank market	52,354	(21)	9	(12)
Fixed rate	2	-	-	-
Indices	317,387	(73)	25	(48)
Securities	3,208	(188)	(50)	(238)
Commodities	511	(5)	(1)	(6)
Other	11	(1)	-	(1)

	Off-balance sheet notional amount	Amortized cost	Gains / (losses)	Fair value
	03/31/2013	03/31/2013	03/31/2013	03/31/2013
Forwards operations (onshore)	58,960	1,416	37	1,453
Purchases receivable	9,282	954	128	1,082
Foreign currency	8,786	480	128	608
Fixed rate	128	128	-	128
Floating rate	346	345	-	345
Commodities	22	1	-	1
Purchases payable	1,611	(497)	5	(492)
Foreign currency	1,577	(20)	6	(14)
Fixed rate	-	(128)	-	(128)
Floating rate	-	(347)	-	(347)
Commodities	34	(2)	(1)	(3)
Sales receivable	27,664	2,243	(10)	2,233
Foreign currency	3,246	38	(14)	24
Interbank market	22,482	179	4	183
Fixed rate	725	861	-	861
Floating rate	149	149	-	149
Securities	1,035	1,011	-	1,011
Commodities	27	5	-	5
Sales deliverable	20,403	(1,284)	(86)	(1,370)
Foreign currency	8,542	(400)	(89)	(489)
Interbank market	11,842	-	(1)	(1)
Fixed rate	-	(731)	-	(731)
Floating rate	-	(149)	-	(149)
Commodities	19	(4)	4	-
Credit derivatives	25,300	151	144	295
Asset position	13,852	604	82	686
Fixed rate	12,973	604	63	667
Securities	659	-	13	13
Other	220	-	6	6
Liability position	11,448	(453)	62	(391)
Foreign currency	2,544	(67)	(17)	(84)
Fixed rate	7,724	(386)	108	(278)
Securities	1,155	-	(28)	(28)
Other	25	-	(1)	(1)
Forwards operations (offshore)	50,737	(32)	27	(5)
Asset position	20,900	533	22	555
Foreign currency	20,775	530	22	552
Floating rate	98	1	-	1
Indices	27	2	-	2
Liability position	29,837	(565)	5	(560)
Foreign currency	29,774	(564)	5	(559)
Indices	63	(1)	-	(1)
Swap with USD check	1,647	(103)	(42)	(145)
Asset position – interbank market	772	-	-	-
Liability position	875	(103)	(42)	(145)
Foreign currency	810	(103)	(41)	(144)
Interbank market	65	-	(1)	(1)
Check of swap – asset position - foreign currency	886	-	88	88
Other derivative financial instruments	7,093	195	(14)	181
Asset position	5,602	536	27	563
Foreign currency	509	25	6	31
Fixed rate	1,256	400	8	408
Securities	3,824	111	13	124
Other	13	-	-	-
Liability position	1,491	(341)	(41)	(382)
Foreign currency	482	(13)	(22)	(35)
Fixed rate	-	(328)	(1)	(329)
Securities	777	-	(14)	(14)
Other	232	-	(4)	(4)
	Assets	9,171	2,195	11,366
	Liabilities	(9,718)	(1,687)	(11,405)
	Total	(547)	508	(39)

Derivative contracts mature as follows (in days):
Off-balance sheet - notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2013
Futures	98,979	111,667	54,054	162,807	427,507
Swaps	10,220	19,984	33,462	231,281	294,947
Options	900,047	103,711	153,069	25,553	1,182,380
Forwards (onshore)	9,900	32,131	10,889	6,040	58,960
Credit derivatives	257	1,648	613	22,782	25,300
Forwards (offshore)	20,418	21,734	6,390	2,195	50,737
Swaps with USD check	8	7	51	706	772
Check of swap	9	9	67	801	886
Other	23	1,027	1,417	4,626	7,093

Derivative financial instruments

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity.

	03/31/2014
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets
Futures contracts - BM&FBOVESPA	67	0.6	66	-	-	-	1	-
Swaps – difference receivable	4,336	39.8	157	164	259	593	715	2,448
BM&FBOVESPA	288	2.7	37	15	12	30	21	173
Financial institutions	1,028	9.5	2	2	43	138	120	723
Companies	2,682	24.5	118	147	194	420	336	1,467
Individuals	338	3.1	-	-	10	5	238	85
Option premiums	1,694	15.6	363	155	486	422	138	130
BM&FBOVESPA	735	6.8	131	33	326	167	78	-
Financial institutions	727	6.7	190	84	130	196	60	67
Companies	232	2.1	42	38	30	59	-	63
Forwards (onshore)	3,028	27.9	1,667	460	396	142	37	326
BM&FBOVESPA	1,016	9.4	381	319	296	20	-	-
Financial institutions	121	1.1	65	27	2	27	-	-
Companies	1,890	17.4	1,221	114	98	94	37	326
Individuals	1	-	-	-	-	1	-	-
Credit derivatives - financial Institutions	256	2.4	-	-	-	1	4	251
Forwards (offshore)	916	8.5	379	207	117	117	48	48
Financial institutions	484	4.5	228	60	61	84	20	31
Companies	423	3.9	150	147	49	33	27	17
Individuals	9	0.1	1	-	7	-	1	-
Check of swap – companies	68	0.6	-	-	-	-	5	63
Other	497	4.6	1	1	304	39	42	110
Financial institutions	455	4.2	-	-	303	15	38	99
Companies	42	0.4	1	1	1	24	4	11
Total (*)	10,862	100.0	2,633	987	1,562	1,314	990	3,376
% per maturity term			24.2	9.1	14.4	12.1	9.1	31.1

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 6,496 refers to current and R$ 4,366 to non-current.

Derivative financial instruments

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity.

	12/31/2013
	Fair value	%	0-30 days	31-90 days	91-180 days	181-365 days	366-720 days	Over 720 days
Assets
Swaps – difference receivable	4,442	39.1	396	242	168	335	865	2,436
BM&FBOVESPA	350	3.1	2	46	63	19	41	179
Financial institutions	1,141	10.0	225	5	3	47	180	681
Companies	2,692	23.7	168	187	102	260	448	1,527
Individuals	259	2.3	1	4	-	9	196	49
Option premiums	1,717	15.1	423	130	149	698	187	130
BM&FBOVESPA	1,052	9.3	336	40	16	536	124	-
Financial institutions	446	3.9	78	62	75	117	63	51
Companies	219	1.9	9	28	58	45	-	79
Forwards (onshore)	3,315	29.1	2,018	455	361	232	184	65
BM&FBOVESPA	1,195	10.5	424	381	273	117	-	-
Financial institutions	857	7.5	726	2	6	2	120	1
Companies	1,261	11.1	868	71	82	113	63	64
Individuals	2	-	-	1	-	-	1	-
Credit derivatives - financial institutions	686	6.0	-	658	1	1	4	22
Forwards (offshore)	555	4.9	96	186	65	73	84	51
Financial institutions	427	3.8	80	149	31	52	70	45
Companies	126	1.1	16	37	34	19	14	6
Pessoas Físicas	2	-	-	-	-	2	-	-
Check of swap – companies	88	0.8	-	-	-	1	7	80
Other	563	5.0	-	-	4	335	79	145
Financial institutions	520	4.6	-	-	1	334	55	130
Companies	43	0.4	-	-	3	1	24	15
Total (*)	11,366	100.0	2,933	1,671	748	1,675	1,410	2,929
% per maturity term			25.8	14.7	6.6	14.7	12.4	25.8

(*) Of the total asset portfolio of Derivative Financial Instruments, R$ 7,027 refers to current and R$ 4,339 to non-current.

	03/31/2014
	Fair value	%	0 – 30 days	31 – 90 days	91 – 180 days	181 – 365 days	366 - 720 days	Over 720 days
Liabilities
Swaps – Difference payable	(6,783)	56.5	(130)	(110)	(408)	(370)	(924)	(4,841)
BM&FBOVESPA	(435)	3.6	(8)	(3)	(57)	(42)	(139)	(186)
Financial institutions	(940)	7.8	(10)	(4)	(19)	(142)	(157)	(608)
Companies	(2,654)	22.2	(112)	(102)	(327)	(171)	(439)	(1,503)
Individuals	(2,754)	22.9	-	(1)	(5)	(15)	(189)	(2,544)
Option premiums	(1,707)	14.1	(212)	(220)	(422)	(484)	(209)	(160)
BM&FBOVESPA	(618)	5.1	(43)	(30)	(329)	(193)	(23)	-
Financial institutions	(823)	6.8	(128)	(162)	(74)	(225)	(142)	(92)
Companies	(266)	2.2	(41)	(28)	(19)	(66)	(44)	(68)
Forwards (onshore)	(1,944)	16.1	(1,307)	(122)	(44)	(101)	(79)	(291)
BM&FBOVESPA	(1)	-	-	(1)	-	-	-	-
Financial institutions	(125)	1.0	(66)	(2)	(1)	(56)	-	-
Companies	(1,818)	15.1	(1,241)	(119)	(43)	(45)	(79)	(291)
Credit derivatives	(200)	1.7	-	-	-	(5)	(19)	(176)
Financial institutions	(187)	1.6	-	-	-	(5)	(6)	(176)
Companies	(13)	0.1	-	-	-	-	(13)	-
Forwards (offshore)	(904)	7.5	(418)	(161)	(140)	(150)	(22)	(13)
Financial institutions	(711)	5.9	(377)	(125)	(89)	(112)	(8)	-
Companies	(193)	1.6	(41)	(36)	(51)	(38)	(14)	(13)
Swaps with USD check - Companies	(123)	1.0	-	-	-	(1)	(19)	(103)
Other	(370)	3.1	(1)	-	(317)	(3)	(5)	(44)
Financial institutions	(319)	2.7	-	-	(317)	(2)	-	-
Companies	(51)	0.4	(1)	-	-	(1)	(5)	(44)
Total (*)	(12,031)	100.0	(2,068)	(613)	(1,331)	(1,114)	(1,277)	(5,628)
% per maturity term			17.2	5.1	11.1	9.3	10.6	46.7

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (5,126) refers to current and R$ (6,905) to non-current.

	03/31/2013
	Fair value	%	0 - 30 days	31 - 90 days	91 - 180 days	181 -365 days	366 -720 days	Over 720 days
Liabilities
Futures - BM&FBOVESPA	(33)	0.3	-	-	-	-	-	(33)
Swaps – difference payable	(6,111)	53.6	(361)	(123)	(300)	(662)	(1,076)	(3,589)
BM&FBOVESPA	(514)	4.5	(81)	(1)	(10)	(74)	(150)	(198)
Financial institutions	(903)	7.9	(72)	(22)	(13)	(67)	(253)	(476)
Companies	(3,305)	29.0	(207)	(100)	(276)	(520)	(541)	(1,661)
Individuals	(1,389)	12.2	(1)	-	(1)	(1)	(132)	(1,254)
Option premiums	(1,921)	16.8	(406)	(124)	(201)	(733)	(316)	(141)
BM&FBOVESPA	(1,086)	9.5	(328)	(48)	(54)	(560)	(95)	(1)
Financial institutions	(640)	5.6	(76)	(55)	(107)	(136)	(176)	(90)
Companies	(195)	1.7	(2)	(21)	(40)	(37)	(45)	(50)
Forwards (onshore)	(1,862)	16.3	(1,482)	(94)	(72)	(63)	(116)	(35)
BM&FBOVESPA	(1)	-	-	(1)	-	-	-	-
Financial institutions	(696)	6.1	(694)	-	(2)	-	-	-
Companies	(1,165)	10.2	(788)	(93)	(70)	(63)	(116)	(35)
Credit derivatives - financial institutions	(391)	3.5	(6)	(253)	-	(3)	(24)	(105)
Financial institutions	(373)	3.3	(6)	(253)	-	(3)	(13)	(98)
Companies	(18)	0.2	-	-	-	-	(11)	(7)
Forwards (offshore)	(560)	4.9	(166)	(139)	(86)	(100)	(46)	(23)
Financial institutions	(339)	3.0	(125)	(100)	(44)	(52)	(18)	-
Companies	(219)	1.9	(40)	(39)	(41)	(48)	(28)	(23)
Pessoas Físicas	(2)	-	(1)	-	(1)	-	-	-
Swaps with USD check – companies	(145)	1.3	-	-	-	(1)	(22)	(122)
Other	(382)	3.3	-	-	(1)	(330)	(7)	(44)
Financial institutions	(333)	2.9	-	-	-	(329)	(2)	(2)
Companies	(49)	0.4	-	-	(1)	(1)	(5)	(42)
Total (*)	(11,405)	100.0	(2,421)	(733)	(660)	(1,892)	(1,607)	(4,092)
% per maturity term			21.2	6.4	5.8	16.6	14.1	35.8

(*) Of the total liability portfolio of Derivative Financial Instruments, R$ (5,706) refers to current and R$ (5,699) to non-current.

a) Information on credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection mainly related to securities of Brazilian listed companies in order to meet the needs of its customers. When ITAÚ UNIBANCO HOLDING sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which ITAÚ UNIBANCO HOLDING is protection seller are credit default swaps, total return swaps and credit-linked notes.

Credit Default Swaps – CDS

CDS are credit derivatives in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

Total Return Swap – TRS

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The table below presents the portfolio of credit derivatives in which ITAÚ UNIBANCO HOLDING sells protection to third parties, by maturity, and the maximum potential of future payments, gross of any guarantees, as well as its classification by instrument, risk and reference entity.

	03/31/2014
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	5,767	1,467	1,724	1,614	962
TRS	1,423	1,412	11	-	-
Total by instrument	7,190	2,879	1,735	1,614	962
By risk rating
Investment grade	7,190	2,879	1,735	1,614	962
Total by risk	7,190	2,879	1,735	1,614	962
By reference entity
Private entities	7,190	2,879	1,735	1,614	962
Total by entity	7,190	2,879	1,735	1,614	962

	12/31/2013
	Maximum potential of future payments, gross	Before 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	12,249	1,012	2,375	8,463	399
TRS	1,473	1,462	11	-	-
Total by instrument	13,722	2,474	2,386	8,463	399
By risk rating
Investment grade	13,722	2,474	2,386	8,463	399
Total by risk	13,722	2,474	2,386	8,463	399
By reference entity
Private entities	13,722	2,474	2,386	8,463	399
Total by entity	13,722	2,474	2,386	8,463	399

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade are those entities for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, according to the ratings of Standard & Poor’s and Fitch Ratings. The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. ITAÚ UNIBANCO HOLDING believes, based on its historical experience, that the amount of the maximum potential loss does not represent the actual level of loss. This is so because, should there be an event of loss, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during this period, ITAÚ UNIBANCO HOLDING has not incurred any loss related to credit derivative contracts.

The following table presents the notional amount of purchased credit derivatives whose underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING operates as seller of the credit protection.

	03/31/2014
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(5,767)	1,811	(3,956)
TRS	(1,423)	-	(1,423)
Total	(7,190)	1,811	(5,379)

	12/31/2013
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(12,249)	11,578	(671)
TRS	(1,473)	-	(1,473)
Total	(13,722)	11,578	(2,144)

b) Financial instruments subject to offsetting, enforceable master netting arrengements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrengements and similar agreements:

03/31/2014
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial assets presented in the statement of	Related amoutns not offset in the statement of financial position (2)
	assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	163,310	-	163,310	(332)	-	162,978
Derivatives	11,614	(752)	10,862	(1,654)	(287)	8,921

12/31/2013
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial assets presented in the statement of	Related amoutns not offset in the statement of financial position (2)
	assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities purchased under agreements to resell	138,455	-	138,455	(957)	(3)	137,495
Derivatives	12,149	(783)	11,366	(3,599)	(429)	7,338

Financial liabilities subject to offsetting, enforceable master netting arrengements and similar agreements:

03/31/2014
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial liabilities presented in the statement of	Related amoutns not offset in the statement of financial position (2)
	assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities sold under repurchase agreements	258,839	-	258,839	(11,933)	-	246,906
Derivatives	12,031	-	12,031	(1,654)	-	10,377

12/31/2013
	Gross amount of recognized financial	Gross amount offset in the	Net amount of financial liabilities presented in the statement of	Related amoutns not offset in the statement of financial position (2)
	assets (1)	statement of financial position	financial position	Financial instruments (3)	Cash collateral received	Net amount
Securities sold under repurchase agreements	266,682	-	266,682	(12,707)	(35)	253,940
Derivatives	11,405	-	11,405	(2,258)	(686)	8,461

(1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.

(2) Limited to amounts subject to enforceable master offset agreements and other such agreements.

(3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.
Derivatives and repurchase agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Note 9 – Hedge accounting

Hedge accounting varies depending on the nature of the hedged item and of the transaction. Derivatives may qualify for hedging instrument for accounting purposes if they are designated as hedging instruments under fair value hedges, cash flow hedge or hedge of net investment in foreign operations.

Cash flow hedge

To hedge the variability of future cash flows of interest payments and in the foreign exchange rates ITAÚ UNIBANCO HOLDING uses DI Futures contracts exchange-traded at BM&FBOVESPA with respect to certain real-denominated variable-interest liabilities and interest rate swaps with respect to US dollar-denominated redeemable preferred shares issued by one of our subsidiaries and DI Futures contracts exchange-traded at BM&FBOVESPA, related to highly probable anticipated transactions, denominated in US dollars.

Under a DI Futures contract, a net payment (receipt) is made for the difference between a normal amount multiplied by the CDI rate and an amount computed and multiplied by a fixed rate. Under interest rate swap, a net payment (receipt) is made for the difference between an amount computed and multiplied by LIBOR and a notional amount computed and multiplied by a fixed rate. The gain (loss) from foreign exchange variation in Future DDI contracts is calculated by the difference between two periods of the market quotation between the US dollar and the Real.

ITAÚ UNIBANCO HOLDING cash flow hedge strategies consist of the hedge of the exposure to the variability in cash flows and in the foreign exchange on interest payments that are attributable to changes in interest rates with respect to recognized liabilities and changes in the foreign exchange rates of liabilities not recognized.

ITAÚ UNIBANCO HOLDING has applied cash flow hedge strategies as follows:

•	Hedge of time deposits and repurchase agreements: hedge of the variability in cash flows of interest payments resulting from changes in the CDI interest rate;
•	Hedge of redeemable preferred shares: hedge of the variability in cash flows of interest payments resulting from changes in the LIBOR interest rate;
•	Hedge of subordinated certificates of deposit (CDB): hedge of the variability in the cash flows of interest payments resulting from changes in the CDI interest rate;
•	Hedge of Highly probable anticipated transaction: Protecting the risk associated to variation in the amount of commitments, when measured in Reais (parent company’s functional currency) arising from variations in foreign exchange rates.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. The hypothetical derivative method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value of a hypothetical derivative is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.

Hedge relationships were designated in 2008, 2009, 2010 and 2013, and related derivatives will mature between 2014 and 2018. Periods in which expected cash flows should be paid and affect the income statement are as follows:

•	Hedge of time deposits and agreements to resell: interest paid/received daily;
•	Hedge of redeemable preferred shares: interest paid/received every half year;
•	Hedge of Highly probable anticipated transaction: foreign exchange amount paid/ received on future dates.

Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING strategies of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of the foreign operation, with respect to the functional currency of the head office.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses DDI Futures contracts traded at BM&FBOVESPA, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

In DDI Future contracts, the gain (loss) from exchange variation is computed as the difference between two periods of market quotation between the US dollar and Real. In the Forward or NDF contracts and Financial Assets, the gain (loss) from exchange variation is computed as the difference between two periods of market quotation between the functional currency and the US dollar.

ITAÚ UNIBANCO HOLDING applies the hedge of net investment in foreign operations as follows:

•	To hedge the risk of variation in the investment amount, when measured in Brazilian Reais (the head office’s functional currency), arising from changes in exchange rates between the functional currency of the investment abroad and the Brazilian Real.

To evaluate the effectiveness and to measure the ineffectiveness of such strategies, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method. The Dollar Offset Method is based on a comparison of the change in fair value (cash flow) of the hedge instrument, attributable to changes in exchange rate and gain (loss) arising from the variation in exchange rates, on the amount of investment abroad designated as a hedged item.

Hedge relationships were designated in 2011 and 2012 and the hedge instruments will mature on the sale of investments abroad, which will be in the period when the cash flows of exchange variation are expected to occur and affect the statement of income.

Fair value hedge

The fair value hedge strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation of the fair value, of interest receipts, which is attributable to changes in interest rates related to recognized assets.

To hedge the variation in market risk in the receipt of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts related to fixed-rate assets expressed in unidad de fomento (CLF) and expressed in euros, issued by subsidiaries in Chile and London, respectively.

Under an interest rate swap contract, net receipt (payment) is made for the difference between the amount computed and multiplied by variable rate and an amount computed and multiplied by a fixed rate.

ITAÚ UNIBANCO HOLDING has applied fair value hedge as follows:

•	to protect the risk of variation in the fair value of receipt of interest resulting from variations in the fair value of variable rates involved.

To evaluate the effectiveness and to measure the ineffectiveness of such strategy, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method:

•	the percentage approach is based on the calculation of change in the fair value of the reviewed estimate for the hedged position (hedge item) attributable to the protected risk versus the change in the fair value of the hedged derivative instrument.
•	the dollar offset method is calculated based on the difference between the variation of the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate.

Hedge relationships were designated in 2012 and 2013 and the respective swaps will mature between 2016 and 2029. Receipts (payments) of interest flows are expected to occur on a monthly basis, and they will affect the statement of income.

Following we present gains (or losses) of the effective and ineffective portions of the strategies of cash flow hedge, hedge of net investment in foreign operations and fair value hedge.

a) Cash flow hedge

	03/31/2014		03/31/2013
Hedge instruments	Accumulated effective portion	Ineffective portion	Accumulated effective portion	Ineffective portion
Interest rate futures	272	9	193	8
Interest rate swap	19	-	22	-
Foreign exchange rates futures	(9)	-	-	-
Total	282	9	215	8

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) from investment securities and derivatives.

At March 31, 2014, the gain (loss) related to the cash flow hedge expected to be reclassified from Comprehensive Income to Income in the following 12 months is R$ (21) (R$ (174) at 01/01 to 03/31/2013).

The amount of R$ 0.3 related to Foreign Exchange Rates Futures for the period was reclassified from Other Comprehensive Income and included in the initial cost of assets.

b) Hedge of a net investment in foreign operations

	03/31/2014		03/31/2013
Hedge instrument	Accumulated effective portion	Ineffective portion	Accumulated effective portion	Ineffective portion
DDI futures	(2,580)	24	(2,974)	19
Forward	-	15	(15)	15
NDF	925	5	751	5
Financial assets	(20)	-	(10)	-
Total	(1,675)	44	(2,248)	39

The effective portion is recognized in the stockholders' equity, under other comprehensive income and the ineffective portion is recognized in the statement of income under net gain (loss) from investment securities and derivatives.

DDI Futures is a futures contract in which participants may trade a clean coupon for any period between the first maturity of the futures contract of foreign currency coupon (DDI) and a later maturity.

NDF (Non Deliverable Forward), or Forward Contract of Currency without Physical Delivery is a derivative traded on over-the-counter market, which has the foreign exchange rate of a given currency as its subject.

c) Fair value hedge

	03/31/2014		03/31/2013
Hedge instrument used	Accumulated effective portion	Ineffective portion	Accumulated effective portion	Ineffective portion
Interest rate swap	(41)	1	(15)	-
Total	(41)	1	(15)	-

The effective and ineffective portion are recognized in the statement of income under net gain (loss) from investment securities and derivatives.

The tables below present, for each strategy, the notional amount and the fair value of hedge instruments and the carrying amount of the hedged item:

	03/31/2014			03/31/2013
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
Strategies	Notional amount	Fair value	Carrying value	Notional amount	Fair value	Carrying value
Hedge of deposits and repurchase agreements	74,633	10	74,633	57,414	(12)	57,414
Hedge of redeemable preferred shares	890	19	890	921	22	921
Hedge of subordinated CDB	-	-	-	162	-	140
Hedge of net investment in foreign operations (*)	11,305	(15)	6,783	11,438	(78)	6,863
Hedge of fixed rate loan operations	1,661	(41)	1,661	1,683	(15)	1,683
Hedge of highly probable anticipated transaction	300	(9)	277	314	-	313
Total	88,789	(36)	84,244	71,932	(83)	67,334

(*) Hedge instruments include the overhedge rate of 40.00% regarding taxes.

The table below shows the breakdown by maturity of the hedging strategies.

	Strategies
Maturity	Hedge of deposits and repurchase agreements	Hedge of redeemable preferred shares	Hedge of subordinated CDB	Hedge of net investment in foreign operations (*)	Hedge of fixed rate loan operations	Hedge of highly probable anticipated transaction	Total
2014	53,180	-	11,305	-	300	64,785	-
2015	11,459	890	-	-	-	12,349	-
2016	3,608	-	-	250	-	3,858	-
2017	5,589	-	-	125	-	5,714	-
2018	797	-	-	156	-	953	-
2019	-	-	-	23	-	23	-
2020	-	-	-	37	-	37	-
2022	-	-	-	176	-	176	-
2023	-	-	-	167	-	167	-
2025	-	-	-	41	-	41	-
2027	-	-	-	147	-	147	-
2028	-	-	-	445	-	445	-
2029	-	-	-	94	-	94	-
Total	74,633	890	11,305	1,661	300	88,789	-

(*) Classified as current, since instruments are frequently renewed.

Note 10 – Available-for-sale financial assets

The fair value and corresponding cost or amortized cost of available-for-sale financial assets are as follows:

	03/31/2014			12/31/2013
	Cost	Accumulated gain/(loss) reflected in other comprehensive income	Fair value	Cost	Accumulated gain/(loss) reflected in other comprehensive income	Fair value
Investment funds	291	4	295	202	9	211
Brazilian government securities (1a)	19,160	(857)	18,303	28,751	(812)	27,939
Brazilian external debt bonds (1b)	9,007	(475)	8,532	12,545	(836)	11,709
Government securities – abroad (1c)	9,486	(70)	9,416	8,737	(79)	8,658
United States	729	(6)	723	1,111	(10)	1,101
Italy	-	-	-	94	-	94
Denmark	3,408	-	3,408	2,631	-	2,631
Korea	2,910	-	2,910	2,455	-	2,455
Chile	1,134	7	1,141	1,043	4	1,047
Paraguay	759	(55)	704	690	(52)	638
Uruguay	319	(16)	303	440	(20)	420
Belgium	48	-	48	51	-	51
France	49	-	49	88	-	88
Netherlands	123	1	124	127	(1)	126
Other	7	(1)	6	7	-	7
Corporate securities (1d)	39,342	411	39,753	48,208	(99)	48,109
Shares	1,867	83	1,950	1,930	95	2,025
Securitized real estate loans	2,926	33	2,959	12,663	(388)	12,275
Bank deposit certificates	1,621	2	1,623	2,181	-	2,181
Debentures	16,596	188	16,784	15,404	103	15,507
Eurobonds and others	4,848	139	4,987	4,768	128	4,896
Promissory notes	1,291	(2)	1,289	1,231	(4)	1,227
Rural product note	981	(18)	963	647	(22)	625
Financial bills	8,752	(10)	8,742	8,810	(6)	8,804
Other	460	(4)	456	574	(5)	569
Total (2)	77,286	(987)	76,299	98,443	(1,817)	96,626

(1) Available-for-sale assets pledged as collateral of funding of financial institutions and Clients were: a) R$ 1,786 (R$ 9,291 at December 31, 2013), b) R$ 6,293 (R$ 7,259 at December 31, 2013), c) R$ 34 (R$ 586 at December 31, 2013) and d) R$ 723 (R$ 1,715 at December 31, 2013), totaling R$ 8,836 (R$ 18,851 at December 31, 2013).

(2) In the period, there were reclassifications from Available-for-Sale to Held-to-Maturity category in the amount of R$ 12,157 related to the Brazilian Debt Bonds held in Subsidiaries Abroad and Securitized Real Estate Loans, without effects on income, since the unrealized loss (impairment loss) of R$ 499 will be deferred over the maturity period of the instruments. This reclassification was determined as a result of the risk management strategy by which the Institution noted that it has the financial condition and the intention to hold these securities to maturity.

The cost or amortized cost and fair value of available-for-sale financial assets by maturity are as follows:

	03/31/2014		12/31/2013
	Cost	Fair value	Cost	Fair value
Current	28,142	28,236	38,219	38,267
Non-stated maturity	2,153	2,241	2,129	2,231
Up to one year	25,989	25,995	36,090	36,036
Non-current	49,144	48,063	60,224	58,359
From one to five years	23,426	23,573	26,089	26,430
From five to ten years	11,729	11,564	15,525	14,792
After ten years	13,989	12,926	18,610	17,137
Total	77,286	76,299	98,443	96,626

Note 11 - Held-to maturity financial assets

The amortized cost of held-to-maturity financial assets is as follows:

	03/31/2014	12/31/2013
	Amortized cost	Amortized cost
Brazilian government securities	3,867	3,778
Brazilian external debt bonds	8,908	6,314
Government securities – abroad	21	23
Corporate securities (1)	9,391	1
Eurobonds and others	-	1
Securitized real estate loans	9,391	-
Total (2)	22,187	10,116

(1) Held-to-maturity financial assets pledged as collateral of funding transactions of financial institutions and clients were 5,026 (R$ 5,095 at December 31, 2013).

(2) In the period, there were reclassifications from Available-for-Sale to Held-to-Maturity category, in the amount of R$ 12,157, related to the Brazilian Debt Bonds held in Subsidiaries Abroad, without effects on income, since the unrealized loss (impairment loss) of R$ 499 will be amortized over the maturity period of the instruments. This reclassification was determined as a result of the risk management strategy by which the Institution noted that it has the financial condition and the intention to hold these securities to maturity.

The interest income from held-to-maturity financial assets was R$ 304 (R$ 90 from 01/01 to 03/31/2013).

The fair value of held-to-maturity financial assets is disclosed in Note 31.

The amortized cost of Held-to-Maturity Financial Assets by maturity is as follows:

	03/31/2014	12/31/2013
	Amortized cost	Amortized cost
Current	888	99
Up to one year	888	99
Non-current	21,299	10,017
From one to five years	5,258	158
From five to ten years	7,429	5,498
After ten years	8,612	4,361
Total	22,187	10,116

Note 12 - Loan operations and lease operations portfolio

a)	Composition of loan operations and lease operations

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:

Loan operations and lease operations by type	03/31/2014	12/31/2013

Individuals	167,299	167,431
Credit card	52,259	53,149
Personal loan	27,596	26,635
Payroll loans	24,637	22,571
Vehicles	37,309	40,584
Mortgage loans	25,498	24,492

Corporate	127,025	126,413

Small and medium businesses	79,892	81,601

Foreign loans - Latin America	34,106	36,257
Total loan operations and lease operations	408,322	411,702

Allowance for loan and lease losses	(21,276)	(22,235)

Total loan operations and lease operations, net of allowance for loan and lease losses	387,046	389,467

By maturity	03/31/2014	12/31/2013
Overdue as from 1 day	11,717	12,239
Falling due up to 3 months	107,411	111,254
Falling due more than 3 months but less than 1 year	101,773	101,716
Falling due after 1 year	187,421	186,493
Total loan operations and lease operations	408,322	411,702

By concentration	03/31/2014	12/31/2013
Largest debtor	4,174	4,358
10 largest debtors	19,254	19,778
20 largest debtors	29,141	29,935
50 largest debtors	49,178	50,131
100 largest debtors	67,682	69,210

The breakdown of the Loan and Lease Operations Portfolio by debtor’s industry is evidenced in Note 36 item 5.1. Maximum exposure of Financial Assets segregated by business sector.

The accretion of the net present value of impaired loan operations and lease operations and the respective allowance for loan and lease losses are not presented using their gross amounts in the statement of income but on a net basis within interest and similar income. If they were presented at gross amounts, there would be an increase of R$ 494 and R$ 619 in interest and similar income as of March 31, 2014 and March 31, 2013, respectively, with the same impact on the allowance for loan and lease losses expenses.

b)	Allowance for loan and lease losses

The changes in the allowance for loan and lease losses are shown in the table below:

Composition of the carrying amount by class of assets	Opening balance 12/31/2013	Balance arising from the aquisition of companies (Note 2.4a I)	Write-offs 01/01 to 03/31/2014	Net increase / (Reversal) 01/01 to 03/31/2014	Closing balance 03/31/2014
Individuals	13,853	-	(3,675)	3,271	13,449
Credit card	2,952	-	(1,049)	1,423	3,326
Personal loans	6,488	-	(1,358)	1,452	6,582
Payroll loans	1,133	-	(109)	(234)	790
Vehicles	3,245	-	(1,146)	615	2,714
Mortgage loans	35	-	(13)	15	37
Corporate	1,783	-	(249)	192	1,726
Small and medium businesses	6,085	-	(1,602)	1,118	5,601
Foreign loans - Latin America	514	-	(39)	25	500
Total	22,235	-	(5,565)	4,606	21,276

Composition of the carrying amount by class of assets	Opening balance 12/31/2012	Balance arising from the aquisition of companies (Note 2.4a I)	Write-offs 01/01 to 12/31/2013	Net increase / (Reversal) 01/01 to 12/31/2013	Closing balance 12/31/2013
Individuals	14,844	435	(13,541)	12,115	13,853
Credit card	2,863	357	(3,513)	3,245	2,952
Personal loans	6,841	78	(6,247)	5,816	6,488
Payroll loans	867	-	(480)	746	1,133
Vehicles	4,227	-	(3,263)	2,281	3,245
Mortgage loans	46	-	(38)	27	35
Corporate	1,362	-	(478)	899	1,783
Small and medium businesses	9,091	-	(7,573)	4,567	6,085
Foreign loans - Latin America	416	-	(177)	275	514
Total	25,713	435	(21,769)	17,856	22,235

The composition of the allowance for loan and lease losses by customers sector is shown in the following table:

	03/31/2014	12/31/2013
Public sector	2	2
Industry and commerce	4,177	4,630
Services	2,905	3,012
Natural resources	210	251
Other sectors	11	12
Individuals	13,971	14,328
Total	21,276	22,235

ITAÚ UNIBANCO HOLDING assesses the objective evidence of impairment for loan operations and lease operations on an individual basis for financial assets that are individually significant and, in aggregate, for financial assets that are not individually significant. (Note 2.4g VIII)

The composition of the allowance for loan and lease losses by type of assessment for objective evidence of impairment is shown in the following table:

	03/31/2014						12/31/2013
	Impaired		Not impaired		Total		Impaired		Not impaired		Total
	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance	Loan	Allowance
I – Individually evaluated

Corporate (*)	1,535	832	125,490	894	127,025	1,726	1,584	1,019	124,829	764	126,413	1,783

II- Collectively evaluated

Individuals	10,402	6,001	156,897	7,448	167,299	13,449	10,371	6,289	157,060	7,564	167,431	13,853
Credit card	2,900	1,571	49,359	1,755	52,259	3,326	2,520	1,493	50,629	1,459	53,149	2,952
Personal loans	3,725	2,449	23,871	4,133	27,596	6,582	3,574	2,404	23,061	4,084	26,635	6,488
Payroll loans	396	156	24,241	634	24,637	790	370	157	22,201	976	22,571	1,133
Vehicles	3,136	1,807	34,173	907	37,309	2,714	3,701	2,219	36,883	1,026	40,584	3,245
Mortgage loans	245	18	25,253	19	25,498	37	206	16	24,286	19	24,492	35

Small and medium businesses	3,745	2,799	76,147	2,802	79,892	5,601	4,165	3,165	77,436	2,920	81,601	6,085

Foreign loans - Latin America	185	101	33,921	399	34,106	500	185	95	36,072	420	36,257	514

Total	15,867	9,733	392,455	11,543	408,322	21,276	16,305	10,568	395,397	11,668	411,702	22,235

(*) As detailed in Note 2.4.g.VIII, corporate loans are first evaluated on an individual basis. In the event there is no objective indication of impairment, these are subsequently evaluated on an aggregate basis in accordance with the characteristics of the operation. As a result, an allowance for loan and lease losses for corporate loans is recognized, both in the individual and the aggregate evaluation.

c)	Present value of lease operations

Below is the analysis of the present value of minimum future payments receivable from finance leases by maturity basically composed of individual operations - vehicles:

	03/31/2014
	Minimum future	Future financial	Present
	payments	income	value
Current	5,759	(782)	4,977
Up to 1 year	5,759	(782)	4,977
Non-current	5,341	(1,381)	3,960
From 1 to 5 years	5,166	(1,349)	3,817
Over 5 years	175	(32)	143
Total	11,100	(2,163)	8,937

	12/31/2013
	Minimum future	Future financial	Present
	payments	income	value
Current	6,587	(792)	5,795
Up to 1 year	6,587	(792)	5,795
Non-current	6,149	(1,597)	4,552
From 1 to 5 years	5,950	(1,559)	4,391
Over 5 years	199	(38)	161
Total	12,736	(2,389)	10,347

The allowance for loan and lease losses related to the lease portfolio amounts to: R$ 614 (R$ 816 at December 31, 2013).

d)	Sale or transfer of financial assets

ITAÚ UNIBANCO HOLDING carried out operations related to the sale or transfer of financial assets in which there was the retention of credit risks of the financial assets transferred, through joint obligation clauses. Therefore, such operations remained recorded as loan operations and represent the following amounts at March 31, 2014 and December 31, 2013:

	03/31/2014				12/31/2013
	Assets		Liabilities (*)		Assets		Liabilities (*)
Nature of operation	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value

Individuals – mortgage loan	4,181	4,167	4,180	4,147	4,514	4,497	4,514	4,476

(*) Under Interbank Market Debt

Note 13 - Investments in associates and joint ventures

a) The following table shows the main investments of ITAÚ UNIBANCO HOLDING:

	Interest % at 03/31/2014		03/31/2014
	Total	Voting	Stockholders’ equity	Other Comprehensive Income	Net income	Investment	Equity in earnings	Market value

Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	3,749	(5)	(39)	2,412	(21)	3,131
BSF Holding S.A. (c)	49.00	49.00	907	-	88	1,027	43	-
IRB-Brasil Resseguros S.A. (a) (d)	15.00	15.00	2,711	(13)	288	401	43	-
Other (e)	-	-	-	-	-	73	9	-
Joint Ventures
MCC Securities Inc.(f)	50.00	50.00	22	-	2	75	1	-
Other (g)	-	-	-	-	-	16	-	-
Total	-	-	-	-	-	4,004	75	-

	Interest % at 12/31/2013		12/31/2013					03/31/2013
	Total	Voting	Stockholders’ equity	Other comprehensive income	Net income	Investment	Market value	Equity in earnings

Associates
Porto Seguro Itaú Unibanco Participações S.A. (a) (b)	42.93	42.93	3,787	(2)	892	2,432	2,924	34
BSF Holding S.A. (c)	49.00	49.00	819	-	212	984	-	17
IRB-Brasil Resseguros S.A.(d)	15.00	15.00	2,432	(16)	102	358	-	-
Other (e)	-	-	-	-	-	64	-	(1)
Joint Ventures
MCC Securities Inc.(f)	50.00	50.00	21	-	6	76	-	1
Other (g)	-	-	-	-	-	17	-	1
Total	-	-	-	-	-	3,931	-	52

(a) For purpose of recording the participation in earnings, at 03/31/2014 the position at 02/28/2014 was used and at 12/31/2013 the position at 11/30/2013 was used, in accordance with IAS 27.

(b) For purposes of market value, the quoted share price of Porto Seguro S.A. was taken into account. The investment included the amounts of R$ 802 at 03/31/2014 and R$ 806 at 12/31/2013 that correspond to the difference between the interest in the net assets at fair value of Porto Seguro Itaú Unibanco Participações S.A. and the investment book value.

(c) In May 2012 Itaú Unibanco S.A. acquired 137,004,000 common shares of BSF Holding S.A. (parent company of Banco Carrefour) for R$ 816 which corresponds to 49% of interest in its capital. The investment amount includes R$ 583 at 03/31/2014, which correspond to goodwill.

(d) Previously accounted for as a financial instrument. As from the 4th quarter of 2013, after completing the privatization process, ITAÚ UNIBANCO HOLDING started to exercise a significant influence over IRB. Accordingly, as from this date, the investment has been accounted for under the equity method.

(e) At 03/31/2014, includes interest in total capital and voting capital of the following companies: Compañia Uruguaya de Medios de Procesamiento S.A. (37.96% total and coting capital and 31.84% total and voting capital at 12/31/2013), Latosol Empreendimentos e Participação Ltda (32.11% total and voting capital); Rias Redbanc S.A. (20.00% total and voting capital) and Tecnologia Bancária S.A. (24.81% total capital and voting capital).

(f) In 08/01/2011 BICSA Holdings Ltd. acquired 3,000,001 common shares of MCC Securities Inc. the investment amount includes R$ 64 at 03/31/2014, which correspond to goodwill.

(g) At 03/31/2014, includes interest in total capital and voting capital of the following companies: MCC Corredora de Bolsa S.A. (50.05% total and voting capital), Rosefild Finance Ltd. (50.00% total and voting capital); Olimpia Promoção e Serviços S.A. (50.00% total and voting capital) and includes income not arising from profit subsidiaries.

At March 31, 2014, ITAÚ UNIBANCO HOLDING did not receive / recognize dividends and interest on capital of the unconsolidated companies (At December 31, 2013, ITAÚ UNIBANCO HOLDING received / recognized for dividends and interest on capital of the unconsolidated companies being the main Porto Seguro Itaú Unibanco Participações S.A. in the amount of R$ 175 ).

b)	Other information

The table below shows the summary of the proportional interest in the aggregate financial information of the investees under the equity method of accounting.

	03/31/2014	12/31/2013	03/31/2013
Total assets (*)	16,701	17,131	3,660
Total liabilities (*)	9,312	10,072	3
Total income (*)	1,508	3,606	136
Total expenses (*)	(1,170)	(2,394)	(5)

(*) Represented by IRB-Brasil Resseguros S.A., in the amount of R$ 11,998 (R$ 12,503 at 12/31/2013) related to assets, R$ 9,287 (R$ 10,071 at 12/31/2013) related to liabilities, R$ 1,412 (R$ 2,455 at 12/31/2013) related to income and of R$ 1,124 (R$ 2,353 at 12/31/2013) related to expenses.

The investees do not have contingent liabilities to which ITAÚ UNIBANCO HOLDING is significantly exposed.

Note 14 – Lease commitments as lease

a)	Finance lease

ITAÚ UNIBANCO HOLDING is the lessee in finance lease contracts of data processing equipment, with the option of purchase or extension, without contingent rental payments or imposed restrictions. The net carrying amount of these assets is R$ 364 (R$ 338 at 12/31/2013).

The table below shows the total future minimum payments:

	03/31/2014	12/31/2013
Current	153	162
Up to 1 year	153	162
Non-current	211	176
From 1 to 5 years	211	176
Total future minimum payments	364	338
(-) Future interest	-	-
Present value	364	338

b)	Operating leases

ITAÚ UNIBANCO HOLDING leases many properties, for use in its operations, under standard real estate leases that normally can be cancelled at its option and include renewal options and escalations clauses. No lease agreement imposes any restriction on our ability to pay dividends, enter into further lease agreements or engage in debt or equity financing transactions, and there is no contingent payments related to the agreements.

The expenses related to operating lease agreements recognized under General and Administrative Expenses total R$ 246 from 01/01 to 03/31/2014 (R$ 223 from 01/01 to 03/31/2013).

ITAÚ UNIBANCO HOLDING has no relevant sublease contracts.

Minimum payments of initiated and remaining lease agreements with non-cancelable clauses are as follows:

	03/31/2014	12/31/2013
Current	864	1,093
Up to 1 year	864	1,093
Non-current	3,703	3,638
From 1 to 5 years	3,146	3,091
Over 5 years	557	547
Total future minimum payments	4,567	4,731

Note 15 - Fixed assets

	Real estate in use (2)		Other fixed assets
Fixed Assets (1)	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems (3)	Other (communication, security and transportation)	Total
Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2013	1,019	2,999	1,298	1,043	1,095	6,279	725	14,458
Acquisitions	-	84	31	10	103	331	8	567
Disposal	-	(2)	(49)	(1)	(6)	(231)	(2)	(291)
Exchange variation	(1)	(16)	(16)	(1)	(18)	(17)	(5)	(74)
Other	-	41	5	(44)	1	6	(1)	8
Balance at 03/31/2014	1,018	3,106	1,269	1,007	1,175	6,368	725	14,668

Depreciation
Balance at 12/31/2013	-	(1,651)	(667)	(439)	(487)	(4,230)	(411)	(7,885)
Accumulated depreciation	-	(18)	(56)	(20)	(16)	(280)	(18)	(408)
Disposal	-	-	49	1	4	222	-	276
Exchange variation	-	3	8	2	15	11	3	42
Other	-	4	(4)	1	(16)	6	1	(8)
Balance at 03/31/2014	-	(1,662)	(670)	(455)	(500)	(4,271)	(425)	(7,983)

Impairment
Balance at 12/31/2013	-	-	-	-	(9)	-	-	(9)
Additions/ assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-
Balance at 03/31/2014	-	-	-	-	(9)	-	-	(9)

Book value
Balance at 03/31/2014	1,018	1,444	599	552	666	2,097	300	6,676
(1) The contractual commitments for purchase of the fixed assets totaled R$ 708, achievable by 2016 (Note 36 - Off balance sheet).

(2) Includes the amount of R$ 3 related to attached real estate; fixed assets under construction in the amount of R$ 1,161, consisting of R$ 885 in real estate in use, R$ 13 in improvements, and R$ 263 in equipment.

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

	Real estate in use (2)		Other fixed assets (2) (3)
Fixed assets (1)	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP systems (3)	Other (communication, security and transportation)	Total
Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2012	1,029	2,472	1,253	872	931	5,480	606	12,643
Acquisitions	-	554	207	183	210	1,262	118	2,534
Disposal	(8)	(13)	(211)	(11)	(15)	(474)	(3)	(735)
Exchange variation	-	2	5	4	(8)	9	3	15
Other	(2)	(16)	44	(5)	(23)	2	1	1
Balance at 12/31/2013	1,019	2,999	1,298	1,043	1,095	6,279	725	14,458

Depreciation
Balance at 12/31/2012	-	(1,607)	(613)	(358)	(417)	(3,664)	(347)	(7,006)
Accumulated depreciation	-	(70)	(235)	(80)	(83)	(987)	(67)	(1,522)
Disposal	-	10	209	7	7	430	2	665
Exchange variation	-	-	(2)	3	9	(11)	-	(1)
Other	-	16	(26)	(11)	(3)	2	1	(21)
Balance at 12/31/2013	-	(1,651)	(667)	(439)	(487)	(4,230)	(411)	(7,885)

Impairment
Balance at 12/31/2012	-	-	-	-	(9)	-	-	(9)
Additions/ assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-
Balance at 12/31/2013	-	-	-	-	(9)	-	-	(9)

Book value
Balance at 12/31/2013	1,019	1,348	631	604	599	2,049	314	6,564

(1) The contractual commitments for purchase of the fixed assets totaled R$ 1,212, achievable by 2016 (Note 36 - Off balance sheet).

(2) Includes the amount of R$ 4 related to attached real estate; fixed assets under construction in the amount of R$ 949, consisting of R$ 763 in real estate in use, R$ 16 in improvements and R$ 170 in equipment;

(3) Includes lease contracts, mainly related to data processing equipment, which are accounted for as lease operations. The asset and the liability are recognized in the Financial Statements.

Note 16 - Intangible assets

		Other intangible assets
Intangible assets (1)	Acquisition of rights to credit payroll	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Other intangible assets	Total
Amortization rates p.a.	20%	8%	20%	20%	10 to 20%

Cost
Balance at 12/31/2013	1,165	1,688	1,839	2,195	1,019	7,906
Acquisitions	32	-	53	172	-	257
Terminated agreements/ write off	(41)	(12)	(46)	-	-	(99)
Exchange variation	-	(11)	(34)	-	(10)	(55)
Other	-	1	(52)	-	10,724	10,673
Balance at 03/31/2014	1,156	1,666	1,760	2,367	11,733	18,682

Amortization (2)
Balance at 12/31/2013	(535)	(256)	(868)	(47)	(352)	(2,058)
Amortization expense	(58)	(39)	(76)	(15)	(19)	(207)
Terminated agreements/ write off	41	12	46	-	-	99
Exchange variation	-	2	16	-	7	25
Other	-	-	56	-	(10,727)	(10,671)
Balance at 03/31/2014	(552)	(281)	(826)	(62)	(11,091)	(12,812)

Impairment (3)
Balance at 12/31/2013	(18)	(27)	-	(6)	-	(51)
Additions / assumptions	-	-	-	-	-	-
Write off	-	-	-	-	-	-
Balance at 03/31/2014	(18)	(27)	-	(6)	-	(51)

Book value
Balance at 03/31/2014	586	1,358	934	2,299	642	5,819

(1) The contractual commitments for the purchase of new intangible assets totaled R$ 940, achievable by 2016 (Note 36 - Off balance seet).

(2) All intangible assets have a defined useful life.

(3) Note 2.4l.

		Other intangible assets
Intangible assets (1)	Acquisition of rights to credit payroll	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Other intangible assets	Total
Amortization rates p.a.	20.0%	8.0%	20.0%	20.0%	10.0 to 20.0%

Cost
Balance at 12/31/2012	1,497	1,333	1,736	1,553	688	6,807
Acquisitions (2)	195	340	382	820	298	2,035
Terminated agreements / write off	(527)	(83)	(161)	(178)	(1)	(950)
Exchange variation	-	1	(10)	-	39	30
Other	-	97	(108)	-	(5)	(16)
Balance at 12/31/2013	1,165	1,688	1,839	2,195	1,019	7,906

Amortization (3)
Balance at 12/31/2012	(781)	(178)	(881)	(11)	(264)	(2,115)
Amortization expense	(273)	(137)	(291)	(36)	(74)	(811)
Terminated agreements / write off	519	68	158	-	1	746
Exchange variation	-	-	14	-	(25)	(11)
Other	-	(9)	132	-	10	133
Balance at 12/31/2013	(535)	(256)	(868)	(47)	(352)	(2,058)

Impairment (4)
Balance at 12/31/2012	(18)	(3)	-	-	-	(21)
Additions / assumptions	-	(27)	-	(6)	-	(33)
Reversals	-	3	-	-	-	3
Balance at 12/31/2013	(18)	(27)	-	(6)	-	(51)

Book value
Balance at 12/31/2013	612	1,405	971	2,142	667	5,797

(1) The contractual commitments for the purchase of new intangible assets totaled R$ 760, achievable by 2016 (Note 36 - Off balance seet).

(2) Contemplates acquisition of Credicard (Note 3c).

(3) All intangible assets have a defined useful life.

(4) Note 2.4l.

Note 17 - Deposits

The table below shows the breakdown of deposits:

	03/31/2014			12/31/2013
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	164,087	70,904	234,991	165,646	65,845	231,491
Time deposits	49,990	70,577	120,567	51,657	65,474	117,131
Interbank deposits	5,166	327	5,493	7,823	371	8,194
Savings deposits	108,931	-	108,931	106,166	-	106,166
Non-interest bearing deposits	43,217	-	43,217	42,892	-	42,892
Demand deposits	43,217	-	43,217	42,892	-	42,892
Total	207,304	70,904	278,208	208,538	65,845	274,383

Note 18 – Financial liabilities held for trading

Financial liabilities held for trading are presented in the following table:

	03/31/2014	12/31/2013
Structured notes
Shares	127	147
Debt securities	309	224
Total	436	371

The effect of the changes in credit risk of these instruments is not significant at 03/31/2014 and 12/31/2013.

For shares, in view of the characteristics of the instrument, there is no definite value to be paid at the maturity date. For debt securities, the amount to be paid at maturity comprises several exchange rates and indices, and there is no contractual amount for settlement.

The fair value of financial liabilities held for trading by maturity is as follows:

	03/31/2014	12/31/2013
	Cost / Fair value	Cost / Fair value
Current - up to one year	149	87
Non-current	287	284
From one to five years	142	233
From five to ten years	116	22
After ten years	29	29
Total	436	371

Note 19 – Securities sold under repurchase agreements and interbank and institucional market debts

a)	Securities sold under repurchase agreements and interbank market debt

The table below shows the breakdown of funds:

	03/31/2014			12/31/2013
	Current	Non-current	Total	Current	Non-current	Total
Securities sold under repurchase agreements	136,685	122,154	258,839	148,598	118,084	266,682
Transactions backed by own financial assets (*)	60,643	122,154	182,797	80,319	118,084	198,403
Transactions backed by third-party financial assets	76,042	-	76,042	68,279	-	68,279
Interbank market debt	52,582	57,282	109,864	55,777	55,599	111,376
Mortgage notes	35	124	159	39	142	181
Real estate credit bills	6,361	2,228	8,589	6,634	2,285	8,919
Agribusiness credit bills	4,023	3,332	7,355	4,176	3,097	7,273
Financial credit bills	4,937	7,667	12,604	6,369	7,454	13,823
Import and export financing	24,790	7,975	32,765	25,780	7,834	33,614
On-lending - domestic	12,430	31,745	44,175	12,772	30,243	43,015
Liabilities from transactions related to credit assignments (Note 12d)	2	4,178	4,180	3	4,511	4,514
Other	4	33	37	4	33	37

(*) It includes R$ 126.625 (R$ 123,922 at 12/312013) related to Debentures of own issue.

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. The interest rate for each one of the operations (p.a.) is presented in the table below:

	Brazil	Foreign
Securities sold under repurchase agreements	75% of CDI to 13.2%	0.2% to 3.6%
Mortgage notes	-	2.7% to 7.5%
Real estate credit bills	84% to 100% of CDI	-
Financial credit bills	IGPM to 120% of CDI	-
Agribusiness credit bills	84% to 97.5% of CDI	-
Import and export financing	0.5% to 6.75%	0.5% to 11%
On-lending - domestic	0.8% to 14.5%	-
Liabilities from transactions related to credit assignments	6.2% to 16.7%	-

In “Securities sold under repurchase agreements”, we present the liabilities in transactions in which ITAÚ UNIBANCO HOLDING sells to customers in exchange for cash debt securities issued by its consolidated subsidiaries previously held in treasury, and where it undertakes to repurchase them at any time after the sale up to a repurchase deadline, at which time they must be repurchased by ITAÚ UNIBANCO HOLDING. The repurchase price is computed as the price paid on the sale date plus interest at rates ranging from 75% CDI to 13.23%. The deadline for repurchase expires in January 2027.

b)	Institutional market debt

The table below presents the breakdown of funds obtained in Institutional markets:

	03/31/2014			12/31/2013
	Current	Non-current	Total	Current	Non-current	Total
Subordinated debt (1)	7,168	49,256	56,424	6,138	50,426	56,564
Foreign borrowings through securities	4,477	9,198	13,675	5,358	10,133	15,491
Structured Operations Certificates (2)	675	164	839	-	-	-
Total	12,320	58,618	70,938	11,496	60,559	72,055

(1) At March 31, 2014, the amount of R$ 55,096 (R$ 55,186 at 12/31/2013) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 3,444, of February 28, 2007, as amended by CMN Resolution No. 3,532, of January 31, 2008.

(2) As at March 31, 2014, the market value of the funding from Structured Operations Certificates issued is R$ 916.

The interest rate for each one of the operations (p.a.) is presented in the table below.

	Brazil	Foreign
Subordinated debt	CDI+ 0.35% to IGPM + 7.6%	5.1% a 6.2%
Debentures	0.8% to 12.75%	0.03% to 12,7%
Structured Operations Certificates (2)	60% of CDI to 12.67%	-

Note 20 - Other assets and liabilities

a)	Other assets

	03/31/2014			12/31/2013
	Current	Non- current	Total	Current	Non- current	Total
Financial (1)	36,232	13,762	49,994	34,285	13,307	47,592
Receivables from credit card issuers	21,148	-	21,148	22,138	-	22,138
Insurance and reinsurance operations	4,953	-	4,953	5,192	-	5,192
Deposits in guarantee for contingent liabilities (Note 32)	2,201	12,174	14,375	2,172	11,818	13,990
Deposits in guarantee for foreign borrowing program	659	-	659	731	-	731
Negotiation and intermediation of securities	1,969	109	2,078	2,144	72	2,216
Receivables from reimbursement of contingent liabilities (Note 32c)	45	679	724	41	692	733
Receivables from services provided	1,654	64	1,718	1,729	-	1,729
Rights receivable from sales operations or transfer of financial assets	3,249	-	3,249	-	-	-
Amounts receivable from FCVS – Salary Variations Compensation Fund (2)	-	736	736	-	725	725
Operations without credit granting characteristics	354	-	354	138	-	138
Non-financial	11,668	1,379	13,047	11,626	516	12,142
Prepaid expenses	3,602	1,256	4,858	4,232	420	4,652
Retirement plan assets (Notes 29c and d)	2,372	-	2,372	2,308	-	2,308
Sundry domestic	3,321	-	3,321	3,099	-	3,099
Sundry foreign	654	123	777	405	96	501
Other	1,719	-	1,719	1,582	-	1,582

(1) There were no impairment losses for other financial assets in these periods.

(2) The Salary Variation Compensation Fund – FCVS was established through Resolution No. 25, of June 16, 1967, of the Board of the former BNH (National Housing Bank), and its purpose is to settle balances remaining after the end of real estate financing contracted up to March 1990, relating to agreements financed under the SFH (National Housing System), and provided that they are covered by FCVS.

b)	Other liabilities

	03/31/2014			12/31/2013
	Current	Non- current	Total	Current	Non- current	Total
Financial	54,061	1,480	55,541	60,582	692	61,274
Credit card operations	49,024	-	49,024	54,263	-	54,263
Foreign exchange portfolio	652	-	652	259	-	259
Negotiation and intermediation of securities	3,501	1,269	4,770	5,230	516	5,746
Finance leases (Note 14a)	153	211	364	162	176	338
Funds from consortia participants	32	-	32	28	-	28
Other	699	-	699	640	-	640
Non-financial	26,486	263	26,749	20,173	675	20,848
Collection and payment of taxes and contributions	5,602	-	5,602	205	-	205
Sundry creditors - domestic	1,531	47	1,578	1,071	46	1,117
Funds for clients in transit	10,414	-	10,414	8,132	-	8,132
Provision for sundry payments	1,945	113	2,058	2,027	511	2,538
Social and statutory	1,671	15	1,686	3,172	37	3,209
Related to insurance operations	1,056	-	1,056	1,200	-	1,200
Liabilities for official agreements and rendering of payment services	402	-	402	440	-	440
Provision for retirement plan benefits (Note 29c and e)	717	40	757	699	27	726
Personnel provision	1,266	48	1,314	1,251	54	1,305
Provision for health insurance	661	-	661	655	-	655
Deferred income	1,107	-	1,107	1,099	-	1,099
Other	114	-	114	222	-	222

Note 21 – Stockholders’ equity

a)	Capital

The Extraordinary Stockholders’ Meeting held on April 19, 2013 approved the increase of subscribed and paid-up capital by R$ 15,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10.0% bonus shares. Bonus shares started being traded on May 21, 2013 and the process was approved by the Central Bank on May 6, 2013. Accordingly, capital stock was increased by 457,093,610 shares.

Capital comprises 5,028,029,710 book-entry shares with no par value, of which 2,518,215,040 are common and 2,509,814,670 are preferred shares without voting rights; preferred shares have tag-along rights, in the event of a possible change in control, at a price equal to 80% of the amount per share paid for the controlling common shares. Capital stock amounts to R$ 60,000 (R$ 60,000 at December 31, 2013), of which R$ 41,256 (R$ 41,602 at December 31, 2013) refers to stockholders resident in Brazil and R$ 18,744 (R$ 13,398 at December 31, 2013) refers to stockholders resident abroad.

The table below shows the breakdown of and change in shares of paid-in capital and the reconciliation of balances at the beginning and end of the period:

	03/31/2014
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2013	2,502,311,972	983,934,784	3,486,246,756
Residents abroad at 12/31/2013	15,903,068	1,525,879,886	1,541,782,954
Shares of capital stock at 12/31/2013	2,518,215,040	2,509,814,670	5,028,029,710
Shares of capital stock at 03/31/2014	2,518,215,040	2,509,814,670	5,028,029,710
Residents in Brazil at 03/31/2014	2,502,614,401	954,696,486	3,457,310,887
Residents abroad at 03/31/2014	15,600,639	1,555,118,184	1,570,718,823
Treasury shares at 12/31/2013 (1)	2,310	68,867,010	68,869,320	(1,854)
Exercised options – granting of stock options	-	(5,537,907)	(5,537,907)	90
Disposals – Stock option plan	-	(5,095,682)	(5,095,682)	196
Treasury shares at 03/31/2014 (1)	2,310	58,233,421	58,235,731	(1,568)
Outstanding shares at 03/31/2014	2,518,212,730	2,451,581,249	4,969,793,979
Outstanding shares at 12/31/2013 (2)	2,518,212,730	2,440,947,660	4,959,160,390

	12/31/2013
	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2012	2,280,400,056	884,649,441	3,165,049,497
Residents abroad at 12/31/2012	8,886,344	1,397,000,259	1,405,886,603
Shares of capital stock at 12/31/2012	2,289,286,400	2,281,649,700	4,570,936,100
Bonus shares - Extraordinary Stockholders’ Meeting of April 19, 2013 – made effective on May 21, 2013	228,928,640	228,164,970	457,093,610
Shares of capital stock at 12/31/2013	2,518,215,040	2,509,814,670	5,028,029,710
Residents in Brazil at 12/31/2013	2,502,311,972	983,934,784	3,486,246,756
Residents abroad at 12/31/2013	15,903,068	1,525,879,886	1,541,782,954
Treasury shares at 12/31/2012 (1)	2,100	52,554,239	52,556,339	(1,523)
Purchase of shares	-	23,500,000	23,500,000	(662)
Exercised options - granting of stock options – Simple and Partners’ options	-	(7,417,015)	(7,417,015)	107
Disposals – stock option plan	-	(4,477,121)	(4,477,121)	224
Bonus shares - Extraordinary Stockholders’ Meeting of April 19, 2013 – made effective on May 21, 2013	210	4,706,907	4,707,117	-
Treasury shares at 12/31/2013 (1)	2,310	68,867,010	68,869,320	(1,854)
Shares outstanding at 12/31/2013 (2)	2,518,212,730	2,440,947,660	4,959,160,390
Shares outstanding at 12/31/2012	2,518,212,730	2,452,005,007	4,970,217,737

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market.

(2) For better comparability, outstanding shares for the period ending December 31, 2012 were adjusted for the bonus of May 21, 2013.

See the detail below of the the average cost of treasury shares and their market price (in Brazilian reais per share):

	01/01 to 03/31/2014
Cost / market value	Common	Preferred
Treasury shares
Average cost	8.77	26.93
Market value at 03/31/2014	31.93	33.90

	01/01 to 12/31/2013
Cost / market value	Common	Preferred
Minimum	-	26.36
Weighted average	-	28.18
Maximum	-	29.24
Treasury shares
Average cost	8.77	26.93
Market value at 12/31/2013	29.45	31.35

b)	Dividends

Stockholders are entitled to an annual mandatory dividend of not less than 25% of adjusted profit, pursuant to the provisions of the Brazilian Corporate Law. Both common and preferred shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the prior month, with payment being made on the first business day of the subsequent month, in the amount of R$ 0.015 per share.

Below is a statement from dividends and interest on equity and the calculation of the minimum mandatory dividend:

Calculation of dividends and interest on capital

	03/31/2014	03/31/2013
Net income - Itaú Unibanco Holding Individual (BR GAAP)	3,357	2,473
Adjustments:
(-) Legal reserve	(168)	(124)
Dividend calculation basis	3,189	2,349
Mandatory dividend - 25%	797	587
Dividends and interest on capital – paid / provisioned for	797	587

Payments / provision for interest on capital and dividends

	03/31/2014
	Gross	WHT	Net
Paid / prepaid	149	-	149
Dividends - 2 monthly installments of R$ 0.015 per share paid from February and March 2014	149	-	149

Declared until 03/31/2014 (recorded in other liabilities)	750	(102)	648
Dividends - 1 monthly installment of R$ 0.015 per share paid on 04/01/2014	75	-	75
Interest on capital - R$ 0.1359 per share	675	(102)	573

Total from 01/01 to 03/31/2014 - R$ 0.1605 net per share	899	(102)	797

	03/31/2013
	Gross	WHT	Net
Paid / prepaid	135	-	135
Dividends - 2 monthly installments of R$ 0.015 per share paid from February and March 2013	135	-	135

Declared until 03/31/2013 (recorded in other liabilities)	520	(68)	452
Dividends - 1 monthly installment of R$ 0.015 per share paid on 04/01/2013	68	-	68
Interest on capital - R$ 0.0999 per share	452	(68)	384

Total from 01/01 to 03/31/2013 - R$ 0.1299 net per share	655	(68)	587

c)	Additional paid-in capital

Additional paid-in capital corresponds to: (i) the difference between the proceeds from the sale of treasury shares and the average cost of such shares, and (ii) the compensation expenses recognized in accordance with the stock option plan.

d)	Appropriated reserves

	03/31/2014	12/31/2013
Capital reserves (1)	285	285
Premium on subscription of shares	284	284
Reserves from tax incentives and restatement of equity securities and other	1	1
Revenue reserves	12,877	13,183
Legal (2)	5,139	4,971
Statutory	15,896	13,615
Dividends equalization (3)	5,047	3,901
Working capital increase (4)	3,458	3,003
Increase in capital of investees (5)	7,391	6,711
Corporate reorganizations (Note 3b)	(8,158)	(7,999)
Unrealized profits (6)	-	2,596
Total reserves at parent company	13,162	13,468
(1)	Refers to amounts received by Itaú Unibanco Holding that were not included in the statement of income, since they do not refer to compensation for the provision of goods or services.
(2)	Legal reserve - may be used to increase capital or to absorb losses, but it cannot be distributed as dividends.
(3)	Reserve for dividends equalization - its purpose is to reserve funds for the payment or advances of dividends, including interest on capital, to maintain the flow of the stockholders' compensation.
(4)	Reserve for working capital - its purpose is to guarantee funds for operations.
(5)	Reserve for increase in capital of investees - its purpose is to guarantee the preemptive right in the capital increases of investees.
(6)	Refers to interest on capital declared after December 31 of each period.

e)	Unappropriated reserves

Refers to balance of profit remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

Note 22 – Stock option plan

a)	Purpose and guidelines of the plan

ITAÚ UNIBANCO HOLDING has a stock option plan for its executives. This program aims at involving the members of management in the medium and long-term corporate development process, by granting simple stock options or partner options, that are personal and cannot be pledged or transferred, entitling the holder to subscribe one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for the purpose of reselling.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the quantity, the beneficiaries, the type of option, the life of the option under each series, which may vary between a minimum of 5 years and a maximum of 10 years, and the vesting and lockup periods for exercising the options. The executive officers and members of the Board of Directors of ITAÚ UNIBANCO HOLDING and of its subsidiaries, as well as employees may participate in this program, based on assessment of potential and performance.

ITAÚ UNIBANCO HOLDING settles the benefits under this plan solely by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

b)	Characteristics of the Programs

I – Simple Options

Prior programs

Before the merger, both Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one and at the most three months prior to the option issue date; the price is subject to a positive or negative adjustment of up to 20.0%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA; in its absence, based on the index determined by the Committee. Options are no longer granted under this model.

Post-merger program

The eligible beneficiaries of the program are granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the granting date or alternatively subject to the positive or negative adjustments of up to 20.0% in the period. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

The ESM of April 19, 2013 approved the conversion of the Stock Option Plan of REDE by ITAÚ UNIBANCO HOLDING, with the exchange of RDCD3 shares to ITUB4 shares with no significant financial impacts.

II – Partner Plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period from three to five years and they are subject to market fluctuation. At the times they acquire own shares and/or share-based instruments, partner options are granted in accordance with the classification of executives. Vesting periods of partner options or share-based instruments are from one to seven years. Share-based instruments and partner options are converted into shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of exercise price in cash.

The acquisition price of own shares and Share-Based Instruments is established every six months and is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

Title to the shares received after the vesting period of the Partner Options should be held, without any liens or encumbrances, for periods from five to eight years, as from the acquisition date of the shares.

The weighted average of the fair value of share-based instruments on the grant date was estimated for shares purchased in the fiscal year ended March 31, 2014 - R$ 31.43 per share (R$ 34.66 per share at March 31, 2013).

The fair value of Share-Based Instruments is the market price at the grant date for the preferred shares of ITAÚ UNIBANCO HOLDING, less the cash price paid by the beneficiaries. The amount received for the purchase of Share-Based Instruments was R$ 8 at March 31, 2014 (R$ 15 at March 31, 2013).

Summary of changes in the plan

	Simple options			Partner options
	Quantity	Weighted average Exercise price	Weighted average Market value	Quantity	Weighted average Market value	Total
Balance at 12/31/2013	59,378,951	36.13		16,683,473		76,062,424
Options exercisable at the end of the period	29,758,904	33.46		-		29,758,904
Options outstanding not exercisable	29,620,047	39.88		16,683,473		46,303,520
Options:
Granted (1)	-	-		6,673,692		6,673,692
Canceled/Forfeited (2)	(24,968)	38.73		(1,472)		(26,440)
Exercised	(3,094,786)	28.84	32.19	(2,443,121)	28.42	(5,537,907)
Balance at 03/31/2014	56,259,197	37.57		20,912,572		77,171,769
Options exercisable at the end of the period	26,939,444	34.30		8,570		26,948,014
Options outstanding not exercisable	29,319,753	40.56		20,904,003		50,223,756
Range of exercise prices
Granting 2006-2009		28.19 - 47.67
Granting 2010-2012		28.90 - 45.79
Weighted average of the remaining contractual life (in years)	3.29			2.70

(1) It refers to the conversion of the REDE Plan.

(2) Refers to non-exercise due to the beneficiary’s option.

Summary of changes in the plan

	Simple options			Partner options
	Quantity	Weighted average Exercise price	Weighted average Market value	Quantity	Weighted average Market value	Total
Balance at 12/31/2012	65,161,746	34.43		15,704,171		80,865,917
Options exercisable at the end of the period	21,464,092	34.84		36,821		21,500,913
Options outstanding not exercisable	43,697,654	34.23		15,667,350		59,365,004
Options:
Granted	-	-		5,196,045		5,196,045
Canceled/Forfeited (*)	(129,616)	35.60		(229,773)		(359,389)
Exercised	(442,156)	27.44	32.63	(360,823)	31.86	(802,979)
Balance at 03/31/2013	64,589,974	34.92		20,309,620		84,899,594
Options exercisable at the end of the period	21,036,209	35.39		86,236		21,122,445
Options outstanding not exercisable	43,553,765	34.70		20,223,384		63,777,149
Range of exercise prices
Granting 2006-2009		26.65 - 44.92
Granting 2010-2012		31.63 - 43.30
Weighted average of the remaining contractual life (in years)	4.12			2.36

(*) Refers to non-exercise due to the beneficiary’s option.

Summary of changes in Share-Based Instruments (SBI)

Quantity
Balance at 12/31/2013	1,985,260
Instruments:
New SBI's	260,428
Converted into shares	(1,151,211)
Balance at 03/31/2014	1,094,477
Weighted average of the remaining contractual life (in years)	1.29

Quantity
Balance at 12/31/2012	3,076,764
Instruments:
New SBI's	485,239
Converted into shares	(995,557)
Balance at 03/31/2013	2,566,446
Weighted average of the remaining contractual life (in years)	1.03

c)	Fair value and economic assumptions for cost recognition

ITAÚ UNIBANCO HOLDING recognizes, at the grant date, the fair value of options through the Binomial method for simple options and the Black & Scholes method for partner options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed-upon at the time the option was issued Is adopted, adjusted by the IGP-M variation.

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date.

Expected dividends: is the average annual return rate for the last three years, of the dividends, plus interest on capital of the ITUB4 share.

Risk-free interest rate: the risk-free rate used is the IGP-M coupon rate at the expiration date of the option plan.

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

Granting		Vesting	Exercise	Price of the underlying		Expected	Risk-free	Expected
No.	Date	period	period until	asset	Fair value	dividends	interest rate	volatility

Partner options (*)
19th	02/27/2014	02/27/2017	-	31.43	28.43	3.35%	-	-
19th	02/27/2014	02/27/2019	-	31.43	26.60	3.35%	-	-

(*) The fair value of partner options is measured based on the fair value of ITAÚ UNIBANCO HOLDING share at the granting date.

d)	Accounting effects arising from options

The exercise of stock options, pursuant to the plan’s regulation, resulted in the sale of preferred shares held in treasury. The accounting entries related to the plan are recorded during the vesting period, at the portion of the fair value of options granted with effect on income, and during the exercise of options, at the amount received from the option exercise price, reflected in stockholders’ equity.

The effect of Income for the period from January 1 to March 31, 2014 was R$ (46) (R$ (47) from January 1 to March 31, 2013) as a contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 21d).

In the stockholders’ equity, the effect was as follows:

	03/31/2014	03/31/2013
Amount received for the sale of shares – exercised options	210	119
(-) Cost of treasury shares sold	(286)	(137)
Effect of sale (*)	(76)	(18)

(*) Recorded in Additional paid-in capital.

Note 23 - Interest and similar income and expense and net gain (loss) from investment securities and

a)	Interest and similar income

	01/01 to 03/31/2014	01/01 to 03/31/2013
Central Bank compulsory deposits	1,523	848
Interbank deposits	164	155
Securities purchased under agreements to resell	3,858	2,673
Financial assets held for trading	3,291	2,383
Available-for-sale financial assets	1,867	1,078
Held-to-maturity financial assets	304	90
Loan and lease operations	16,243	13,960
Other financial assets	220	165
Total	27,470	21,352

b)	Interest and similar expense

	01/01 to 03/31/2014	01/01 to 03/31/2013
Deposits	(2,955)	(2,233)
Securities sold under repurchase agreements	(6,239)	(3,450)
Interbank market debt	(1,443)	(1,136)
Institutional market debt	(1,683)	(1,172)
Financial expense from technical reserves for insurance and private pension plans	(1,850)	(493)
Other	(15)	(10)
Total	(14,185)	(8,494)

c)	Net gain (loss) from investment securities and derivatives

	01/01 to 03/31/2014	01/01 to 03/31/2013
Financial assets held for trading	85	(1,024)
Derivatives (*)	151	57
Financial assets designated at fair value through profit or loss	10	2
Available-for-sale financial assets	(69)	(8)
Finacial liabilities held for trading	(72)	32
Total	105	(941)

(*) Includes the ineffective derivatives portion related to hedge accounting.

During the periods ended March 31, 2014, ITAÚ UNIBANCO HOLDING has recognized impairment losses in the amount of R$ 60 on available-for-sale financial assets, during the period ended March 31, 2013 ITAÚ UNIBANCO HOLDING did not recognized impairment losses.

Note 24 - Banking service fees

	01/01 to 03/31/2014	01/01 to 03/31/2013
Current account services	1,716	1,451
Asset management fees	677	582
Collection commissions	301	279
Fees from credit card services	2,752	2,273
Fees for guarantees issued and credit lines	319	285
Brokerage commission	53	70
Other	383	317
Total	6,201	5,257

Note 25 - Other income

	01/01 to 03/31/2014	01/01 to 03/31/2013
Gains on sale of assets held for sale, fixed assets and investments in associates and joint ventures	3	20
Recovery of expenses	26	18
Reversal of provisions	122	35
Other	64	74
Total	215	147

Note 26 - General and administrative expenses

	01/01 to 03/31/2014	01/01 to 03/31/2013
Personnel expenses	(3,917)	(3,770)
Compensation	(1,644)	(1,532)
Payroll taxes	(557)	(528)
Welfare benefits	(505)	(459)
Retirement plans and post-employment benefits (Note 29)	3	(15)
Defined benefit	(9)	(20)
Defined contribution	12	5
Stock option plan (Note 22d)	(46)	(47)
Training	(35)	(38)
Employee profit sharing	(731)	(639)
Dismissals	(86)	(98)
Provision for labor claims (Note 32)	(316)	(414)
Administrative expenses	(3,339)	(2,994)
Data processing and telecommunications	(916)	(867)
Third-party services	(933)	(758)
Installations	(214)	(212)
Advertising, promotions and publications	(193)	(200)
Rent	(282)	(253)
Transportation	(106)	(113)
Materials	(86)	(74)
Financial services	(144)	(118)
Security	(153)	(131)
Utilities	(74)	(73)
Travel	(42)	(41)
Other	(196)	(154)
Depreciation	(408)	(360)
Amortization	(207)	(202)
Insurance acquisition expenses	(336)	(280)
Other expenses	(1,880)	(1,558)
Expenses related to credit cards	(504)	(537)
Reimbursement related to acquisitions	(27)	(8)
Losses with third-party frauds	(135)	(148)
Loss on sale of assets held for sale, fixed assets and investments in associates and joint ventures	(19)	(15)
Provision for civil lawsuits (Note 32)	(496)	(441)
Provision for tax and social security lawsuits	(291)	(187)
Refund of interbank costs	(50)	(52)
Other	(358)	(170)
Total	(10,087)	(9,164)

Note 27 – Income tax and social contribution

ITAÚ UNIBANCO HOLDING and each of its subsidiaries file separate, for each fiscal year, corporate income tax returns and social contribution on net income.

a)	Composition of income tax and social contribution expenses

I - Demonstration of Income tax and social contribution expense:

	01/01 to 03/31/2014	01/01 to 03/31/2013
Income before income tax and social contribution	7,194	4,810
Charges (income tax and social contribution) at the rates in effect (Note 2.4 n)	(2,878)	(1,924)
Increase / decrease to income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures net	29	20
Foreign exchange variation on assets and liabilities abroad	(413)	(15)
Interest on capital	428	418
Corporate reorganizations (Note 3b)	157	157
Dividends, interest on external debt bonds and tax incentives	41	36
Other nondeductible expenses net of non taxable income	43	(12)
Total income tax and social contribution	(2,593)	(1,320)

b)	Deferred taxes

I -The deferred tax asset balance and respective changes are as follows:

	12/31/2013	Realization / reversal	Increase	03/31/2014
Reflected in income	35,043	(4,778)	4,414	34,679
Allowance for loan and lease losses	17,896	(974)	1,470	18,392
Related to income tax and social contribution tax carryforwards	6,137	(275)	401	6,263
Provision for contingent liabilities	3,973	(518)	1,713	5,168
Civil lawsuits	1,706	(66)	113	1,753
Labor claims	1,400	(113)	132	1,419
Tax and social security	849	(339)	1,468	1,978
Other	18	-	-	18
Goodwill on purchase of investments	1,515	(249)	-	1,266
Legal liabilities – tax and social security	1,479	(1,228)	183	434
Adjustments of operations carried out in futures settlement market	653	-	-	653
Adjustment to market value of financial assets held for trading and derivatives	439	(439)	8	8
Provision related to health insurance operations	262	-	3	265
Other	2,689	(1,095)	636	2,230

Reflected in stockholders’ equity	4,502	(692)	57	3,867
Corporate reorganizations (Note 3b)	3,153	(160)	-	2,993
Adjustment to market value of available-for-sale securities	813	(122)	-	691
Cash flow hedge and hedge of net investment in foreign operation	427	(410)	-	17
Other	109	-	57	166

Total (*)	39,545	(5,470)	4,471	38,546

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,613 (R$ 31,886 at December 31, 2013) and R$ 288 ( R$ 328 at December 31, 2013).

	12/31/2012	Realization / reversal	Increase	12/31/2013
Reflected in income	31,060	(11,076)	13,997	35,043
Related to income tax and social contribution tax carryforwards	3,955	(1,336)	3,459	6,137
Allowance for loan and lease losses	16,275	(4,438)	5,580	17,896
Adjustment to market value of financial assets held for trading and derivatives	229	(229)	439	439
Goodwill on purchase of investments	2,761	(1,657)	380	1,515
Legal liabilities – tax and social security	1,645	(665)	284	1,479
Provision for contingent liabilities	3,487	(1,421)	1,740	3,973
Civil lawsuits	1,422	(516)	757	1,706
Labor claims	1,224	(565)	661	1,400
Tax and social security	822	(339)	322	849
Other	19	(1)	-	18
Adjustments of operations carried out in futures settlement market	8	(13)	658	653
Provision related to health insurance operations	254	-	8	262
Other	2,446	(1,317)	1,449	2,689

Reflected in stockholders’ equity	3,943	(638)	1,196	4,502
Corporate reorganizations (Note 3b)	3,791	(638)	-	3,153
Adjustment to market value of available-for-sale securities	26	-	788	814
Cash flow hedge and hedge of net investment in foreign operation	126	-	300	426
Other	-	-	108	109

Total (*)	35,003	(11,714)	15,193	39,545

(*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,886 and R$ 328.

II- The provision for deferred tax liability balance and respective changes are as follows:

	12/31/2013	Realization / reversal	Increase	3/31/2014
Reflected in income	7,527	(3,347)	2,528	6,708
Depreciation in excess – finance lease	4,165	(2,527)	2,169	3,807
Restatement of escrow deposits and contingent liabilities	981	(21)	78	1,038
Pension plans	355	-	2	357
Adjustments of operations carried out in futures settlement market	392	(18)	-	374
Adjustment to market value of financial assets held for trading and derivatives	157	(157)	171	171
Taxation of results abroad – capital gains	267	-	99	366
Other	1,210	(624)	9	595
Reflected in stockholders’ equity accounts	460	-	54	514
Adjustment to market value of available-for-sale securities	64	-	-	64
Cash flow hedge and hedge of net investment in foreign operation	84	-	38	122
Provision for pension plan benefits (1)	312	-	16	328
Total (2)	7,987	(3,347)	2,582	7,222

(1) On March 31, 2013 was reclassified to stockholders' equity, pursuant to IAS 19 (R1).

(2) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,613 (R$ 31,886 at December 31, 2013) and R$ 288 (R$ 328 at December 31, 2013).

	12/31/2012	Realization / reversal	Increase	12/31/2013
Reflected in income	7,812	(2,959)	2,674	7,527
Depreciation in excess – finance lease	5,453	(2,527)	1,239	4,165
Restatement of escrow deposits and contingent liabilities	911	(130)	200	981
Pension plans	355	-	-	355
Adjustments of operations carried out in futures settlement market	117	-	275	392
Adjustment to market value of financial assets held for trading and derivatives	234	(234)	157	157
Taxation of results abroad – capital gains	167	-	100	267
Other	575	(68)	703	1,210
Reflected in stockholders’ equity accounts	1,848	(1,473)	85	460
Adjustment to market value of available-for-sale securities	1,288	(1,224)	-	64
Cash flow hedge and hedge of net investment in foreign operation	-	-	84	84
Provision for pension plan benefits	560	(249)	-	311
Other	-	-	1	1
Total (*)	9,660	(4,432)	2,759	7,987

(*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and total R$ 31,886 and R$ 328.

III -	The estimate of realization and present value of deferred tax assets and from the Provision for Deferred Income Tax and Social Contribution existing at March 31, 2014, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets
	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%	Deferred tax liabilities	%	Net deferred taxes	%
2014	10,537	32%	571	9%	11,108	29%	(2,510)	35%	8,598	27%
2015	6,319	20%	2,408	39%	8,727	23%	(1,921)	26%	6,806	22%
2016	4,958	15%	1,993	32%	6,951	18%	(1,072)	15%	5,879	19%
2017	2,328	7%	1,267	20%	3,595	9%	(351)	5%	3,244	10%
2018	3,440	11%	12	0%	3,452	9%	(294)	4%	3,158	10%
After 2018	4,701	15%	12	0%	4,713	12%	(1,074)	15%	3,639	12%
Total	32,283	100%	6,263	100%	38,546	100%	(7,222)	100%	31,324	100%
Present value (*)	28,441		5,672		34,113		(6,462)		27,651

 (*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income, due to differences between accounting criteria and tax legislation, besides corporate aspects. Accordingly, it is recommended that the trend of the realization of deferred tax assets arising from temporary differences, and tax loss carryforwards should not be used as an indication of future net income.

At 03/31/2014 and 12/31/2013 there are no deferred tax assets and liabilities which have not been recognized.

Note 28 – Earnings per share

Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the stockholder of ITAÚ UNIBANCO HOLDING by the average number of shares for the period, and by excluding the number of shares purchased and held as treasury shares by the company. Diluted earnings per share are computed on a similar way, but with the adjustment made in the denominator when assuming the conversion of all shares that may be diluted.

Net income attributable to owners of the parent company – basic earnings per share	01/01 to 03/31/2014	01/01 to 03/31/2013
Net income	4,551	3,482
Minimum non-cumulative dividend on preferred shares in accordance with our bylaws	(54)	(54)
Subtotal	4,497	3,428
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(55)	(55)
Subtotal	4,442	3,373

Retained earnings to be distributed to common and preferred equity owners on a pro-rata basis
To common equity owners	2,253	1,708
To preferred equity owners	2,189	1,665

Total net income available to common equity owners	2,308	1,763
Total net income available to preferred equity owners	2,243	1,719

Weighted average number of shares outstanding (Note 21a)
Common shares	2,518,212,730	2,518,212,730
Preferred shares	2,447,063,887	2,455,378,506

Earnings per share - basic – R$
Common shares	0.92	0.70
Preferred shares	0.92	0.70

Net income attributable to owners of the parent company – diluted earnings per share	01/01 to 03/31/2014	07/01 to 12/31/2013
Total net income available to preferred equity owners	2,243	1,719
Dividend on preferred shares after dilution effects	6	6
Net income available to preferred equity owners considering preferred shares after the dilution effect	2,249	1,725

Total net income available to ordinary equity owners	2,308	1,763
Dividend on preferred shares after dilution effects	(6)	(6)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	2,302	1,757

Adjusted weighted average of shares (Note 21a)
Common shares	2,518,212,730	2,518,212,730
Preferred shares	2,461,022,629	2,472,019,014
Preferred shares	2,447,063,887	2,455,378,506
Incremental shares from stock options granted under our Stock Option Plan	13,958,742	16,640,508

Earnings per share - diluted – R$
Common shares	0.91	0.70
Preferred shares	0.91	0.70

Potential anti-dilution effects of shares under our stock option plan, which were excluded from the calculation of diluted earnings per share, totaled 15,890,523 preferred shares at 03/31/2014 and 13,119,547 preferred shares at 03/31/2013.

Note 29 – Post-employment benefits

As prescribed in IAS 19 (R1), we present the policies of ITAÚ UNIBANCO HOLDING and its subsidiaries regarding employee benefits, as well as the accounting procedures adopted.

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit plans, including variable contribution plans, whose basic purpose of which is to provide benefits that, in general, represent a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance of individual accounts at the eligibility date, according to the plan’s regulation, which does not require actuarial calculation, except as described in Note 29d.

Employees hired up to July 31, 2002, whom came from Itaú, and up to February 27, 2009, whom came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the new employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A..

a)	Description of the plans

Retirement plans are managed by closed-end private pension entities (EFPC), with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Múltipla - Multiempresas de Previdência Complementar	REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Supplementary Plan (3)
UBB-PREV - Previdência Complementar	UBB PREV Defined Benefit Plan (1)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan.

b)	Governance

The closed-end private pension entities (EFPC) and the benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s by laws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulation, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING.

c)	Defined benefit plans

I - Main assumptions used in actuarial valuation of retirement plans

	03/31/2014	03/31/2014
Discount rate (1)	9.72% a.a.	8.16% a.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Exp.Itaú 2008/2010	Exp.Itaú 2008/2010
Future salary growth	7.12% a.a.	7.12% a.a.
Growth of the pension fund and social security benefits	4.00% a.a.	4.00% a.a.
Inflation	4.00% a.a.	4.00% a.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on a study that adopts the methodology of updating the interest rate of long-term securities issued by Brazilian Treasury, indexed to inflation rates, and on the analysis of changes in the interest curves up to the actuarial valuation base date. The Discount Rate assumption was changed in 2013 so as to be consistent with the economic scenario at the balance sheet date, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival compared to the respective basic tables.

The life expectancy in years per the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of active participants linked to ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4 % p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit method, the mathematical reserve is calculated as the current projected benefit amount multiplied by the ratio between the length of service at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Actuarial assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company, for biometric/demographic assumptions.

II- Risk Exposure

Through its defined benefit plans, ITAÚ UNIBANCO HOLDING is exposed to a number of risks, the most significant ones are:

- Volatility of Assets

The actuarial liability is calculated by adopting a discount rate defined on the income from securities issued by the Brazilian treasury (government securities). If the actual income from plan assets is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and the short and medium-term risk.

- Changes in Investment Income

A decrease in income from public securities will imply a decrease in discount rate and, therefore, will increase the actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation Risk

Most of the employee benefit plans are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated by the inflation rate.

- Life Expectancy

Most of the plan obligations are to provide life benefits and therefore a increase in life expectancy will result in increased plan liabilities.

III - Management of defined benefit plan assets

The general purpose of managing EFPCs funds is to search for a long-term balance between assets and obligations with payment of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

The allocation of plan assets and the allocation target by type of asset are as follows:

	Fair Value		% Allocation
Types	03/31/2014	12/31/2013	03/31/2014	12/31/2013	2014 Target
Fixed income securities	11,497	11,251	91.17%	89.92%	53% a 100%
Variable income securities	598	709	4.74%	5.67%	0% a 20%
Structured investments	17	18	0.13%	0.14%	0% a 10%
Foreign Investments	-	-	0.00%	0.00%	0% a 5%
Real estate	472	508	3.74%	4.06%	0% a 7%
Loans to participants	27	26	0.21%	0.21%	0% a 5%
Total	12,611	12,512	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 519 (R$ 596 at 12/31/2013), and real estate rented to Group companies, with a fair value of R$ 469 (R$ 474 at 12/31/2013).

Fair Value

The fair value of the plan assets is adjusted up to the report date, as follows

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, being so understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value upon reappraisals made in 2012, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target

The fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	03/31/2014	12/31/2013
1 - Net assets of the plans	12,611	12,512
2- Actuarial liabilities	(11,677)	(11,577)
3- Surplus (1-2)	934	935
4- Asset ceiling (*)	(1,297)	(1,293)
5- Net amount recognized in the balance sheet (3-4)	(363)	(358)
Amount recognized in assets (Note 20a)	243	222
Amount recognized in liabilities (Note 20b)	(606)	(580)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19.

V- Change in the net amount recognized in the balance sheet:

	03/31/2014
	Plan net assets	Defined benefit obligation	Surplus	Asset ceiling	Recognized amount
Value beginning of the period	12,512	(11,577)	935	(1,293)	(358)
Cost of current service	-	(18)	(18)	-	(18)
Net interest (1)	295	(271)	24	(31)	(7)
Benefits paid	(189)	189	-	-	-
Contributions of sponsors	17	-	17	-	17
Contributions of participants	3	-	3	-	3
Effects on asset ceiling	-	-	-	5	5
Remeasurements (2) (3)	(27)	-	(27)	22	(5)
Value end of the period	12,611	(11,677)	934	(1,297)	(363)

	12/31/2013
	Plan net assets	Defined benefit obligation	Surplus	Asset ceiling	Recognized amount
Value beginning of the period	15,072	(12,906)	2,166	(2,137)	29
Cost of current service	-	(103)	(103)	-	(103)
Net interest (1)	1,202	(1,025)	177	(175)	2
Benefits paid	(739)	739	-	-	-
Contributions of sponsors	68	-	68	-	68
Contributions of participants	16	-	16	-	16
Effects on asset ceiling	-	-	-	1,036	1,036
Remeasurements (2) (3)	(3,107)	1,718	(1,389)	(17)	(1,406)
Value end of the period	12,512	(11,577)	935	(1,293)	(358)

 (1) Corresponds to the amount calculated on 01/01/2014 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a.. (At 01/01/2013 used by the discount rate of 8.16% p.a.)

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 268 (R$ (1,905) at 12/31/2013).

VI- Total amounts recognized in Income for the Period and Stockholders’ Equity – Other Comprehensive Income (OCI)

	Income		Stockholders’ equity (OCI)
	01/01 to 03/31/2014	01/01 to 03/31/2013	03/31/2014	12/31/2013
Value beginning of the period	-	-	(354)	-
Cost of current service	(18)	(25)	-	-
Net interest	(7)	1	-	-
Effects on asset ceiling	-	-	5	1,036
Remeasurements	-	-	(2)	(1,390)
Total amounts recognized	(25)	(24)	(351)	(354)

During the period, the contributions made totaled R$ 17 (R$ 7 from 01/01 to 03/31/2013). The contribution rate increases based on the beneficiary’s salary.

In 2014, contribution to the retirement plans sponsored by ITAÚ UNIBANCO HOLDING is expected to amount to R$ 57.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2014	763
2015	795
2016	818
2017	842
2018	866
2019 to 2023	4,727

VII- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Other Comprehensive Income of the sponsor (before taxes) would amount to:

	Effect on actuarial liability		Effect which would be recognized in Stockholders’ Equity (*)
Change in Assumption	Value	Percentage of actuarial liabilities	Value
- Decrease by 0.5%	672	5.82%	(392)
- Increase by 0.5%	(609)	(5.57)%	316

(*) Net of effects of asset ceiling

d)	Defined contribution plans

The defined contribution plans have assets relating to sponsors’ contributions not yet included in the participant’s account balance due to loss of eligibility to a plan benefit, as well as resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the Balance sheet:

	03/31/2014			12/31/2013
	Pension plan fund	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount
Amount - beginning of the period	2,361	(275)	2,086	2,646	(318)	2,328
Net interest	56	(7)	49	206	(26)	180
Contribution	(37)	-	(37)	(136)	-	(136)
Effects on asset ceiling	-	4	4	-	43	43
Remeasurements	26	1	27	(355)	26	(329)
Amount - end of the period (Note 20a)	2,406	(277)	2,129	2,361	(275)	2,086

II - Total amounts recognized in income for the period and Stockholders’ equity – Other Comprehensive Income (OCI):

	Income		Stockholders’ equity (OCI)
	01/01 to 03/31/2014	01/01 to 03/31/2013	03/31/2014	12/31/2013
Amount - beginning of the period	-	-	(286)	-
Contribution	(37)	(40)	-	-
Net interest	49	45	-	-
Remeasurements	-	-	27	(329)
Effects on asset ceiling	-	-	4	43
Total amount recognized	12	5	(255)	(286)

During the period, the contributions to the defined contribution plans, including PGBL, totaled R$ 52 (R$ 54 from 01/01 at 03/31/2013), of which R$ 37 (R$ 40 from 01/01 at 03/31/2013) were pension funds.

e )	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I- Change in the net amount recognized in the balance sheet:

	03/31/2014	12/31/2013
At the beginning of the period	(146)	(148)
Interest cost	(3)	(12)
Credicard	(4)	-
Benefits paid	2	7
Remeasurements	-	7
At the end of the period (Note 20b)	(151)	(146)

II- Total amounts recognized in Income for the Period and Stockholders’ equity – Other Comprehensive Income (OCI):

	Income		Stockholders’ equity (OCI)
	01/01 to 03/31/2014	01/01 to 03/31/2013	03/31/2014	12/31/2013
At the beginning of the period	-	-	7	-
Net interest	(3)	(3)	-	-
Credicard	-	-	(1)	-
Benefits paid	2	1	-	-
Remeasurements	-	-	-	7
Total recognized amounts	(1)	(2)	6	7

The estimate for payment of benefits for the next 10 years is as follows:

Period	Payment estimate
2014	7
2015	8
2016	9
2017	9
2018	10
2019 to 2023	59

III-	Assumptions and sensitivity at 1.0%

For calculation of projected benefits obligations in addition to the assumptions used for the defined benefit plans (Note 29c I), an 9.72% p.a. increase in medical costs assumption is assumed.

Assumptions about medical care cost trends have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the following effects:

	Recognition	1,0% increase	1,0% decrease
Service cost and interest cost	Income	2	(2)
Present value of obligation	Other comprehensive income	19	(16)

Note 30 – Insurance contracts

a)	Insurance contracts

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market Insurance and private pension. Products are offered through insurance brokers (third parties operating in the market and its own brokers), Itaú Unibanco branches and electronic channels, according to their characteristics and regulatory requirements.

In all segments, a new product is created when new demands and opportunities arise in the market or from a specific negotiation.

The products developed are submitted to a committee, coordinated and controlled by the Governance of Products, in which all flows comprising the operational, commercial, legal, accounting, financial, internal control and technology aspects are analyzed, discussed and approved by the various areas involved.

The governance process of product evaluation is regulated by the Corporate Policy on Product and Operations Evaluation, and requires the integration of activities between product and evaluation areas, forming an organized group of activities that aims to add value to customers and to promote competitive differentials.

Internal rules provide for and support product evaluation and approval flows, attribution of responsibilities, provisions for carrying out processes, and also maximum and minimum balance limits, contribution, minimum premium and other, which aim at preserving the consistency of the process and product results.

There are also policies on underwriting risks in each segment, such as technical actuarial limits per insurance line and coverage, which are controlled systemically or operationally.

This product creation process involves the following steps:

•	Development of the product by managers in order to meet a market demand.
•	Submission of the detailed product characteristics to Governance.
•	Parameterization of new products in IT systems with the concomitant evaluation of the need for developing new implementation.
•	Launch of the product after authorization from the Product Governance Committee.

For private pension products, registration with the Brazilian Securities and Exchange Commission (CVM) and approval of actuarial technical notes and rules from SUSEP for sales is also required. It is also possible to custom minimum amounts, fund management and entry fees, actuarial table and interest upon negotiation with evaluation of an internal pricing model agreed in a specific contract.

There are policies on appropriate balances and minimum contributions to each negotiation. Risk benefits, considered ancillary coverage, follow their own and specific conditions, such as coverage limits, target audience and proof of good health, among others, according to each agreement. In addition, increased risks may exceed the loss coverage through reinsurance.

Each product has rules according to the channel and segment to which it will be sold. Pricing policies are determined according to internal models, in compliance with the corporate standard pricing model developed by the Risk and Financial Controls Area, in the context of the Governance of product evaluation.

The cost management of insurance and private pension products includes the groups of administrative, operating and selling expenses, where administrative expenses based on the recognition by cost centers, are allocated to products and sales channels according to the definition of the respective activities, following the corporate managerial model of the ITAÚ UNIBANCO HOLDING. Operating and selling expenses are based on the line for product identification and policy segmentation in order to define the sales channel.

b)	Main products

I.	Insurance

ITAÚ UNIBANCO HOLDING, through its insurance companies, supplies the market with insurance products with the purpose of assuming risks and restoring the economic balance of the assets of the policyholder if damaged.

In this segment, clients are mainly divided into the Individual (Retail, UniClass, Personnalité and Private) and Corporate (Companies, Corporate and Condominium) markets.

The contract entered into between the parties aims at guaranteeing the protection of the client's assets. Upon payment of a premium, the policyholder is protected through previously-agreed replacement or indemnification clauses for damages. ITAÚ UNIBANCO HOLDING insurance companies then recognize technical reserves administered by themselves, through specialized areas within the conglomerate, with the objective of indemnifying the policyholder's loss in the event of claims of insured risks.

The insurance risks sold by insurance companies of ITAÚ UNIBANCO HOLDING are divided into property and casualty, and life insurance.

•	Property and casualty insurance: covers losses, damages or liabilities for assets or persons, excluding from this classification life insurance lines.

•	Life insurance: includes coverage for death and personal accidents.

	Loss ratio		Sales ratio
	%		%
Main insurance lines	01/01 to 03/31/2014	01/01 to 03/31/2013	01/01 to 03/31/2014	01/01 to 03/31/2013
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	88.4	87.4	1.4	1.4
Petroleum risks	77.9	-	12.5	31.6
Group life	49.4	46.6	11.3	6.9
Commercial multiple peril	45.2	61.0	17.0	16.3
Specified and all risks	23.1	34.5	2.6	4.3
Extended warranty - assets	17.4	18.1	63.4	63.0
Individual accident	15.2	25.0	9.6	21.9
Credit life	13.1	17.0	22.0	22.5
Housing insurance policies on the market - Credit life	13.0	10.1	(2.1)	(1.7)
Serious or terminal diseases	9.2	8.6	10.8	1.3
Group accident insurance	5.9	7.9	37.2	34.3
Others Risks	3.9	3.8	54.0	54.2

II.	Private pension

Developed as a solution to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long-term investments, private pension products are divided into three major groups:

•	PGBL - Plan Generator of Benefits: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for clients that file the full version of income tax return (rather than the simplified version), because they can deduct contributions paid for tax purposes up to 12% of the annual taxable gross income.

•	VGBL - Redeemable Life Insurance: This is an insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.

•	FGB - Fund Generator of Benefits: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Once recognized the distribution of earnings at a certain percentage, as established by the FGB policy, it is not at management's discretion, but instead represents an obligation to ITAÚ UNIBANCO HOLDING. Although there are plans still in existence, they are no longer sold.

III – Income from insurance and private pension

The revenue from the main insurance and private pension products is as follows:

	Premiums and contributions direct		Reinsurance		Retained premiums and contributions
	01/01 to 03/31/2014	01/01 to 03/31/2013	01/01 to 03/31/2014	01/01 to 03/31/2013	01/01 to 03/31/2014	01/01 to 03/31/2013
VGBL	2,749	4,644	-	-	2,749	4,644
Warranty extension - assets	380	331	-	-	380	331
PGBL	335	312	-	-	335	312
Group life	332	349	(6)	(8)	326	341
Credit life	190	152	-	(4)	190	148
Group accident insurance	181	163	(1)	(1)	180	162
Specified and all risks	152	110	(126)	(79)	26	31
Petroleum risks	80	80	(70)	(69)	10	11
Mandatory insurance for personal injury caused by motor vehicles (DPVAT)	48	172	-	-	48	172
Housing insurance policies on the market - Credit life	44	34	(6)	(4)	38	30
Multiple risks	43	40	(3)	(2)	40	38
Pension, annuity and disability	43	31	(1)	(1)	42	30
Individual accident	42	32	(1)	(1)	41	31
Serious or terminal diseases	34	28	-	-	34	28
Traditional	33	41	-	-	33	41
Other lines	355	358	(98)	(106)	257	252
Total	5,041	6,877	(312)	(275)	4,729	6,602

c)	Technical reserves for insurance and private pension

The technical provisions of insurance, pension plan and capitalization are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

I.	Insurance and private pension:

•	Provision for unearned premiums – it is recognized for the coverage of amounts payable related to claims and expenses to be incurred, throughout the terms to be elapsed, in connection with the risks assumed at the calculation base date. The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims – it is recognized for the coverage of expected unsettled amounts related to single payments and income overdue, of claims reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations, and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to the final settlement.

•	Provision for claims incurred and not reported - IBNR – it is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - it is recognized until the event triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, and it is calculated in accordance with methodologies approved in the technical actuarial note of the plan or product.

•	Mathematical provisions for granted benefits - it is recognized after the event triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, and it is calculated in accordance with methodologies approved in the technical actuarial note of the plan or product.

•	Reserve for financial surplus – it is recognized to ensure the amounts intended for distribution of financial surplus, in accordance with regulation in force, in the event it is stated in the agreement.

•	Other technical provisions – it is recognized when insufficiency of premiums or contributions are identified related to payments of claims and benefits.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - It is recognized for the coverage of expected amounts related to expenses with claims and benefits.

II.	Change in reserves for insurance and private pension

The details about the changes in balances of reserves for insurance and private pension operations are as follows:

II.I - Change in technical provisions

	03/31/2014				12/31/2013
	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total	Property, individuals and life insurance	Private pension	Life with survivor benefits	Total
Opening balance	10,275	25,252	63,496	99,023	9,120	23,729	57,469	90,318
(+) Additions arising from premiums / contribution	1,863	407	2,729	4,999	7,810	1,849	13,585	23,244
(-) Deferral of risk	(1,850)	(42)	-	(1,892)	(7,226)	(147)	-	(7,373)
(-) Payment of claims / benefits	(608)	(35)	(3)	(646)	(2,341)	(141)	(13)	(2,495)
(+) Reported claims	549	-	-	549	2,523	-	-	2,523
(-) Redemptions	-	(333)	(2,080)	(2,413)	(2)	(1,129)	(9,479)	(10,610)
(+/-) Net portability	-	28	107	135	-	(20)	(152)	(172)
(+) Adjustment of reserves and financial surplus	1	512	1,251	1,764	3	1,103	2,103	3,209
(+) Corporate Reorganization	106	-	-	106	-	-	-	-
(+/-) Other (recognition/reversal)	(136)	24	16	(96)	388	8	(17)	379
Reserves for insurance and private pension	10,200	25,813	65,516	101,529	10,275	25,252	63,496	99,023

II.II - Technical provisions balances

	Insurance		Private pension		Total
	03/31/2014	12/31/2013	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Unearned premiums	5,348	5,274	10	10	5,358	5,284
Mathematical reserve for benefits to be granted and benefits granted	19	19	89,782	87,239	89,801	87,258
Redemptions and Other Unsettled Amounts	19	20	163	139	182	159
Financial surplus	1	1	491	490	492	491
Unsettled claims (1)	3,475	3,631	15	19	3,490	3,650
IBNR	794	799	12	12	806	811
Administrative and Related Expenses	193	188	47	46	240	234
Other	351	343	809	793	1,160	1,136
Total (2)	10,200	10,275	91,329	88,748	101,529	99,023

(1) The provision for unsettled claims and IBNR is detailed in Note 30e.

(2) This table covers the amendments established by Susep Circular No. 462, of 03/01/2013, also for comparison purposes.

d)	Deferred selling expenses

Deferred acquisition costs of insurance are direct and indirect costs incurred to sell, underwrite and originate a new insurance contract.

Direct costs are basically commissions paid for brokerage services, agency and prospecting efforts and are deferred for amortization in proportion to the recognition of revenue from earned premiums, that is, over the coverage period, for the term of effectiveness of contracts, according to the calculation rules in force.

Balances are recorded under gross reinsurance assets and changes are shown in the table below:

Balance at 01/01/2014	2,205
Increase	63
Amortization	(41)
Impairment	31
Balance at 03/31/2014	2,258
Balance to be amortized in up to 12 months	1,451
Balance to be amortized after 12 months	807

Balance at 01/01/2013	2,231
Increase	15
Amortization	(37)
Impairment	(4)
Balance at 12/31/2013	2,205
Balance to be amortized in up to 12 months	983
Balance to be amortized after 12 months	1,222

The amounts of deferred selling expenses from reinsurance are stated in Note 30I.

e)	Table of loss development

Changes in the amount of obligations of the ITAÚ UNIBANCO HOLDING may occur at the end of each annual reporting period. The table below shows the development by the claims incurred method. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet.

The values shown in the tables below express the position as at 12/31/2013, since the actuarial calculations are made semiannually:

I – Gross of reinsurance

Reserve for unsettled claims and for claims incurred but not reported (*)	3,631
(-) DPVAT operations	168
(-) IBNER ((claims incurred but not sufficiently reported)	254
(-) Retrocession and other estimates	31
Liability claims presented in the development table (Ia + Ib)	3,178

(*) Provision for unsettled claims stated in Note 30c III of 12/31/2013.

Ia - Administratives claims - gross of reinsurance

Occurrence date	12/31/2009	12/31/2010	12/31/2011	12/31/2012	12/31/2013	Total
At the end of reporting period	1,383	1,853	1,502	2,298	2,611	-
After 1 year	1,378	2,025	1,648	2,220	-	-
After 2 years	1,374	2,006	1,564	-	-	-
After 3 years	1,352	2,091	-	-	-	-
After 4 years	1,350	-	-	-	-	-
Current estimate	1,350	2,091	1,564	2,220	2,611	-
Accumulated payments through base date	1,312	1,927	1,411	1,454	1,259	7,363
Liabilities recognized in the balance sheet	38	164	153	766	1,352	2,474
Liabilities in relation to years prior to 2009						188
Total administratives claims included in balance sheet						2,662

Ib - Judicial claims - gross of reinsurance

Occurrence date	12/31/2009	12/31/2010	12/31/2011	12/31/2012	12/31/2013	Total
At the end of reporting period	61	28	31	55	29	-
After 1 year	74	43	64	64	-	-
After 2 years	78	59	74	-	-	-
After 3 years	111	68	-	-	-	-
After 4 years	121	-	-	-	-	-
Current estimate	121	68	74	64	29	-
Accumulated payments through base date	63	34	36	39	18	190
Liabilities recognized in the balance sheet	58	34	38	25	11	165
Liabilities in relation to years prior to 2009						351
Total judicial claims included in balance sheet						516

II - Net of reinsurance

Reserve for unsettled claims and for claims incurred but not reported (1)	3,631
(-) DPVAT operations	168
(-) IBNER	254
(-) Reinsurance (2)	2,369
(-) Retrocession and other estimates	31
Liability claims presented in the development table (IIa + IIb)	809

(1) Provision refers to provision for unsettled claims stated in Note 30c III of 12/31/2013.

(2) Reinsurance operations stated in Note 30l III of 12/31/2013.

IIa - Administratives claims - net of reinsurance

Occurrence date	12/31/2009	12/31/2010	12/31/2011	12/31/2012	12/31/2013	Total
At the end of reporting period	1,095	1,156	1,146	1,333	1,494	-
After 1 year	1,087	1,118	1,172	1,330	-	-
After 2 years	1,084	1,127	1,170	-	-	-
After 3 years	1,077	1,123	-	-	-	-
After 4 years	1,076	-	-	-	-	-
Current estimate	1,076	1,123	1,170	1,330	1,494	-
Accumulated payments through base date	1,063	1,107	1,138	1,253	1,147	5,708
Liabilities recognized in the balance sheet	13	16	32	77	347	486
Liabilities in relation to years prior to 2009	-	-	-	-	-	22
Total administratives claims included in balance sheet						508

IIb - Judicial claims - net of reinsurance

Occurrence date	12/31/2009	12/31/2010	12/31/2011	12/31/2012	12/31/2013	Total
At the end of reporting period	56	27	31	53	29	-
After 1 year	68	41	59	61	-	-
After 2 years	73	56	69	-	-	-
After 3 years	83	63	-	-	-	-
After 4 years	91	-	-	-	-	-
Current estimate	91	63	69	61	29	-
Accumulated payments through base date	62	34	37	40	18	192
Liabilities recognized in the balance sheet	29	29	32	21	11	122
Liabilities in relation to years prior to 2009	-	-	-	-	-	179
Total judicial claims included in balance sheet						301

Variations observed in the estimates of losses occurred in 2010 result mainly from atypical events, with gross amounts frequently higher than the average previously observed. However, as the percentages for reinsurance are high, the net analysis is not affected by this factor. In addition, in view of the high volatility inherent in the analysis of reinsurance gross data, particularly in all risks operations, the analysis of amounts net of reinsurance is recommended.

The breakdown of the table development of claims between administrative and legal evidences the reallocation of claims up to a certain base date and that become legal ones afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

Additionally, it is important to emphasize that ITAU UNIBANCO HOLDING recognizes a provision for claims incurred by not enough reported (IBNER) with the purpose of covering the expected adjustment amount for claims (not on an individual basis) at the moment of recognizing the Provision for Unsettled Claims, particularly in lawsuits, in which the development of claims is very slow.

f)	Liability adequacy test

As established in IFRS 4 – “Insurance contracts”, an insurance company must carry out the Liability Adequacy Test, comparing the amount recognized for its technical reserves with the current estimate of projected cash flow. The estimate should consider all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability adequacy test did not show any deficiency in this period.

The assumptions used in the test were as follows:

a)	The risk grouping criteria are Insurance plans consider groups subject to similar risks jointly managed as a single portfolio.

b)	The relevant structure of risk-free interest rate was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined pursuant to an internal policy of ITAÚ UNIBANCO HOLDING, considering the addition of spread, which took into account the impact of the market result of held-to-maturity securities of the guarantee assets portfolio.

c)	The methodology for testing all products is based on the projection of cash flows. Specifically for insurance products, cash flows were projected using the method known as chain-ladder triangle of quarterly frequency. Cash flows for the deferral and the assignment phases are tested on a separate basis for social security products.

d)	Cancellations, partial redemptions, future contributions, conversions into annuity income and administrative expenses are periodically reviewed pursuant to the best practices and analysis of the experience in the subsidiaries. Accordingly, they represent the current best estimates for projections.

e)	Mortality: biometric tables broken down by gender, adjusted according to life expectancy development (improvement).

g)	Insurance risk – effect of changes on actuarial assumptions

Property insurance is a short-lived insurance, and the main actuarial assumptions involved in the management and pricing of the associated risks are claims frequency and severity. Volatility above the expected number of claims and amount of claim indemnities may result in unexpected losses.

Life insurance and pension plans are, in general, medium or long-lived products and the main risks involved in the business may be classified as biometric risk, financial risk and behavioral risk.

Biometric risk relates to: i) more than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); ii) more than expected decrease in mortality rates for products with survivorship coverage (mostly life insurance).

Products offering financial guarantee predetermined under contract involve financial risk inherent in the underwriting risk, with such risk being considered insurance risk.

Behavioral risk relates to a more than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

The estimated actuarial assumptions are based on the historical evaluation of ITAÚ UNIBANCO HOLDING benchmarks and the experience of the actuaries.

The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. Results were as follows:

	Impact in Results and Stockholders’ Equity (1)			Impact in Results and Stockholders’ Equity (1)
	31/03/2014 (2)			12/31/2013
	Supplementary	Insurance		Supplementary	Insurance
Sensitivity analysis	Retirement Plans and Life with Living Benefits	Gross of reinsurance	Net of reinsurance	Retirement Plans and Life with Living Benefits	Gross of reinsurance	Net of reinsurance

5% increase in mortality rates	2	(5)	(5)	2	(5)	(5)
5% decrease in mortality rates	(2)	5	5	(2)	5	5

0.1% increase in risk-free interest rates	27	10	7	27	10	7
0.1% decrease in risk-free interest rates	(27)	(10)	(7)	(27)	(10)	(7)

5% increase in conversion in income rates	(9)	-	-	(9)	-	-
5% decrease in conversion in income rates	9	-	-	9	-	-

5% increase in claims	-	(180)	(88)	-	(180)	(88)
5% decrease in claims	-	180	89	-	180	89

(1)	Amounts net of tax effects.
(2)	The amounts shown in the table express the position at 12/31/2013, since the actuarial calculations are made semi-annually.

h)	Risks of insurance and private pension

ITAÚ UNIBANCO HOLDING has specific committees to define the management of funds from the technical reserves for insurance and private pension, issue guidelines for managing these funds with the objective of achieving long-term return, and define evaluation models, risk limits and strategies on allocation of funds to defined financial assets. Such committees are comprised not only of executives and those directly responsible for the business management process, but also for an equal number of professionals that head up or coordinate the commercial and financial areas.

Large risks products are distributed by brokers. In the case of the extended warranty product, this is marketed by the retail company that sells the product to consumer. The DPVAT production results from the participation that the insurance companies of ITAÚ UNIBANCO HOLDING have in the Leading Insurance Company of the DPVAT consortium.

There is no product concentration in relation to insurance premiums, reducing the concentration risk of products and distribution channels. For large risks products, the strategy of lower retention is adopted, in accordance with certain lines shown below:

	01/01 to 03/31/2014			01/01 to 03/31/2013
	Insurance premiums	Retained premium	Retention (%)	Insurance premiums	Retained premium	Retention (%)

Property and casualty
Extended warranty	380	380	100.0	331	331	100.0
Credit life	190	190	99.9	152	148	97.4
Mandatory personal injury caused by motor vehicle (DPVAT)	48	48	100.0	172	172	100.0

Individuals
Group life	332	326	98.2	349	341	97.7
Group accident insurance	181	180	99.5	163	162	99.4
Individual accident	42	41	97.6	32	31	96.9
Individual life	4	4	100.0	18	18	100.0

Large risks
Specified and operational risks	152	26	17.1	110	31	28.2
Petroleum risks	80	10	12.5	80	11	13.8
Engineering	20	2	9.2	38	7	18.4

i)	Underwriting risk management structure

•	Centralized control over underwriting risk

The risk control of the insurance company is centralized by the independent executive area responsible for risk control, while the management of risk is the responsibility of the business units exposed to underwriting risk and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.

•	Decentralized management of underwriting risk

The underwriting risk management is the responsibility of the business area coordinated by the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries with the participation of the institutional actuarial area and product units and managers. These units, in their daily operations, accept risks based on the profitability of their businesses.

j)	Duties and responsibilities

I.	Independent executive area responsible for risk control

This area has the following attributes:

•	Validation and control of underwriting risk models.
•	Control and evaluation of changes in the policies of insurance and private pension.
•	Monitoring the performance of the insurance and private pension portfolios.
•	Construction of underwriting risk models.
•	Risk assessment of insurance and private pension products when created and on an ongoing basis.
•	Establishment and publication of the underwriting risk management structure.
•	Adoption of remuneration policies that discourage behavior incompatible with a risk level considered prudent in the policies and long-term strategies established by ITAÚ UNIBANCO HOLDING.

II.	Executive area responsible for operational and efficiency risk

•	Devise methods for identifying, assessing, monitoring, controlling and mitigating operational risk.
•	Report, on a regular basis, operational risk events to the independent executive area responsible for risk control.
•	Respond to requests from the Central Bank of Brazil, and other Brazilian regulatory authorities related to operational risk management, as well as monitor the adherence of business units and control areas of ITAÚ UNIBANCO HOLDING under the coordination of the legal compliance area to the regulation of the legal oversight authorities.

III.	Business units exposed to underwriting risk

•	Set out and/or adjust products to the requirements of the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.
•	Respond to requests of the independent executive area responsible for risk control, preparing or providing databases and information for preparation of managerial reports or specific studies, when available.
•	Guarantee the quality of the information used in probability of loss models and claim losses.
•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding for modeling by the independent executive area responsible for risk control and the risk management area of the insurance company.

IV.	Reinsurance area

•	Formulate policies on access to reinsurance markets, regulating the underwriting operations aligned with the underwriting credit rating by the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.
•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding for modeling by the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.
•	Submit managerial reports to the independent executive area responsible for risk control and the risk management area of the ITAÚ UNIBANCO HOLDING insurance subsidiaries.
•	Guarantee the update, reach, scope, accuracy and timeliness of information on reinsurance.

V.	Risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries

•	Formulate underwriting policies and procedures that address the entire underwriting cycle.
•	Develop strategic indicators, informing about possible gaps to higher levels.
•	Submit managerial reports to the independent executive area responsible for risk control.
•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding and modeling by the independent executive area responsible for risk control.
•	Monitor the risks incurred by business units exposed to underwriting risk.
•	Report with quality and speed the required information under its responsibility to the Brazilian regulatory authorities.

VI.	Actuarial area

•	Construct and improve models of Provisions and Reserves and submit them duly documented to the independent executive area responsible for the risk control and the risk management area of ITAÚ UNIBANCO HOLDING insurance subsidiaries.
•	Submit managerial reports to the independent executive area responsible for risk control.
•	Guarantee the reach, scope, accuracy and timeliness of information related to operations for which the accounting reconciliation was properly carried out.
•	Guarantee an appropriate level of knowledge about the concepts of risks for their identification and classification, ensuring the proper understanding and modeling by the independent executive area responsible for risk control.

VII.	Internal controls area

•	Check, on a regular basis, the adequacy of the internal controls system.
•	Conduct periodic reviews of the risk process of Insurance operations to ensure completeness, accuracy and reasonableness.

VIII.	Internal audit

Carry out independent and periodic checks as to the effectiveness of the risk control process of insurance and private pension operations, according to the guidelines of the audit committee.

Insurance and private pension managers work together with the investment manager to ensure that assets backing long-term products, with guaranteed minimum returns are managed according to the characteristics of the liabilities aiming at actuarial balance and long-term solvency.

A detailed mapping of the liabilities of long-term products that result in payment flows of projected future benefits is performed annually. This mapping is carried out in accordance with actuarial assumptions.

The investment manager, having this information, uses Asset Liability Management models to find the best asset portfolio composition that enables the mitigating of risks entailed in this type of product, considering its long-term economic and financial feasibility. The portfolio of backing assets are periodically balanced based on the fluctuations in market prices of assets, liquidity needs, and changes in characteristics of liabilities.

k)	Market, credit and liquidity risk

Market risk

Market risk is analyzed, in relation to insurance operations, based on the following metrics and sensitivity and loss control measures (Note 36 – Market risk):

•	Value at Risk (VaR): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a certain time horizon and confidence interval (Note 36);

•	Losses in Stress Scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when various risk factors are subject to extreme market situations (based on prospective scenarios) in the portfolio;

•	Sensitivity (DV01- Delta Variation Risk): in relation to insurance operations, impact on the cash flows market value when submitted to a 1 annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency;
•	Concentration: cumulative exposure of a certain asset or risk factor calculated at market value (MtM – Mark to Market).

				(R$ milion)
	03/31/2014		12/31/2013
Class	Account balance	DV01	Account balance	DV01

Government securities
NTN-C	4,171	(3.44)	4,114	(3.47)
NTN-B	1,751	(1.92)	1,719	(1.92)
NTN-F	-	-	7	-
LTN	-	-	-	-

DI Future	-	-	-	-

Private securities
Indexed to IGPM	14	(0.00)	14	(0.00)
Indexed to IPCA	301	(0.21)	309	(0.22)
Indexed to PRE	-	-	14	(0.00)

Shares	40	0.40	39	0.39

Floating assets	7,338	-	7,301	-

Under agreements to resell	8,091	-	7,567	-

Liquidity Risk

Liquidity risk is the risk that ITAÚ UNIBANCO HOLDING may have insufficient net funds available to honor its current obligations at a given moment. The liquidity risk is managed continuously based on the monitoring of payment flows related to its liabilities vis-à-vis the inflows generated by its operations and financial assets portfolio. Additionally, according to the principles of prudence and conservative accounting, ITAÚ UNIBANCO HOLDING has funds invested in short-term assets, available on demand, to cover its regular needs and any liquidity contingencies.

Liabilities	03/31/2014		12/31/2013		Assets	03/31/2014		12/31/2013
Insurance operations	Amount	DU (1)	Amount	DU (1)	Backing asset	Amount	DU (1)	Amount	DU (1)
Unearned premiums (2)	2,290	18.0	2,011	18.0	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	2,290	18.2	2,011	2.4
IBNR, PDR e PSL (3)	1,563	17.1	1,540	17.1	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	1,563	18.0	1,540	7.2
Other provisions	352	118.2	344	118.2	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	352	17.3	344	25.0
Subtotal	4,205		3,895		Subtotal	4,205		3,895
Pension plan, VGBL and individual life operations
Related expenses	47	95.6	46	95.6	LFT, repurchase agreements, NTN-B, CDB, LF and debentures	47	75.3	46	174.0
Unearned premiums (2)	11	-	11		LFT, repurchase agreements, NTN-B, CDB and debentures	11	12.3	11	1.9
Unsettled claims	17	-	21		LFT, repurchase agreements, NTN-B, CDB and debentures	17	12.7	21	1.9
IBNR	13	9.8	13	9.8	LFT, repurchase agreements, NTN-B, CDB and debentures	13	12.3	13	1.9
Redemptions and Other Unsettled Amounts	181	-	158		LFT, repurchase agreements, NTN-B, CDB and debentures	181	12.7	158	1.9
Mathematical reserve for benefits granted	1,180	95.7	1,152	95.7	LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures	1,180	75.5	1,152	174.8
Mathematical reserve for benefits to be granted – PGBL/ VGBL	84,706	133.2	82,279	133.2	LFT, repurchase agreements, LTN, LTN-B, NTN-C, NTN-F, CDB, LF and debentures (4)	84,706	16.2	82,279	10.9
Mathematical reserve for benefits to be granted – traditional	3,913	175.9	3,825	175.9	LFT, Repurchase Agreements, NTN-B, NTN-C, Debentures	3,913	75.6	3,825	83.5
Other provisions	808	175.6	792	175.6	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	808	75.4	792	83.3
Financial surplus	492	175.6	492	175.6	LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures	492	75.4	492	83.3
Subtotal	91,368		88,789		Subtotal	91,368		88,789
Total technical reserves	95,573		92,684		Total backing assets	95,573		92,684

(1) DU – Duration in months

(2) Net amount of Credit Right.

(3) Net of escrow deposits and reserves retained IRB.

(4) Excluding PGBL / VGBL reserves allocated in variable income.

Credit Risk

Reinsurers – Breakdown

-	Insurance Operations: reinsurance premium operations are basically represented by: IRB Brasil Resseguros with 34.88% (38.55% at 12/31/2013), LLOYD'S (A+) with 19.16% (16.92% at 12/31/2013), American Home Assurance Company (A) with 4.49% (8.64% at 12/31/2013), Munich Re do Brasil with 4.02% (6.15% at 12/31/2013), and Everest Reinsurance Company (A1) with 3.98% (2.29% at 12/31/2013).

-	Social Security Operations: social security operations related to reinsurance premiums are entirely represented by General Reinsurance AG with 50.00% (48.84% at 12/31/2013) and Munich Re do Brasil with 50.00% (51.16% at 12/31/2013). For insurance operations, transfers of reinsurance premiums are deployed between Munich Re do Brasil with 62.51% (49.60% at 12/31/2013) and RB Brasil Resseguros with 37.49% (49.40% at 12/31/2013).

The rating agency used to classify the reinsurance companies is Standard & Poor's.

Risk level of financial assets

The table below shows insurance financial assets, individually evaluated, classified by rating:

	03/31/2014
Internal rating (*)	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	11,031	59,293	-	62	1,992	3,867	76,245
Satisfactory	-	5	-	-	-	-	5
Higher Risk	-	-	-	-	-	-	-
Total	11,031	59,298	-	62	1,992	3,867	76,250
%	14.5	77.8	-	-	2.6	5.1	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

	12/31/2013
Internal rating (*)	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	11,895	49,125	-	60	1,955	3,779	66,814
Satisfactory	-	10,885	-	64	49	-	10,998
Higher Risk	-	78	-	-	-	-	78
Total	11,895	60,088	-	124	2,004	3,779	77,890
%	15.2	77.1	-	0.2	2.6	4.9	100.0

(*) Internal risk level ratings, with due associated probability of default, are detailed in Note 36.

l)	Reinsurance

Expenses and revenues from reinsurance premiums ceded are recognized in the period when they occur, according to the accrual basis, with no offset of assets and liabilities related to reinsurance except in the event there is a contractual provision for the offset of accounts between the parties. Analyses of reinsurance required are made to meet the current needs of ITAÚ UNIBANCO HOLDING, maintaining the necessary flexibility to comply with changes in management strategy in response to the various scenarios to which it may exposed.

With the approval of the Supplementary Law No. 126 of January 15, 2007, the reinsurance market was opened with the creation of three categories of companies authorized to operate in Brazil: local, admitted and occasional (the last two being respectively reinsurance companies with or without representative office in Brazil). The transition to the new market was made progressively, maintaining the right of local reinsurance companies at 60.0% of premiums ceded by insurance companies until January 2010; after this period, this percentage may be reduced to 40.0%. From March 31, 2011, this percentage of 40.0% shall be obligatorily ceded to local reinsurance companies.

Reinsurance	assets

Reinsurance assets represent the estimated amounts recoverable from reinsurers in connection with losses incurred. Such assets are evaluated based on risk assignment contracts, and for cases of losses effectively paid, they are reassessed after 365 days as to the possibility of impairment; in case of doubts, such assets are reduced by recognizing an allowance for losses on reinsurance.

Reinsurance transferred

ITAÚ UNIBANCO HOLDING transfers, in the normal course of its businesses, reinsurance premiums to cover losses on underwriting risks to its policyholders and is in compliance with the operational limits established by the regulating authority. In addition to proportional contracts, non-proportional contracts are also entered into in order to transfer a portion of the responsibility to the reinsurance company for losses that exceed a certain level of losses in the portfolio. Non-proportional reinsurance premiums are included in Other assets - prepaid expenses and amortized to Other operating expenses over the effectiveness period of the contract on a daily accrual basis.

I- Changes in balances of transactions with reinsurance companies

	Credits		Debits
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Opening balance	297	234	631	384
Issued contracts	-	-	296	1,448
Recoverable claims	56	86	-	-
Prepayments / payments to reinsurer	1	(30)	(346)	(1,184)
Monetary adjustment and interest of claims	-	-	(18)	(17)
Other increase / reversal	-	7	-	-
Closing balance	354	297	563	631

II – Balances of technical reserves with reinsurance assets

	03/31/2014	12/31/2013
Reinsurance claims	2,670	2,729
Reinsurance premiums	922	979
Reinsurance commission	(46)	(47)
Closing balance	3,546	3,661

III – Changes in balances of technical reserves for reinsurance claims

	03/31/2014	12/31/2013
Opening balance	2,729	2,098
Reported claims	156	1,112
Paid claims	(247)	(503)
Other increase/reversal	6	-
Monetary adjustment and interest of claims	26	22
Closing balance (*)	2,670	2,729

(*) Includes Reserve for unsettled claims, IBNER (Reserve for claims not sufficiently warned), IBNR (Reserve for claims incurred but not reported), not covered by the table of loss development net of reinsurance Note 30 eII.

IV – Changes in balances of technical reserves for reinsurance premiums

	03/31/2014	12/31/2013
Opening balance	979	700
Receipts	265	1,353
Payments	(322)	(1,074)
Closing balance	922	979

V – Changes in balances of technical reserves for reinsurance commission

	03/31/2014	12/31/2013
Opening balance	(47)	(45)
Receipts	16	67
Payments	(15)	(69)
Closing balance	(46)	(47)

m)	Regulatory authorities

Insurance and private pension operations are regulated by the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP). These authorities are responsible for regulating the market, and consequently for assisting in the mitigation of risks inherent in the business.

The CNSP is the regulatory authority of insurance activities in Brazil, created by Decree-Law N° 73, of November 21, 1966. The main attribution of CNSP, at the time of its creation, was to set out the guidelines and rules of government policy on private insurance segments, and with the enactment of Law N° 6,435, of July 15, 1977, its attributions included private pension of public companies.

The Superintendence of Private Insurance (SUSEP) is the authority responsible for controlling and overseeing the insurance, private pension, and reinsurance markets. An agency of the Ministry of Finance, it was created by the Decree-Law N° 73, of November 21, 1966, which also created the National System of Private Insurance, comprising the National Council of Private Insurance (CNSP), IRB Brasil Resseguros S.A. – IRB Brasil Re, the companies authorized to have private pension plans and the open-ended private pension companies.

n)	Capital for insurance activity

CNSP – Conselho Nacional de Seguros Privados (National Council for Private Insurance) published on February 18, 2013 Rules No. 280 (revoked Rule No. 411 of December 22, 2010), , No. 283 and No. 284. As of December 23, 2013, CNSP modified capital requirements publishing Rule No. 302 (revoked Rule No. 282 of February 18, 2013 and changed Rules nº 228 e 280) .These Rules establish general guidelines for the operation of insurance companies and capital requirements for underwriting and operational risk. In January 2011, CNSP Rule No. 228 of December 6, 2010 provided criteria for additional credit risk capital requirements for insurance companies.

Note 31 – Fair value of financial instruments

In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated fair values for financial instruments:

	03/31/2014		12/31/2013
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets
Cash and deposits on demand and Central Bank compulsory deposits	95,311	95,311	93,586	93,586
Interbank deposits	30,391	30,393	25,660	25,663
Securities purchased under agreements to resell	163,310	163,310	138,455	138,455
Financial assets held for trading (*)	123,592	123,592	148,860	148,860
Financial assets designated at fair value through profit or loss (*)	333	333	371	371
Derivatives (*)	10,862	10,862	11,366	11,366
Available-for-sale financial assets (*)	76,299	76,299	96,626	96,626
Held-to-maturity financial assets	22,187	22,766	10,116	10,480
Loan operations and lease operations	387,046	388,401	389,467	390,889
Other financial assets	49,994	49,994	47,592	47,592
Financial liabilities
Deposits	278,208	278,372	274,383	274,317
Securities sold under repurchase agreements	258,839	258,839	266,682	266,682
Financial liabilities held for trading (*)	436	436	371	371
Derivatives (*)	12,031	12,031	11,405	11,405
Interbank market debt	109,864	109,562	111,376	111,059
Institutional market debt	70,938	70,513	72,055	72,496
Liabilities for capitalization plans	3,066	3,066	3,032	3,032
Other financial liabilities	55,541	55,541	61,274	61,274

(*) These assets and liabilities are recorded in the balance sheet at their fair value.

Financial instruments not included in the Balance Sheet (Note 36) are represented by Standby letters of credit and guarantees provided, which amount to R$ 71,829 (R$ 71,162 at 12/31/2013) with an estimated fair value of R$ 864 (R$ 802 at 12/31/2013).

The methods and assumptions adopted to estimate the fair value are defined below:

a)	Cash and deposits on demand, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements and liabilities for capitalization plans – The carrying amounts for these instruments approximate their fair values.

b)	Interbank deposits, deposits, Interbank market debt and Institutional market debt – ITAÚ UNIBANCO HOLDING estimates the fair values by discounting the estimated cash flows and adopting the market interest rates.

c)	Financial assets held for trading, including Derivatives (assets and liabilities), Financial assets designated at fair value through profit or loss, Available-for-sale financial assets, Held-to-maturity financial assets and Financial liabilities held for trading – Under normal conditions, market prices are the best indicators of the fair values of financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, the adoption of present value estimates and other pricing techniques are required. In the absence of quoted prices from ANBIMA, the fair values of bonds are calculated based on the interest rates provided by others on the market (brokers). The fair values of corporate debt securities are computed by adopting criteria similar to those applied to interbank deposits, as described above. The fair values of shares are computed based on their prices quoted in the market. The fair values of derivative financial instruments were determined as follows:

•	Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors. These yield curves may be drawn mainly based on the exchange price of derivatives at BM&FBOVESPA, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).

•	Futures and forwards: Quotations on exchanges or criteria identical to those applied to swaps.

•	Options: The fair values are determined based on mathematical models (such as Black&Scholes) that are fed with implicit volatility data, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. All these data are obtained from different sources (usually Bloomberg).

•	Credit Risk: Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with no risk and the yield curves adjusted for credit risk.

d)	Loan operations and lease operations – The fair value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, applying interest rates close to ITAÚ UNIBANCO HOLDING current rates for similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their fair value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and the borrower’s specific information of the debtor.

e)	Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets/liabilities without significant associated market, credit and liquidity risks.

In accordance with IFRS, ITAÚ UNIBANCO HOLDING classifies fair value measurements in a fair value hierarchy that reflects the significance of inputs adopted in the measurement process.

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs are unobservable for the asset or liability. Unobservable information shall be used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Financial assets for trading, Available for sale, and Designated at fair value through profit or loss:

Level 1: Highly-liquid securities with prices available in an active market are classified in Level 1 of the fair value hierarchy. This classification level includes most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), securities of foreign governments, shares and debentures traded on stock exchanges and other securities traded in an active market.

Level 2: When the pricing information is not available for a specific security, the assessment is usually based on prices quoted in the market for similar instruments, pricing information obtained for pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified into Level 2 of the fair value hierarchy and are comprised of certain Brazilian government securities, debentures and some government securities quoted in a less-liquid market in relation to those classified into Level 1, and some share prices in investment funds. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds.

Level 3: When no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to the proprietary model. The Level 3 classification includes some Brazilian government and private securities (mainly NTN-I, NTN-A1, NTN-A3, CRI, TDA and CCI falling due after 2025, CVS and promissory notes) and securities that are not usually traded in an active market.

Derivatives:

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives not traded on stock exchanges, ITAÚ UNIBANCO HOLDING estimates the fair value by adopting a variety of techniques, such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even the discounted cash flow models usually adopted in the financial market. Derivatives included in Level 2 are credit default swaps, cross currency swaps, interest rate swaps, plain vanilla options, certain forwards and generally all swaps. All models adopted by ITAÚ UNIBANCO HOLDING are widely accepted in the financial services industry and reflect all derivative contractual terms. Considering that many of these models do not require a high level of subjectivity, since the methodologies adopted in the models do not require major decisions and information for the model are readily observed in the actively quotation markets, these products were classified in Level 2 of the measurement hierarchy.

Level 3: The derivatives with fair values based on non-observable information in an active market were classified into Level 3 of the fair value hierarchy, and are comprised of non-standard options, certain swaps indexed to non-observable information, and swaps with other products, such as swap with option and USD Check, credit derivatives and futures of certain commodities. These operations have their pricing derived from a range of volatility using the basis of historical volatility.

All aforementioned valuation methodologies may result in a fair value that may not be indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all methodologies used are appropriate and consistent with the other market participants. However, the adoption of other methodologies or assumptions different than those used to estimate fair value may result in different fair value estimates at the balance sheet date.

Distribution by level

The following table presents the breakdown of risk levels at 03/31/2014 and 12/31/2013 for financial assets held for trading and available-for-sale financial assets.

	03/31/2014				12/31/2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets held for trading	88,604	34,722	266	123,592	117,204	31,629	27	148,860
Investment funds	11	992	-	1,003	8	1,054	-	1,062
Brazilian government securities	80,996	1,902	-	82,898	109,037	2,098	-	111,135
Brazilian external debt bonds	2,071	-	-	2,071	1,904	-	-	1,904
Government securities – other countries	1,009	365	-	1,374	406	273	-	679
Argentina	308	-	-	308	99	-	-	99
United States	627	-	-	627	18	-	-	18
Mexico	74	-	-	74	182	-	-	182
Chile	-	93	-	93	-	6	-	6
Uruguay	-	36	-	36	-	41	-	41
Colombia	-	236	-	236	-	226	-	226
Belgium	-	-	-	-	107	-	-	107
Corporate securities	4,517	31,463	266	36,246	5,849	28,204	27	34,080
Shares	1,648	-	-	1,648	2,896	-	-	2,896
Securitized real estate loans	-	9	1	10	-	12	-	12
Bank deposit certificates	-	3,606	-	3,606	-	3,006	-	3,006
Debentures	2,869	2,153	-	5,022	2,953	2,144	-	5,097
Eurobonds and others	-	1,236	-	1,236	-	1,278	-	1,278
Promissory notes	-	-	-	-	-	-	27	27
Financial credit bills	-	24,170	-	24,170	-	21,566	-	21,566
Other	-	289	265	554	-	198	-	198
Available-for-sale financial assets	30,722	40,921	4,656	76,299	43,413	46,724	6,489	96,626
Investment funds	-	295	-	295	-	211	-	211
Brazilian government securities	17,548	498	257	18,303	27,197	484	258	27,939
Brazilian external debt bonds	8,532	-	-	8,532	11,709	-	-	11,709
Government securities – other countries	950	8,441	25	9,416	1,467	7,157	34	8,658
United States	723	-	-	723	1,101	-	-	1,101
Denmark	-	3,408	-	3,408	-	2,631	-	2,631
Korea	-	2,910	-	2,910	-	2,455	-	2,455
Chile	-	1,116	25	1,141	-	1,013	34	1,047
Paraguay	-	704	-	704	-	638	-	638
Uruguay	-	303	-	303	-	420	-	420
Belgium	48	-	-	48	51	-	-	51
France	49	-	-	49	88	-	-	88
Netherlands	124	-	-	124	126	-	-	126
Italy	-	-	-	-	94	-	-	94
Other	6	-	-	6	7	-	-	7
Corporate securities	3,692	31,687	4,374	39,753	3,040	38,872	6,197	48,109
Shares	1,910	40	-	1,950	1,986	39	-	2,025
Securitized real estate loans	-	1	2,958	2,959	-	7,441	4,834	12,275
Bank deposit certificates	-	1,621	2	1,623	-	2,148	33	2,181
Debentures	1,770	15,014	-	16,784	1,042	14,465	-	15,507
Eurobonds and others	12	4,879	96	4,987	12	4,810	74	4,896
Promissory notes	-	-	1,289	1,289	-	-	1,227	1,227
Rural Product Note	-	963	-	963	-	625	-	625
Financial credit bills	-	8,742	-	8,742	-	8,804	-	8,804
Other	-	427	29	456	-	540	29	569
Financial assets designated at fair value through profit or loss	-	333	-	333	-	371	-	371
Brazilian government securities	-	228	-	228	-	371	-	371
Government securities – other countries	-	105	-	105	-	-	-	-
Financial liabilities held for trading	-	436	-	436	-	371	-	371
Structured notes	-	436	-	436	-	371	-	371

The following table presents the breakdown of risk levels at 03/31/2014 and 12/31/2013 for our derivative assets and liabilities.

	03/31/2014				12/31/2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Derivatives - assets	67	10,683	112	10,862	-	11,242	124	11,366
Options	-	1,671	23	1,694	-	1,704	13	1,717
Forwards	-	3,028	-	3,028	-	3,315	-	3,315
Swap – differential receivable	-	4,328	8	4,336	-	4,442	-	4,442
Check of swap	-	68	-	68	-	88	-	88
Credit derivatives	-	256	-	256	-	686	-	686
Forwards	-	916	-	916	-	555	-	555
Futures	67	-	-	67	-	-	-	-
Other derivatives	-	416	81	497	-	452	111	563
Derivatives - liabilities	-	(12,013)	(18)	(12,031)	(33)	(11,367)	(5)	(11,405)
Options	-	(1,702)	(5)	(1,707)	-	(1,916)	(5)	(1,921)
Forwards	-	(1,944)	-	(1,944)	-	(1,862)	-	(1,862)
Swap – differential payable	-	(6,770)	(13)	(6,783)	-	(6,111)	-	(6,111)
Swap with USD check	-	(123)	-	(123)	-	(145)	-	(145)
Credit derivatives	-	(200)	-	(200)	-	(391)	-	(391)
Forwards	-	(904)	-	(904)	-	(560)	-	(560)
Futures	-	-	-	-	(33)	-	-	(33)
Other derivatives	-	(370)	-	(370)	-	(382)	-	(382)

There were no significant transfers between Level 1 and Level 2 during the periods ended 03/31/2014 and 12/31/2013. Transfers into and out of Level 3 are displayed on changes of Level 3.

Measurement of fair value Level 2 based on pricing services and brokers

When pricing information is not available for securities classified as Level 2, pricing services, such as Bloomberg or brokers, are used to value such instruments.

In all cases, to assure that the fair value of these instruments is properly classified as Level 2, internal analysis of the information received are conducted, so as to understand the nature of the input used in the establishment of such values by the service provider.

Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary.

Of the total of R$ 75,871 million in financial instruments classified as Level 2, at March 31, 2014, pricing service or brokers were used to evaluate securities at the fair value of R$ 26,201 million, substantially represented by:

•	Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by CETIP, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustration and non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters established in the methodology, with the purpose of eliminating outliers.

•	Global and corporate securities: The pricing process for these securities consists in capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The methodology consists in comparing the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. Such prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides for Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. Should it be higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The price of the Institutional Treasury is used as a reference only and never in the computation of the final price.

Level 3 recurring fair value measurements

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure are periodically checked according to formally defined testing and criteria and the information is stored in a single and corporate history data base.

The most recurring cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in reais and the TR coupon curve – and, as a result, its related factors – have inputs with terms shorter than the maturities of these fixed-income assets. For swaps, the analysis is carried out by index for both parties. There are some cases in which the inputs periods are shorter than the maturity of the derivative.

Level 3 recurring fair value changes

The tables below show the changes in balance sheet for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 mainly correspond to other derivatives – credit default swaps linked to shares.

	Fair value at 12/31/2013	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and / or out of Level 3	Fair value at 03/31/2014	Total gains (losses) related to assets and liabilities still held at reporting date
Financial assets held for trading	27	(54)	320	(27)	-	266	(12)
Corporate securities - promissory notes	27	(54)	320	(27)	-	266	(12)
Certificado de Recebíveis Imobiliários	-	-	1	-	-	1	-
Promissory notes	27	(55)	55	(27)	-	-	-
Outros	-	1	264	-	-	265	(12)
Available-for-sale financial assets	6,489	(1,098)	1,088	(700)	(1,123)	4,656	(11)
Brazilian government securities	258	(1)	-	-	-	257	(7)
Government securities – abroad - Chile	34	(25)	33	(17)	-	25	-
Corporate securities	6,197	(1,072)	1,055	(683)	(1,123)	4,374	(4)
Securitized real estate loans	4,834	(1,063)	430	(120)	(1,123)	2,958	-
Promissory notes	1,227	33	475	(446)	-	1,289	(2)
Bank deposit certificates	33	(25)	32	(38)	-	2	-
Eurobonds and others	74	(18)	89	(49)	-	96	3
Other	29	1	29	(30)	-	29	(5)

	Fair value at 12/31/2013	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and/or out of Level 3	Fair value at 03/31/2014	Total gains (losses) related to assets and liabilities still held at reporting date
Derivatives - assets	124	(33)	24	(7)	4	112	4
Options	13	(1)	19	(8)	-	23	9
Swap – differential receivable	-	-	4	-	4	8	10
Other derivatives	111	(32)	1	1	-	81	(15)
Derivatives - liabilities	(5)	7	(16)	9	(13)	(18)	(7)
Options	(5)	7	(16)	9	-	(5)	5
Swap – differential payable	-	-	-	-	(13)	(13)	(12)

	Fair value at 12/31/2012	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2013	Total gains (losses) related to assets and liabilities still held at reporting date
Financial assets held for trading	20	-	57	(50)	-	27	-
Corporate securities - promissory notes	20	-	57	(50)	-	27	-
Available-for-sale financial assets	2,489	(867)	8,082	(3,215)	-	6,489	(140)
Brazilian government securities	306	(140)	92	-	-	258	(10)
Government securities – abroad - Chile	-	(5)	80	(41)	-	34	-
Corporate securities	2,183	(722)	7,910	(3,174)	-	6,197	(130)
Securitized real estate loans	1,368	(767)	4,714	(481)	-	4,834	(123)
Promissory notes	777	17	3,058	(2,625)	-	1,227	(4)
Bank deposit certificates	-	-	55	(22)	-	33	-
Eurobonds and others	5	32	83	(46)	-	74	2
Other	33	(4)	-	-	-	29	(5)

	Fair value at 12/31/2012	Total gains or losses (realized / unrealized)	Purchases	Settlements	Transfers in and/or out of Level 3	Fair value at 12/31/2013	Total gains (losses) related to assets and liabilities still held at reporting date
Derivatives - Assets	313	38	55	(256)	(26)	124	-
Options	147	4	44	(182)	-	13	1
Swap – differential receivable	25	-	4	(3)	(26)	-	-
Forwards	2	-	-	(2)	-	-	-
Other derivatives	139	34	7	(69)	-	111	(1)
Derivatives - Liabilities	(169)	1	(14)	162	15	(5)	2
Options	(149)	1	(13)	156	-	(5)	2
Forwards	(2)	-	-	2	-	-	-
Swap – differential payable	(15)	-	-	-	15	-	-
Forward	(3)	-	(1)	4	-	-	-

Available-for-sale financial assets: in 2014 ITAÚ UNIBANCO HOLDING transferred R$ 1,123 of Level 3 securitized real estate loans, based on reclassification of category.

Derivatives: in 2014 ITAÚ UNIBANCO HOLDING transferred R$ (9) in swaps from the Level 3 out of Level 2, in view of the availability of inputs verified for these derivatives.

Sensitivity analyses operations of Level 3

The fair value of financial instruments classified in Level 3 (in which prices negotiated are not easily noticeable in active markets) is measured through assessment techniques based on correlations and associated products traded in active markets.

Significant unverifiable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant increases (decreases) in any of these inputs separately may give rise to significant decreases (increases) in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, asset prices, or in scenarios mixing shocks in prices with shocks in volatility for non-linear assets:

Sensitivity – Level 3 Operations		03/31/2014
		Impact
Risk factor groups	Scenarios	Result	Stockholders' equity
Interest rates	I	(0.0)	(4.0)
	II	(0.6)	(98.4)
	III	(1.1)	(193.2)
Currency, commodities, and ratios	I	-	-
	II	-	-
Nonlinear	I	(12.6)	-
	II	(23.2)	-

The following scenarios are used to measure the sensitivity:

Interest rate

Shocks at 1, 25 and 50 basis points (scenarios I, II and III respectively) in the interest curves, both for increase and decrease, considering the largest losses resulting in each scenario.

Currencies, commodities and ratios

Shocks at 5 and 10 basis points (scenarios I and II respectively) in prices of currencies, commodities and ratios, both for increase and decrease, considering the largest losses resulting in each scenario.

Non linear

Scenario I: Combined shocks at 5 percentage points in prices and 25 percentage points in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Scenario II: Combined shocks at 10 percentage points in prices and 25 percentage points in volatility, both for increase and decrease, considering the largest losses resulting in each scenario.

Note 32 – Provisions, contingencies and other commitments

Provision	03/31/2014	12/31/2013
Civil	4,594	4,473
Labor	5,278	5,192
Tax and social security	9,385	8,974
Other	226	223
Total	19,483	18,862
Current	3,834	4,295
Non-current	15,649	14,567

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING is subject to contingencies that may be classified as follows:

a) Contingent assets: there are no contingent assets recorded.

b) Provisions and contingencies: the criteria to quantify contingencies are appropriate to the specific characteristics of civil, labor and tax litigation, as well as other risks.

-	Civil lawsuits

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the court (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined periodically, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the factual and legal characteristics related to such lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies generally arise from revision of contracts and compensation for damages and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING is also party to specific lawsuits over alleged understated inflation adjustments to savings accounts in connection with economic plans implemented by the Brazilian government.

The case law at the Federal Supreme Court (STF) is favorable to banks in relation to economic phenomena similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice (STJ) has decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

No amount is recognized in the financial statements in relation to civil lawsuits which represent possible losses and which have a total estimated risk of R$ 2,030 (R$ 2,095 at 12/31/2013); these refer to claims for compensation or collection, the individual amounts of which are not significant and in this total there are no values resulting from interests in joint ventures.

-	Labor claims:

Collective lawsuits (related to claims of a similar nature and with individual amounts not considered significant): the expected amount of loss is determined and accrued monthly based on the statistical share pricing model plus the average cost of legal fees. These are adjusted for the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined periodically, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the factual and legal characteristics related to such lawsuit. The amounts considered as probable losses are recorded as provisions.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are claimed.

There are no labor claims of significant amounts falling under the category of possible loss.

-	Other risks

These are quantified and recorded as provisions mainly based on the evaluation of agribusiness credit transactions with joint obligation and FCVS (Salary Variations Compensation Fund) credits transferred to Banco Nacional.

The table below shows the changes in the balances of provisions for civil, labor and other provision and the respective escrow deposits:

	01/01 to 03/31/2014
	Civil	Labor	Other	Total
Opening balance	4,473	5,192	223	9,888
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(134)	(811)	-	(945)
Subtotal	4,339	4,381	223	8,943
Interest (Note 26)	63	57	-	120
Changes in the period reflected in results (Note 26)	390	259	3	652
Increase (*)	475	432	4	911
Reversal	(85)	(173)	(1)	(259)
Payment	(327)	(229)	-	(556)
Subtotal	4,465	4,468	226	9,159
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	129	810	-	939
Closing balance	4,594	5,278	226	10,098
Escrow deposits at 03/31/2014 (Note 20a)	2,106	2,485	-	4,591

(*) Civil provisions include the provision for economic plans amounting to R$ 69.

	01/01 to 03/31/2013
	Civil	Labor	Other	Total
Opening balance	3,732	4,852	192	8,776
Effect of change in consolidation criteria (Note 2.4a I)	13	14	-	27
(-) Contingencies guaranteed by indemnity clause (Note 2.4.t)	(118)	(948)	-	(1,066)
Subtotal	3,627	3,918	192	7,737
Interest (Note 26)	71	51	-	122
Changes in the period reflected in results (Note 26)	370	363	5	738
Increase (*)	546	419	6	971
Reversal	(176)	(56)	(1)	(233)
Payment	(375)	(293)	-	(668)
Subtotal	3,693	4,039	197	7,929
(+) Contingencies guaranteed by indemnity clause (Note 2.4.t)	134	897	-	1,031
Closing balance	3,827	4,936	197	8,960
Escrow deposits at 03/31/2013 (Note 20a)	2,070	2,386	-	4,456

(*) Civil provisions include the provision for economic plans amounting to R$ 66.

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in administrative or judicial disputes, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is recorded as a provision when it involves a legal liability, regardless of the likelihood of loss, that is, a favorable outcome is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, a provision is set up whenever the loss is considered probable.

The table below shows the changes in the balances of provisions and respective escrow deposits for tax and social security lawsuits:

Provision	01/01 to 03/31/2014	01/01 to 03/31/2013
Opening balance	8,974	10,433
Effect of change in consolidation criteria (Note 2.4a I)	-	9
(-) Contingencies guaranteed by indemnity clause	(57)	(61)
Subtotal	8,917	10,381
Interest (1)	137	105
Changes in the period reflected in results	297	65
Increase (1)	616	273
Reversal (1)	(319)	(208)
Payment	(24)	(402)
Subtotal	9,327	10,149
(+) Contingencies guaranteed by indemnity clause	58	62
Closing balance (2)	9,385	10,211

(1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

(2) Includes amounts arising from investments in joint ventures of R$ 23.

Escrow deposits	03/31/2014	03/31/2013
Opening balance	5,658	4,557
Effect of change in consolidation criteria (Note 2.4a I)	-	8
Appropriation of interest	102	55
Changes in the period	255	(369)
Deposits made	265	201
Withdrawals	(1)	(5)
Deposits released	(9)	(565)
Closing balance (Note 20a)	6,015	4,251
Reclassification of assets pledged as collateral for contingencies (Note 32d)	1	-
Closing balance after reclassification	6,016	4,251

The main discussions related to “Provisions” for tax are described as follows:

•	CSLL – Isonomy – R$ 2,722: as the law increased the CSLL rate for financial and insurance companies to 15%, we argue that there is no constitutional support for this measure and, due to the principle of isonomy, we believe we should only pay the regular rate of 9%. The corresponding escrow deposit balance totals R$ 914;

•	PIS and COFINS – Calculation basis – R$ 1,825: we are claiming that those contributions on revenue should be applied only to the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 1,732;

•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 506: we are challenging the calculation basis for these taxes on profits earned abroad and argue that Regulatory Instruction SRF No. 213-02 is not applicable since it goes beyond the text of the law. The corresponding escrow deposit balance totals R$ 470;

•	PIS – Principles of anteriority over 90 days and non-retroactivity – R$ 422: we request the rejection of Constitutional Amendments No. 10/96 and No. 17/97 in view of the principles of anteriority and non-retroactivity, seeking authorization to make payment based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 94.

Tax contingencies not recognized in the balance sheet - in the accounting books no amount is recognized in relation to tax and social security lawsuits with possible loss, which total estimated risk is R$ 11,157. The main discussions are as follows:

•	INSS – Non-compensatory amounts – R$ 2,615: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.

•	IRPJ and CSLL - Interest on capital - R$ 1,140: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate applied to stockholders’ equity for the year and prior years.

•	IRPJ, CSLL, PIS and COFINS – Request for offset dismissed - R$ 1,085: cases in which the liquidity and the offset of credits are discussed.

•	IRPJ and CSLL – Goodwill – Deductibility – R$ 1,003: deductibility of goodwill on acquisition of portfolio of clients and/or investments with future expected profitability.

•	ISS – Banking Institutions – R$ 731: these are banking operations, the revenue from which cannot be interpreted as compensation for service rendered and / or arise from activities not listed in a Supplementary Law.

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 724 (R$ 733 at 12/31/2013) (Note 20a), basically represented by the guarantee received in the Banco Banerj S.A. privatization process of 1997, whereby the State of Rio de Janeiro created a fund to guarantee the equity recomposition with respect to civil, labor and tax contingencies.

d)	Assets pledged as collateral for contingencies

Assets pledged as collateral for lawsuits involving contingent liabilities are restricted or deposited as shown below:

	03/31/2014	03/31/2013
Financial assets held for trading and Available-for-sale financial assets (basically financial treasury bills)	880	1,294
Escrow deposits (Note 20a)	3,768	3,825

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil and they are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING, the deposited amount is released from escrow and transferred to the counterparty in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING, the deposited amount is released at the full amount deposited adjusted.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for specific year in which these lawsuits will be terminated have not been disclosed.

In the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not parties to any other administrative proceedings or legal lawsuits that could significantly impact the results of their operations.

Note 33 – Regulatory capital

ITAÚ UNIBANCO HOLDING is subject to regulation by the Central Bank of Brazil which issues rules and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines minimum capital requirements, fixed assets limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulation based on the Basel Accord as regards to capital adequacy. Furthermore, the National Council of Private Insurance and SUSEP issue regulations on capital requirements which affect our insurance, private pension and capitalization operations.

The Basel Accord requires banks to have a ratio of regulatory capital to risk exposure assets of a minimum of 8%. The regulatory capital is basically composed of two tiers:

•	Tier I: sum of Principal Capital, determined in general by capital, certain reserves and retained earnings, less deductions and prudential adjustments, and Supplementary Capital.

•	Tier II: includes eligible instruments, primarily subordinated debt, subject to prudential limitations.

However, the Basel Accord allows the regulatory authorities of each country to establish their own parameters for regulatory capital composition and to determine the portions exposed to risk. Among the main differences arising from the adoption of own parameter pursuant to the Brazilian legislation are the following: (i) the requirement of a ratio of regulatory capital to risk-weighted assets at a minimum of 11%; with timeline to achieve 8% in 2019; (ii) certain risk-weighted factors attributed to certain assets and other exposures. In addition, in accordance with Central Bank rules, banks can calculate compliance with the minimum requirement based on the consolidation of all financial subsidiaries supervised by the Central Bank, including branches and investments abroad.

Management manages capital with the intention to meet the minimum capital required by the Central Bank of Brazil. During the period ITAÚ UNIBANCO HOLDING complied with all externally imposed capital requirements to which we are subject.

The following table summarizes the composition of regulatory capital, the minimum capital required and the Basel ratio computed in accordance with the Central Bank of Brazil, both on a financial institution consolidation basis and on a full consolidation basis.

	03/31/2014	12/31/2013
	Financial institutions (partial consolidation)	Financial institutions (partial consolidation)
Regulatory Capital
Tier I	83,034	87,409
Common Equity Tier I	83,013	87,409
Additional Tier I Capital	21	-
Tier II	33,559	37,735
Total	116,593	125,144
Requirement for coverage of risk-weighted assets:
Credit	686,511	694,039
Market	22,054	24,555
Operational	36,566	36,847
Risk-weighted assets	745,131	755,441
Minimum Required Regulatory Capital	81,964	83,099
Excess capital in relation to Minimum Required Regulatory Capital	34,629	42,045
Capital to risk-weighted assets ratio - %	15.6%	16.6%

The funds obtained through the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk-weighted assets ratio, as follows. According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of referential equity as of March, 2014, considering instruments approved after the closing date to compose Tier II, totaling R$ 53,921.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	1,865	2007	2014	100% of CDI + 0.35% to 0.6%	3,700
	33			IGMP + 7.22%	80
	1,000	2008	2014	112% of CDI	1,741
	400	2008	2015	119.8% of CDI	741
	50	2010	2015	113% of CDI	77
	466	2006	2016	100% of CDI + 0.7% (*)	996
	2,665	2010	2016	110% to 114% of CDI	4,097
	123			IPCA + 7.21%	205
	367	2010	2017	IPCA + 7.33%	618
	6,969			Total	12,255

Subordinated financial bills - BRL
	365	2010	2016	100% of CDI + 1.35% to 1.36%	369
	1,874			112% to 112.5% of CDI	1,895
	30			IPCA + 7%	46
	206	2010	2017	IPCA + 6.95% to 7.2%	271
	3,224	2011	2017	108% to 112% of CDI	3,339
	352			IPCA + 6.15% to 7.8%	463
	138			IGPM + 6.55% to 7.6%	190
	3,650			100% of CDI + 1.29% to 1.52%	3,724
	500	2012	2017	100% of CDI + 1.12%	518
	42	2011	2018	IGPM + 7%	51
	30			IPCA + 7.53% to 7.7%	38
	461	2012	2018	IPCA + 4.4% to 6.58%	556
	3,782			100% of CDI + 1.01% to 1.32%	3,909
	6,373			108% to 113% of CDI	6,736
	112			9.95 a 11.95%	133
	2	2011	2019	109% to 109.7% to CDI	2
	12	2012	2019	11.96%	15
	101			IPCA + 4.7% to 6.3%	122
	1			110% of CDI	1
	20	2012	2020	IPCA + 6% to 6.17%	26
	1			111% to CDI	1
	6	2011	2021	109.25% to 110.5% of CDI	8
	2,307	2012	2022	IPCA + 5.15% to 5.83%	2,747
	20			IGMP + 4.63%	22
	23,609			Total	25,182

Subordinated euronotes - USD
	990	2010	2020	6.20%	2,298
	1,000	2010	2021	5.75%	2,282
	730	2011	2021	5.75% to 6.2%	1,693
	550	2012	2021	6.20%	1,257
	2,600	2012	2022	5.50% to 5.65%	5,857
	1,851	2012	2023	5.13%	4,272
	7,721			Total	17,659

Total					55,096
(*) Subordinated CDBs may be redeemed from November 2011.

Note 34 – Segment Information

ITAÚ UNIBANCO HOLDING is a banking institution that offers its customers a wide range of financial products and services.

From the first quarter of 2013, the way of presenting the segments was changed, so that it is better aligned with the follow-up of the change in results. The nomenclature was changed in order to adjust it to the reality of the current structure, as we now have the following segments: Commercial Bank – Retail, Consumer Credit – Retail, Wholesale Bank and Activities with the Market + Corporation. The results of medium businesses, previously allocated to the former Commercial Bank segment, are now to be reported in the Wholesale Bank, and this was the main change of this presentation.

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

•	Commercial Bank – Retail

The result of the Commercial Bank – Retail segment arises from the offer of banking products and services to a diversified client base of individuals and companies. The segment includes retail clients, high net worth clients, Private Bank clients and the companies segment (small and medium businesses).

•	Consumer Credit – Retail

The result of the Consumer Credit – Retail segment arises from financial products and services offered to non-account holders. This segment comprises vehicle financing provided by units other than the branch network, offering of credit cards and offering of credits to the low income population.

•	Wholesale Bank

The result of the Wholesale Bank segment arises from the products and services offered to medium businesses and the activities of Itaú BBA, the unit in charge of commercial operations with large companies and the performance in investment banking.

•	Activities with the Market + Corporation

This segment records the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also shows the financial margin with the market, the Treasury operating cost, the equity in earnings of companies not associated to each segment and the interest in Porto Seguro.

Basis of presentation of segment information

Segment information is prepared based on the reports used by top management (Executive Committee) to assess the performance and to make decisions regarding the allocation of funds for investment and other purposes.

The top management (Executive Committee) of ITAÚ UNIBANCO HOLDING uses a variety of information for such purposes including financial and non-financial information that is measured on different bases as well as information prepared based on accounting practices adopted in Brazil. The main index used to monitor the business performance is the Recurring Net Income and the Economic Capital allocated to each segment.

The segment information has been prepared following accounting practices adopted in Brazil modified for the adjustments described below:

•	Allocated capital and income tax rate

Based on the managerial income statement, the segment information considers the application of the following criteria:

Allocated capital: The impacts associated to capital allocation are included in the financial information. Accordingly, adjustments were made to the financial statements, based on a proprietary model. For the financial statements by segment we adopted the Economic Allocated Capital (EAC) model, which, in addition to allocated capital tier I, considers the allocated capital tier II (subordinated debt) and the effects of the calculation of expected credit losses, additional to that required by the Central Bank of Brazil CMN Circular N° 2,682/99. Accordingly, the Allocated Capital comprises the following components: Credit risk (including expected loss), operational risk, market risk and insurance underwriting risk.

Income tax rate: We consider the total income tax rate, net of the tax effect from the payment of interest on capital, for the Commercial Bank – Retail, Consumer Credit – Retail, Wholesale Bank and Activities with the Market segments. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Activities with the Market + Corporation column.

•	Reclassification and application of managerial criteria

The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.

From the first quarter of 2013 on, some changes were made in the consolidation criteria for managerial results presented in order to better reflect the way Management monitors the bank’s figures. These adjustments change the order of presentation of the lines only and, therefore, do not affect the net income disclosed. Through these reclassifications, ITAÚ UNIBANCO HOLDING seeks to align the way it presents its results and enables a better comparison and understanding of the bank’s performance assessment.

We describe below the main reclassifications between the accounting and managerial results:

Banking product: The banking product considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic allocated capital.

Hedge tax effects: The tax effects of the hedge of investments abroad were adjusted – these were originally recorded in the tax expenses (PIS and COFINS) and Income Tax and Social Contribution on net income lines – and are now reclassified to the margin. The strategy to manage the foreign exchange risk associated to the capital invested abroad aims at preventing the effects of the exchange rates variation on income. In order to achieve this objective, we used derivative instruments to hedge against such foreign currency risk, with investments remunerated in Reais. The hedge strategy for foreign investments also considers the impact of all tax effects levied.

Insurance: Insurance business revenues and expenses were concentrated in Income from Insurance, Pension Plan and Capitalization Operations. The main reclassifications of revenues refer to the financial margins obtained with the technical provisions of insurance, pension plan and capitalization, in addition to revenue from management of pension plan funds.

Other reclassifications: Other Income, Share of Income of Associates, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the institution manages its business, enabling greater understanding for performance analysis. Accordingly, equity in earnings of investment in Banco CSF S.A. (“Banco Carrefour”) was reclassified to the financial margin line. Additionally, for better comparison with the new consolidation criteria, 100.0% of the results from partnerships were consolidated (they were previously proportionally consolidated), and expenses for provisions associated to securities and derivatives were reclassified (from Non-interest expenses income to Expenses for allowance for loan losses).

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Main adjustments are as follows:

•	Allowance for Loan Losses, which, under IFRS (IAS 39), should be recognized upon objective evidence that loan operations are impaired (incurred loss), and the Expected Loss concept is adopted according to Brazilian accounting standards;

•	Shares and units classified as permanent investments were stated at fair value under IFRS (IAS 39 and 32), and their gains and losses were directly recorded to Stockholders’ Equity, not passing through income for the period;

•	Foreign exchange variation of unconsolidated subsidiaries and companies abroad, which has a functional currency (currency of the primary economic environment in which the entity operates) other than the Real, under IFRS (IAS 21) is directly recorded in Stockholders’ Equity, not passing through income for the period;

•	Effective interest rates, financial assets and liabilities stated at amortized cost, are recognized by the effective interest rate method, allocating revenues and costs directly attributable to acquisition, issue or disposal for the transaction period of the operation; according to Brazilian standards, fee expenses and income are recognized as these transactions are engaged.

•	Business combinations are accounted for under the acquisition method in IFRS (IFRS 3), in which the purchase price is allocated among assets and liabilities of the acquired company, and the amount not subject to allocation, if any, is recognized as goodwill. Such amount is not amortized, but is subject to an impairment test.

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to March 31, 2014

(In millions of reais, except for share information)

Consolidated Statement of Income	Commercial Bank Retail	Consumer Credit Retail	Wholesale Bank	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	12,241	4,258	3,418	746	20,663	1,916	22,579
Interest margin (1)	6,745	2,615	2,456	672	12,488	2,015	14,503
Banking service fees	3,426	1,643	916	72	6,057	144	6,201
Income from insurance, private pension, and capitalization operations before claim and selling expenses	2,070	-	46	2	2,118	(458)	1,660
Other income	-	-	-	-	-	215	215
Losses on loans and claims	(1,987)	(1,172)	(478)	(14)	(3,651)	(354)	(4,005)
Expenses for allowance for loan and lease losses	(2,252)	(1,483)	(503)	(14)	(4,252)	(354)	(4,606)
Recovery of loans written off as loss	746	311	31	-	1,088	-	1,088
Expenses for claims / recovery of claims under reinsurance	(481)	-	(6)	-	(487)	-	(487)
Banking product net of losses on loans and claims	10,254	3,086	2,940	732	17,012	1,562	18,574
Other operating income (expenses)	(6,675)	(2,112)	(1,384)	(293)	(10,464)	(916)	(11,380)
Non-interest expenses (2)	(6,010)	(1,820)	(1,203)	(271)	(9,304)	(783)	(10,087)
Tax expenses for ISS, PIS and COFINS and Other	(665)	(292)	(181)	(22)	(1,160)	(208)	(1,368)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	-	75	75
Net income before income tax and social contribution	3,579	974	1,556	439	6,548	646	7,194
Income tax and social contribution	(1,274)	(275)	(500)	94	(1,955)	(638)	(2,593)
Non-controlling interest in subsidiaries	-	(59)	-	(5)	(64)	14	(50)
Net income	2,305	640	1,056	528	4,529	22	4,551

(1) Includes net interest and similar income and expenses of R$ 13,285, dividend income of R$ 12 net gain (loss) from investment securities and derivatives of R$ 105, and results from foreign exchange results and exchange variation of transactions abroad of R$ 1,101.

(2) Refers to general and administrative expenses including depreciation expenses of R$ 408 and amortization expenses of R$ 207.

Total assets (1)	708,901	93,556	295,793	90,609	1,107,376	(82,091)	1,025,285
Total liabilities	683,786	83,073	273,310	64,598	1,023,283	(83,485)	939,798

(1) Includes:
Investments in associates and joint ventures	-	882	-	2,164	3,047	957	4,004
Goodwill	51	1,842	-	-	1,893	35	1,928
Fixed assets, net	5,852	401	368	-	6,621	55	6,676
Intangible assets, net	3,793	1,433	515	-	5,742	77	5,819

The consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

ITAÚ UNIBANCO HOLDING S.A.

From January 1 to March 31, 2013

(In millions of reais except per share information)

Consolidated Statement of Income	Commercial Bank Retail	Consumer Credit Retail	Wholesale Bank	Actitivities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated
Banking product	10,624	3,630	3,572	991	18,817	629	19,446
Interest margin (1)	5,687	2,257	2,668	914	11,526	838	12,364
Banking service fees	2,868	1,373	832	49	5,122	135	5,257
Income from insurance, private pension, and capitalization operations before claim and selling expenses	2,069	-	72	28	2,169	(491)	1,678
Other income	-	-	-	-	-	147	147
Losses on loans and claims	(2,427)	(1,207)	(733)	(53)	(4,420)	78	(4,342)
Expenses for allowance for loan and lease losses	(2,681)	(1,431)	(774)	(53)	(4,939)	78	(4,861)
Recovery of loans written off as loss	806	224	56	-	1,086	-	1,086
Expenses for claims / recovery of claims under reinsurance	(552)	-	(15)	-	(567)	-	(567)
Banking product net of losses on loans and claims	8,197	2,423	2,839	938	14,397	707	15,104
Other operating income (expenses)	(6,139)	(1,878)	(1,391)	(161)	(9,569)	(725)	(10,294)
Non-interest expenses (2)	(5,544)	(1,615)	(1,189)	(179)	(8,527)	(637)	(9,164)
Tax expenses for ISS, PIS and COFINS and Other	(595)	(263)	(202)	18	(1,042)	(140)	(1,182)
Share of profit or (loss) in associates and joint ventures	-	-	-	-	-	52	52
Net income before income tax and social contribution	2,058	545	1,448	777	4,828	(18)	4,810
Income tax and social contribution	(709)	(117)	(451)	(18)	(1,295)	(25)	(1,320)
Non-controlling interest in subsidiaries	-	(19)	-	(2)	(21)	13	(8)
Net income	1,349	409	997	757	3,512	(30)	3,482

(1) Includes net interest and similar income and expenses of R$ 12,858, net income of R$ 64, net gain (loss) from investment securities and derivatives of R$ (941) and foreign exchange results and exchange variation on transactions of abroad R$ 383.

(2) Refers to general and administrative expenses including depreciation expenses R$ 360 and amortization R$ 202.

Total assets (1) - 12/31/2013	737,341	94,174	322,667	116,625	1,105,721	(78,424)	1,027,297
Total liabilities - 12/31/2013	717,197	84,732	299,771	86,179	1,022,793	(79,688)	943,105

(1) Includes:
Investments in associates and joint ventures	-	859	7	2,124	2,990	941	3,931
Goodwill	29	1,892	-	-	1,921	(16)	1,905
Fixed assets, net	5,485	401	624	-	6,510	54	6,564
Intangible assets, net	3,686	1,355	678	-	5,719	78	5,797

The Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties.

Information on income from financial operations by geographical area is as follows:

	01/01 to 03/31/2014			01/01 to 03/31/2013
	Brazil	Foreign	Total	Brazil	Foreign	Total
Income from financial operations (1) (2)	26,165	2,523	28,688	19,216	1,642	20,858
Non-current assets	11,753	742	12,495	11,488	873	12,361

(1) Includes interest and similar income, dividend income, net gain (loss) from financial assets and liabilities, foreign exchange results, and exchange variation on transactions.

(2) ITAÚ UNIBANCO HOLDING does not have clients representing 10.0% or higher of its revenues.

Note 35 – Related parties

a)	Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation (Note 2.4a) were eliminated from the consolidated financial statements and take into consideration the absence of risk.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR) and ITAÚSA, parent companies of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, especially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev - Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Clube “A”, entities sponsored by ITAÚ UNIBANCO HOLDING and subsidiaries to act in their respective areas of interest; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and MCC Securities Inc.

The transactions with these related parties are mainly as follows:

	ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expenses)
	Annual rate	03/31/2014	12/31/2013	01/01 to 03/31/2014	01/01 to 03/31/2013
Deposits		-	(1)	-	-
Duratex S.A.		-	(1)	-	-
Securities sold under repurchase agreements		(201)	(286)	(4)	(1)
Itaúsa Empreendimentos S.A.	100% of SELIC	(68)	(66)	-	-
Duratex S.A.	100% of SELIC	(104)	(180)	(3)	(1)
Elekeiroz S.A.	100% of SELIC	(20)	(36)	(1)	-
Itautec S.A.	100% of SELIC	(4)	(4)	-	-
Olimpia Promoção e Serviços S.A.	100% of SELIC	(5)	-	-	-
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		(113)	(82)	(1)	10
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	1	1
Fundação Itaú Unibanco - Previdência Complementar		(15)	(6)	8	8
Fundação Banorte Manuel Baptista da Silva de Seguridade Social		(93)	(76)	-	-
Other		(5)	-	(10)	1
Rental revenues (expenses)		-	-	(13)	(14)
Fundação Itaú Unibanco - Previdência Complementar		-	-	(10)	(12)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(3)	(2)
Donation expenses		-	-	(21)	(26)
Associação Clube "A"		-	-	-	(1)
Instituto Itaú Cultural		-	-	(21)	(25)
Data processing expenses		-	-	(62)	(71)
Itautec S.A.		-	-	(62)	(71)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of ITAÚ UNIBANCO HOLDING Agreement for Apportionment of Common Costs, recorded in General and Administrative Expenses - Other, the amount of R$ 2 (R$ 1 from 01/01 to 03/31/2013) due to the use of the common structure.

Pursuant to the current rules, financial institutions cannot grant loans or advances to the following:

a) any individuals or companies that control the Institution or any entity under common control with the institution, or any executive officer, director, member of the fiscal council, or the immediate family members of these individuals;

b) any entity controlled by the institution; or

c) any entity in which the bank directly or indirectly holds more than 10.0% of the capital stock.

Therefore, no loans or advances were granted to any subsidiary, executive officer, director or family members.

b)	Compensation of the key management personnel

Resolution n° 3,921, 11/25/2010 of the National Monetary Council, sets forth that the management’s variable compensation should be consistent with the institution’s risk management policies, and at least fifty percent (50.0%) should be mandatorily paid in shares and be deferred for payment in at least three (3) years.

To comply with the Resolution on compensation, ITAÚ UNIBANCO HOLDING was authorized by CVM to transfer, on a private basis, shares of its own issue held in treasury to its management members and the management members of its subsidiaries.

In the period from January 1 to March 31, 2014, the accounting effect of the compensation is recorded in Compensation of Key Management Members in Compensation and Profit Sharing, in compliance with statutory limits.

Compensation for the period paid to key management members of ITAÚ UNIBANCO HOLDING consisted of:

	01/01 to 03/31/2014	01/01 to 03/31/2013
Compensation	97	58
Board of directors	3	5
Executives	94	53
Profit sharing	61	65
Board of directors	1	5
Executives	60	60
Contributions to pension plans	2	1
Executives	2	1
Stock option plan – executives	41	44
Total	201	168

Note 36 – Management of financial risks

Credit risk

1.	Credit risk measurement

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING’s is the primary responsibility of all business units and aims to keep the quality of loan portfolios in levels consistent with the institution’s risk appetite for each market segment in which it operations.

ITAÚ UNIBANCO HOLDING establishes its credit policies based on internal factors, such as the client rating criteria, performance of and changes in portfolio, default levels, return rates, and the allocated economic capital; and external factors, related to the economic environment, market share, interest rates, market default indicators, inflation, changes in consumption.

ITAÚ UNIBANCO HOLDING has a structured process to keep a diversified portfolio deemed as adequate by the institution. The ongoing monitoring on the concentration level of portfolios, by assessing the economic activity sectors, major debtors and geographic regions, enables it to take preventive measures to prevent that defined limits be breached and ensure a properly diversified customer distribution.

The process for analyzing the policy and products enables ITAÚ UNIBANCO HOLDING to identify potential risks, so as to make sure that credit decisions make sense from an economic and risk perspective.

The centralized process for approval of credit policies and validation of models of ITAÚ UNIBANCO HOLDING assures the synchrony of credit actions.

The table below shows the correspondence between risk levels attributed by the group’s internal models (lower risk, satisfactory, higher risk and impaired) and the probability of default associated with each of these levels.

Internal rating	PD
Lower risk	Lower than 4.44%
Satisfactory	From 4.44% up to 25.95%
Higher risk	Higher than 25.95%
Impaired	Corporate operations with a PD higher than 31.84%
Operations past due for over 90 days
Renegotiated operations past due for over 60 days

The credit rating in corporate transactions is based on information such as economic and financial condition of the counterparty, its cash-generating capabilities, the economic group to which it belongs, the current and prospective situation of the economic sector in which it operates, the collateral offered and the use of proceeds. The credit proposals are analyzed on a case by case basis, through an approval-level mechanism subordinated to the Superior Credit Committee.

Regarding retail (individuals, small and middle-market companies), the rating is assigned based on application and behavior score statistical models. Decisions are made based on scoring models that are continuously followed up by an independent structure. Exceptionally, there may also be individualized analysis of specific cases where approval is subject to competent credit approval levels.

Government securities and other debt instruments are classified by ITAÚ UNIBANCO HOLDING according to their credit quality aiming at managing their exposures.

In line with the principles of CMN Resolution N° 3,721, of April 30, 2009, ITAÚ UNIBANCO HOLDING has structure and corporate guidelines on credit risk management, approved by its Board of Directors, applicable to companies and subsidiaries in Brazil and abroad.

2.	Management risk limits

Centralized control of credit risk is conducted by independent executive area responsible for risk control, segregated from business trading units, as required by current regulations.

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of clients and counterparties, taking action to address situations in which the actual exposure exceeds the desired one. For that purpose, contractually provided actions can be taken, such as early payment or requirement of additional collateral.

3.	Collateral and policies for mitigating credit risk

As a way to control the credit risk, ITAÚ UNIBANCO HOLDING has corporate guidelines that establish general rules and responsibilities for the use of guarantees; additionally, each business unit responsible for the credit risk management formalizes the use of such guarantees in its credit policies.

ITAÚ UNIBANCO HOLDING uses guarantees to increase its recovery capacity in transactions involving credit risk. The guarantees used may be personal, collateral, legal structures with mitigation power and offset agreements.

For the guarantees to be considered a risk mitigating instrument, requirements and guidelines of the standards that regulate them, either internal or external ones, must be complied with.

ITAÚ UNIBANCO HOLDING ensures that any collateral kept is sufficient, legally valid (effective), enforceable and periodically reassessed.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single name CDS, to mitigate credit risk of its portfolios of loans and securities; these instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

The credit limits are continually monitored and changed according to customer behavior. Thus, the potential loss values represent a fraction of the amount available.

4.	Policy on the provision

The policies on the provision adopted by ITAÚ UNIBANCO HOLDING are aligned with the guidelines of IFRS and the Basel Accord. As a result, an allowance for loan losses is recognized when there are indications of the impairment of the portfolio and takes into account a horizon of loss appropriate for each type of transaction. We consider as impaired loans overdue for more than 90 days, renegotiated loans overdue by more than 60 days and Corporate loans below a specific internal rating. Loans are written-down 360 days after such loans become past due or 540 days of being past due in the case of loans with original maturities over 36 months.

5.	Credit risk exposure

	03/31/2014			12/31/2013
	Brazil	Abroad	Total	Brazil	Abroad	Total
Interbank deposits	4,667	25,724	30,391	5,564	20,096	25,660
Securities purchased under agreements to resell	162,198	1,112	163,310	137,556	899	138,455
Financial assets held for trading	116,058	7,534	123,592	141,343	7,517	148,860
Financial assets designated at fair value through profit or loss	-	333	333	-	371	371
Derivatives	6,079	4,783	10,862	6,400	4,966	11,366
Available-for-sale financial assets	29,674	46,625	76,299	45,208	51,418	96,626
Held-to-maturity financial assets	12,879	9,308	22,187	3,393	6,723	10,116
Loan operations and lease operations	270,587	116,459	387,046	277,877	111,590	389,467
Other financial assets	44,316	5,678	49,994	45,389	2,203	47,592
Off balance sheet	274,557	23,097	297,654	273,766	21,286	295,052
Endorsements and sureties	66,996	4,833	71,829	66,165	4,997	71,162
Letters of credit	10,572	-	10,572	11,431	-	11,431
Commitments to be released	196,989	18,264	215,253	196,170	16,289	212,459
Mortgage loans	10,097	-	10,097	10,846	-	10,846
Overdraft accounts	82,406	-	82,406	82,206	-	82,206
Credit cards	96,521	764	97,285	94,453	847	95,300
Other pre-approved limits	7,965	17,500	25,465	8,665	15,442	24,107
Total	921,015	240,653	1,161,668	936,496	227,069	1,163,565

The table above presents the maximum exposure at March 31, 2014 and December 31, 2013, without considering any collateral received or other additional credit improvements.

For assets recognized in the balance sheet, the exposures presented are based on net carrying amounts. This analysis includes only financial assets subject to credit risk and excludes non-financial assets.

The contractual amounts of endorsements and sureties and letters of credit represent the maximum potential of credit risk in the event the counterparty does not meet the terms of the agreement. The vast majority of commitments (real estate loans, overdraft accounts, credit card and other pre-approved limits) mature without being drawn, since they are renewed monthly and we have the power to cancel them at any time. As a result, the total contractual amount does not represent our effective future exposure to credit risk or the liquidity needs arising from such commitments.

As shown in the table, the most significant exposures correspond to loan operations, financial assets held for trading, and securities purchased under agreements to resell, in addition to sureties, endorsements and other commitments.

The maximum exposure to the quality of the financial assets presented highlights that:

•	87.5% of loan operations and other financial assets exposure (Table 6.1 and 6.1.2) are categorized as low probability of default in accordance with our internal rating;

•	only 4.5% of the total loans exposure (Table 6.1) is represented by overdue credits not impaired;

•	3.9% of the total loans exposure (Table 6.1) corresponds to overdue loans impaired.

5.1	Maximum exposure of financial assets segregated by business sector

a)	Loan operations and lease operations portfolio

	03/31/2014%		12/31/2013%
Public sector	3,919	1.0	3,981	1.0
Industry and commerce	113,257	27.7	115,025	27.8
Services	86,059	21.1	87,103	21.2
Natural resources	20,468	5.0	20,492	5.0
Other sectors	1,412	0.3	1,553	0.4
Individuals	183,207	44.9	183,548	44.6
Total	408,322	100.0	411,702	100.0

b)	Other financial assets (*)

	03/31/2014%		12/31/2013%
Natural resources	1,887	0.4	1,766	0.4
Public sector	137,049	32.1	174,331	40.4
Industry and commerce	12,199	2.9	11,665	2.7
Services	80,427	18.8	76,650	17.8
Other sectors	1,362	0.3	2,664	0.6
Individuals	349	0.1	263	0.1
Financial	193,701	45.4	164,115	38.0
Total	426,974	100.0	431,454	100.0

(*) Includes financial assets held for trading, derivatives, assets designated at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, interbank deposits and securities purchased under agreements to resell.

c)	The credit risks of off balance sheet items (endorsements and sureties, letters of credit and commitments to be released) are not categorized or managed by business sector.

6.	Credit quality of financial assets

6.1	The following table shows the breakdown of loans operations and lease operations portfolio considering: loans not overdue and loans overdue either impaired or not impaired:

	03/31/2014				12/31/2013
Internal rating	Loans not overdue and not impaired	Loans overdue not impaired	Loans overdue and impaired	Total loans	Loans not overdue and not impaired	Loans overdue and not impaired	Loans overdue and impaired	Total loans

Lower risk	299,894	4,468	-	304,362	300,816	4,354	-	305,170
Satisfactory	63,116	7,598	-	70,714	64,722	7,676	-	72,398
Higher risk	10,957	6,422	-	17,379	11,273	6,556	-	17,829
Impaired	-	-	15,867	15,867	-	-	16,305	16,305
Total	373,967	18,488	15,867	408,322	376,811	18,586	16,305	411,702
%	91.6%	4.5%	3.9%	100.0%	91.5%	4.5%	4.0%	100.0%

The following table shows the breakdown of loans operations and lease operations by portfolios of areas and classes, based on indicators of credit quality:

	03/31/2014					12/31/2013
	Lower risk	Satisfactory	Higher risk	Impaired	Total	Lower risk	Satisfactory	Higher risk	Impaired	Total
Individuals	96,449	49,140	11,308	10,402	167,299	96,904	48,833	11,323	10,371	167,431
Credit cards	35,847	11,323	2,189	2,900	52,259	36,964	11,773	1,892	2,520	53,149
Personal	8,297	8,405	7,169	3,725	27,596	7,760	8,158	7,143	3,574	26,635
Payroll loans	6,021	17,879	341	396	24,637	5,676	16,147	378	370	22,571
Vehicles	22,480	10,117	1,576	3,136	37,309	23,692	11,310	1,881	3,701	40,584
Mortgage loans	23,804	1,416	33	245	25,498	22,812	1,445	29	206	24,492

Corporate	122,017	3,335	138	1,535	127,025	121,643	3,041	145	1,584	126,413

Small and medium businesses	56,056	14,773	5,318	3,745	79,892	55,210	16,430	5,796	4,165	81,601

Foreign loans - Latin America	29,840	3,466	615	185	34,106	31,413	4,094	565	185	36,257
Total	304,362	70,714	17,379	15,867	408,322	305,170	72,398	17,829	16,305	411,702
%	74.5%	17.3%	4.3%	3.9%	100.0%	74.1%	17.6%	4.3%	4.0%	100.0%

The table below shows the breakdown of loans operations and lease operations portfolio not overdue and not impaired, by portfolio of segments and classes, based on indicators of credit quality.

	03/31/2014				12/31/2013
	Lower risk	Satisfactory	Higher risk	Total	Lower risk	Satisfactory	Higher risk	Total
I – Individually evaluated Corporate

Large companies	121,505	3,141	-	124,646	120,828	2,861	-	123,689

II- Collectively-evaluated

Individuals	93,635	43,231	6,757	143,623	94,586	42,896	6,708	144,190
Credit card	35,399	10,530	1,406	47,335	36,764	11,129	1,266	49,159
Personal	8,140	7,937	4,968	21,045	7,703	7,691	4,986	20,380
Payroll loans	5,913	17,528	219	23,660	5,574	15,881	245	21,700
Vehicles	20,942	6,545	157	27,644	22,206	7,454	206	29,866
Mortgage loans	23,241	691	7	23,939	22,339	741	5	23,085

Small and medium businesses	55,460	13,534	3,701	72,695	54,544	15,142	4,121	73,807

Foreign loans and Latin America	29,294	3,210	499	33,003	30,858	3,823	444	35,125

Total	299,894	63,116	10,957	373,967	300,816	64,722	11,273	376,811

6.1.1 Loan operations and lease operations by portfolios of areas and classes, are classified by maturity as follows (loans overdue not impaired):

	03/31/2014				12/31/2013
	Overdue by up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total	Overdue by up to 30 days	Overdue from 31 to 60 days	Overdue from 61 to 90 days	Total
Individuals	8,124	3,687	1,464	13,275	8,103	3,273	1,494	12,870
Credit card	1,202	458	363	2,023	833	323	314	1,470
Personal	1,543	949	335	2,827	1,641	716	325	2,682
Payroll loans	426	97	60	583	372	74	55	501
Vehicles	4,088	1,831	609	6,528	4,460	1,872	685	7,017
Mortgage loans	865	352	97	1,314	797	288	115	1,200

Corporate	435	318	92	845	944	167	29	1,140

Small and medium businesses	2,057	980	414	3,451	2,378	843	409	3,630

Foreign loans - Latin America	735	112	70	917	774	117	55	946

Total	11,351	5,097	2,040	18,488	12,199	4,400	1,987	18,586

6.1.2 The table below shows other financial assets, individually evaluated, classified by rating:

	03/31/2014
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	193,701	123,551	333	10,813	76,179	22,187	426,764
Satisfactory	-	41	-	35	94	-	170
Higher risk	-	-	-	14	23	-	37
Impairment	-	-	-	-	3	-	3
Total	193,701	123,592	333	10,862	76,299	22,187	426,974
%	45.4	28.9	0.1	2.5	17.9	5.2	100.0

	12/31/2013
Internal rating	Interbank deposits and securities purchased under agreements to resell	Held-for-trading financial assets	Financial assets designated at fair value through profit or loss	Derivatives assets	Available-for- sale financial assets	Held-to- maturity financial assets	Total
Lower risk	164,115	138,883	371	7,173	57,515	10,093	378,150
Satisfactory	-	9,691	-	3,896	38,301	23	51,911
Higher Risk	-	286	-	297	807	-	1,390
Impairment	-	-	-	-	3	-	3
Total	164,115	148,860	371	11,366	96,626	10,116	431,454
%	38.0	34.5	0.1	2.6	22.5	2.3	100.0

6.1.3 Collateral held for loan and lease operations portfolio

	03/31/2014				12/31/2013
	(l) Over-collateralized assets		(II) Under-collateralized assets		(l) Over-collateralized assets		(II) Under-collateralized assets
Financial effect of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	60,547	149,471	1,538	1,273	61,723	156,230	2,738	2,290
Personal	392	961	45	38	377	879	13	7
Vehicles	35,041	72,557	1,383	1,184	37,010	71,736	2,620	2,235
Mortgage loans	25,114	75,953	110	51	24,336	83,615	105	47

Small, medium businesses and corporate	161,441	555,222	4,519	2,230	161,274	476,507	5,200	2,610

Foreign loans - Latin America	10,572	16,618	23,329	21,518	11,457	17,169	24,660	22,084

Total	232,560	721,311	29,386	25,021	234,454	649,906	32,597	26,983

The difference between the total loan portfolio and collateralized loan portfolio is generated by non-collateralized loans amounting to R$ 146,376 (R$ 144,651 at December 31, 2013).

ITAÚ UNIBANCO HOLDING uses collateral to reduce the occurrence of losses in operations with credit risk and manages and regularly reviews its collateral with the objective that collateral held is sufficient, legally exercisable (effective) and feasible. Thus, collateral is used to maximize the recoverability potential of impaired loans and not to reduce the exposure value of customers and counterparties.

Individuals

Personal – This category of credit products usually requires collateral, focusing on endorsements and sureties.

Vehicles – For this type of operation, clients' assets serve as collateral, which are also the leased assets in leasing operations.

Mortgage loans – Regards buildings themselves given in guarantee.

Small, Medium Businesses and Corporate – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety / joint debtor, Mortgage and others).

Foreign loans - Latin America – For these operations, any collateral can be used within the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, assignment trust, surety/joint debtor, Mortgage and others).

7.	Repossessed assets

Repossessed assets are recognized as assets when possession is effectively obtained.

Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, and (ii) the carrying amount of the loan.

Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred.

The policy for sales of these assets (assets not for use) includes periodic auctions that are announced in advance and considers that the assets cannot be held for more than one year as stipulated by the BACEN. This period may be extended at the discretion of BACEN.

The amounts below represent total assets repossessed in the period:

	01/01 to 03/31/2014	01/01 to 03/31/2013
Real estate not for own use	1	-
Residential properties - mortgage loans	14	17
Vehicles - linked to loan operations	1	-
Other (Vehicles/Furniture/Equipments) - Dation	1	-
Total	17	17

Market risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including transactions subject to variations in foreign exchange and interest rates, share, of prices indexes and commodity prices among other indexes on these risk factors.

Market risk management is the process through which the institution plans, monitors and controls the risks of variations in financial instruments market values due market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure of Adequate management limits, models and tools.

The policy of risk management is in line with the principles of CMN Resolution No. 3,464, and posterior amendments, comprising a set of principles that drive the institution’s strategy of control and management of market risks in all business units and legal entities of ITAÚ UNIBANCO HOLDING.

The document set forth by the corporate guidelines on market risk management, which is not part of the financial statements, may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance/Rules and Policies/Public Access Report - Market Risk.

The risk management strategy of ITAÚ UNIBANCO HOLDING tries to achieving a balance between business objectives, considering among others:

•	Political, economic and market context;

•	Market risk portfolio of ITAÚ UNIBANCO HOLDING;

•	Capacity to operate in specific markets.

The process for managing market risk of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, sensitizing different levels and classes of market risk. This framework limits that covers from the monitoring of aggregate indicators of risk (portfolio level) to the monitoring of granular limits (individual desks level), assuring effectiveness and coverage of control. These limits are dimensioned considering the projected results of the balance sheet, expected performance and risk appetite of the institution, the level of equity and the profile of risk of each organization unit, which are defined in terms of risk measures used by management. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding committees. Additionally, daily risk reports used by the business and control areas, are issued to the top management.

The limit structure and warnings follow the guidelines of the Board of Directors and is established and approved by the Superior Risk Committee (CSRisc) after discussions and resolutions of the Superior Institutional Treasury Committee (CSTI) on metrics and market risk limits. The review of this structure of limits is performed at least annually.

The purpose of this structure is:

•	Providing more assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING and the risk-return objective;

•	Promoting disciplined and educated discussion on the global risk profile and its evolution over time;

•	Increasing transparency on the way the business seeks to optimize results;

•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and

•	Avoiding risk concentration.

The market risk control and management process is periodically reviewed with the purpose of keeping the process aligned with best market practices and complies with continuous improvement processes at ITAÚ UNIBANCO HOLDING.

The market risk is controlled by an area independent from the business units and is responsible for carrying out daily measurement, assessment, analysis and reporting activities to the areas and relevant people, in accordance with the governance established and following up the actions required for adjusting the position and/or risk level, when necessary. For that purpose, ITAÚ UNIBANCO HOLDING has a structured reporting and information flow with the objective of providing input for the follow-up by senior-level committees and complying with the requirements of Brazilian and foreign regulatory agents.

ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including foreign investments, aiming at mitigating risks arising from fluctuations in significant market factors and adjusting the transactions into the current exposure limits. Derivatives are the most frequently used instruments for these hedges. When these transactions are designed for as hedge accounting, specific supporting documentation is prepared, including continuous review of the hedge effectiveness and other changes in the accounting process. Accounting and managerial hedge are governed by corporate guidelines of ITAÚ UNIBANCO HOLDING.

Hedge accounting is treated in detail in the financial statement notes.

The market risk framework categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by the Capital Accord and subsequent amendments.

The trading portfolio consists of all qualifying transactions (including derivatives) held with intent to trade or to hedge risk within this portfolio, and that have no restriction.

The banking portfolio is basically characterized by transactions from the banking business, such as funding and loans, and also includes derivatives with eligible clients and transactions related to the management of the balance sheet of the institution, including by way of derivatives. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

The exposures to market risks inherent in the various products, including derivatives, are broken down into a number of risk factors. Market factors are primary components of pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING are:

•	Interest rates risk: risk of financial losses on operations subject to interest rates variations;

•	Foreign exchange-linked: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;

•	Foreign exchange rates: risk of losses on positions in foreign currency in operations subject to foreign exchange variation;

•	Price index-linked: risk of financial losses on operations subject to changes in price index coupon rates;

•	Variable income: risk of losses in operations subject to variation in goods prices and commodities.

Market risk for interest rate in the Trading and Banking Portfolio is managed by a combination of processes, including marking-to-market positions, calculating sensitivity to interest rate variations, Value at Risk (VaR) and running stress tests across the portfolio, these processes are consistent with ITAÚ UNIBANCO HOLDING’s institutional policies incorporated into the market risk framework.

To evaluate the share position of the banking and trading portfolios, Value at Risk (VaR) is applied, in addition to stress tests, as presented below in the paragraph about metrics.

Market risk is analyzed based on the following metrics:

•	Value at risk (VaR): statistical metric that estimates the expected maximum potential economic loss under normal market conditions, taking into consideration a certain time horizon and confidence level;

•	Losses in stress scenarios (Stress test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective scenarios) in the portfolio;

•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;

•	Concentration: cumulative exposure of a certain asset or risk factor calculated at market value (“MtM – Mark to Market”);

•	Stressed VaR: statistical metric resulting from the VaR calculation, with the purpose of capturing the highest risk in simulations for the current portfolio, considering the returns that can be observed in historic scenarios.

In addition to the risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Gap analysis: accumulated exposure, by risk factor, of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01 – Delta Variation): the impact on the cash flows market value when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to the Several Risk Factors (Greeks): partial derivatives of an options portfolio in relation to the underlying assets price, implicit volatility, interest rate and timing.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems principally takes place in São Paulo, in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

VaR - Consolidated ITAÚ UNIBANCO HOLDING

The internal VaR model (parametric) used by ITAÚ UNIBANCO HOLDING considers a one-day holding period and a 99% confidence level. Volatilities and correlations are estimated based on a volatility weighted methodology that gives greater weight to the most recent information.

The Consolidated Global VaR table provides an analysis of the exposure to market risk of ITAÚ UNIBANCO HOLDING portfolios, and to its foreign subsidiaries by showing where the largest concentrations of market risk are found. (foreign subsidiaries: Banco Itaú BBA International PLC, Banco Itaú Argentina S.A., Banco Itaú Chile S.A., Banco Itaú Uruguai S.A., Banco Itaú Paraguai S.A. and Itaú BBA Colômbia S.A. – Corporación Financiera).

ITAÚ UNIBANCO HOLDING maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital in the period.

From January 1st to March 31, 2014, the average global VaR was R$ 101 million, or 0.12% of total stockholders’ equity (throughout 2013 it was R$ 224 million or 0.28%).

							(in R$ million)
	VaR Global
	Average	Minimum	Maximum	03/31/2014	Average	Minimum	Maximum	12/31/2013

Risk factor group
Brazilian interest rate	70.7	39.4	108.1	69.6	172.4	65.6	416.9	69.1
Other interest rate	33.7	25.7	46.5	25.7	26.2	8.6	76.7	45.2
FX rate	29.0	19.6	52.9	27.0	34.5	4.4	70.2	10.4
Brazilian inflation indexes	59.4	49.1	70.1	62.9	76.1	37.3	155.5	65.7
Equities and commodities	18.7	10.4	26.8	14.0	29.6	14.0	60.1	20.4

Foreign units (*)
Itaú BBA International	2.0	1.6	2.3	1.9	2.4	1.6	4.1	1.9
Itaú Argentina	9.4	2.8	18.8	2.8	4.0	2.2	7.4	5.7
Itaú Chile	2.9	2.2	3.5	3.0	5.6	2.1	13.6	2.1
Itaú Uruguay	1.7	1.2	2.5	1.5	2.8	1.5	8.9	1.7
Itaú Paraguay	1.2	0.6	2.9	1.9	0.9	0.4	1.8	0.9
Itaú BBA Colombia	0.4	0.2	0.8	0.4	0.4	0.0	1.3	0.2

Effect of diversification				(129.9)				(113.0)
Global risk	101.1	72.2	139.8	80.6	224.5	97.9	443.4	110.4

(*) Determined in local currency and converted into Brazilian reais at the closing price on the reporting date.

Interest rate

The table on the position of accounts subject to interest rate risk group them by products, book value of accounts distributed by maturity. This table is not used directly to manage interest rate risks; it is mostly used to enable the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

The following table sets forth our interest-earning assets and interest-bearing liabilities and therefore does not reflect interest rate gap positions that may exist as of any given date. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates within the period.

Position of accounts subject to interest rate risk (1)

	03/31/2014						12/31/2013
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Interest-bearing assets	297,361	181,559	94,137	238,137	99,067	910,261	281,495	182,556	100,636	248,019	102,326	915,033
Interbank deposits	22,832	4,372	1,982	683	522	30,391	19,341	2,126	3,557	636	-	25,660
Securities purchased under agreements to resell	111,882	46,418	5,000	-	10	163,310	90,970	47,290	-	184	10	138,455
Central Bank compulsory deposits	74,965	-	-	-	-	74,965	71,877	-	-	-	-	71,877
Held-for-trading financial assets	7,101	17,451	16,558	69,745	12,737	123,592	16,807	12,269	22,257	81,032	16,495	148,860
Financial assets held for trading and designated at fair value through profit or loss	333	-	-	-	-	333	371	-	-	-	-	371
Available-for-sale financial assets	8,737	10,769	8,730	23,573	24,490	76,299	14,470	13,244	10,553	26,430	31,929	96,626
Held-to-maturity financial assets	111	494	283	5,258	16,041	22,187	52	47	-	158	9,859	10,116
Derivatives	2,633	2,549	1,314	2,883	1,483	10,862	2,933	2,419	1,675	3,377	962	11,366
Loan and lease operations portfolio	68,767	99,506	60,270	135,995	43,784	408,322	64,674	105,161	62,594	136,202	43,071	411,702
Interest-bearing liabilities	242,166	80,134	51,715	249,674	66,476	690,165	252,818	81,456	56,068	255,198	50,872	696,412
Savings deposits	108,931	-	-	-	-	108,931	106,166	-	-	-	-	106,166
Time deposits	10,050	29,367	10,573	52,316	18,261	120,567	12,260	29,436	9,961	61,551	3,923	117,131
Interbank deposits	1,387	2,497	1,282	319	8	5,493	1,768	3,909	2,146	363	8	8,194
Deposits received under repurchase agreements	110,110	12,158	14,417	108,163	13,991	258,839	119,745	13,663	15,190	104,547	13,537	266,682
Interbank market	5,234	27,840	19,508	47,392	9,890	109,864	6,609	26,507	22,661	46,541	9,058	111,376
Institutional market	1,320	6,292	4,708	35,468	23,150	70,938	811	6,529	4,156	36,887	23,672	72,055
Derivatives	2,068	1,944	1,114	5,874	1,031	12,031	2,421	1,393	1,892	5,076	623	11,405
Financial liabilities held for trading	-	36	113	142	145	436	6	19	62	233	51	371
Liabilities for capitalization plans	3,066	-	-	-	-	3,066	3,032	-	-	-	-	3,032
Difference asset/ liability (2)	55,195	101,425	42,422	(11,537)	32,591	220,096	28,677	101,100	44,568	(7,179)	51,454	218,621
Cumulative difference	55,195	156,620	199,042	187,505	220,096		28,677	129,777	174,345	167,166	218,621
Ratio of cumulative difference to total interest-bearing assets	6.1%	17.2%	21.9%	20.6%	24.2%		3.1%	14.2%	19.1%	18.3%	23.9%

(1)	Remaining contractual terms.
(2)	The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

Position of accounts subject to currency risk

	03/31/2014
Assets	Dollar	Euro	Chilean Peso	Other	Total
Cash and deposits on demand	6,037	405	580	2,603	9,625
Central Bank compulsory deposits	-	-	273	2,869	3,142
Interbank deposits	22,645	-	1,368	1,711	25,724
Securities purchased under agreements to resell	975	-	-	137	1,112
Financial assets held for trading	6,817	-	100	617	7,534
Financial assets designated at fair value through profit or loss	333	-	-	-	333
Derivatives	4,103	-	620	60	4,783
Available-for-sale financial assets	42,509	-	2,874	1,242	46,625
Held-to-maturity financial assets	9,308	-	-	-	9,308
Loan operations and lease operations portfolio, net	73,066	263	22,427	20,703	116,459
Total assets	165,793	668	28,242	29,942	224,645

	03/31/2014
Liabilities	Dollar	Euro	Chilean Peso	Other	Total
Deposits	59,208	13	17,997	16,977	94,195
Securities sold under repurchase agreements	12,671	-	317	128	13,116
Financial liabilities held for trading	645	-	-	-	645
Derivatives	3,032	-	739	83	3,854
Interbank market debt	73,378	41	2,666	1,097	77,182
Institutional market debt	56,195	-	2,946	311	59,452
Total liabilities	205,129	54	24,665	18,596	248,444

Net position	(39,336)	614	3,577	11,346	(23,799)

The exposure to share price risk is disclosed in Note 7 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

	12/31/2013
Assets	Dollar	Euro	Chilean Peso	Other	Total
Cash and deposits on demand	7,672	194	409	2,560	10,835
Central Bank compulsory deposits	-	-	365	3,723	4,088
Interbank deposits	17,612	-	1,073	1,411	20,096
Securities purchased under agreements to resell	880	-	19	-	899
Financial assets held for trading	7,099	-	13	405	7,517
Financial assets designated at fair value through profit or loss	371	-	-	-	371
Derivatives	4,511	-	443	12	4,966
Available-for-sale financial assets	46,830	-	3,308	1,280	51,418
Held-to-maturity financial assets	6,723	-	-	-	6,723
Loan operations and lease operations portfolio, net	67,557	1,776	23,657	18,600	111,590
Total assets	159,255	1,970	29,287	27,991	218,503

	12/31/2013
Liabilities	Dollar	Euro	Chilean Peso	Other	Total
Deposits	48,516	16	18,439	17,952	84,923
Securities sold under securities repurchase agreements	15,324	-	248	19	15,591
Financial liabilities held for trading	569	-	-	-	569
Derivatives	3,027	-	424	87	3,538
Interbank market debt	48,694	71	2,945	978	52,688
Institutional market debt	59,155	-	3,141	333	62,629
Total assets	175,285	87	25,197	19,369	219,938

Net position	(16,030)	1,883	4,090	8,622	(1,435)

The exposure to share price risk is disclosed in Note 7 related to financial assets held for trading and Note 10, related to available-for-sale financial assets.

Liquidity risk

Liquidity risk is defined as the existence of imbalances between marketable assets and liabilities due – mismatching between payments and receipts - which may affect payment capacity of ITAÚ UNIBANCO HOLDING, taking into consideration the different currencies and payment terms and their respective rights and obligations.

Policies and procedures

The management of liquidity risks seeks to guarantee liquidity sufficient to support possible outflows in market stress situations, as well as the compatibility between funding and the terms and liquidity of assets.

ITAÚ UNIBANCO HOLDING has a structure dedicated to improve the monitoring, control and analysis, through models of projections of the variables that affect cash flows and the level of reserves in local and foreign currencies.

The document that details the guidelines established by the internal policy on liquidity risk management, that is not part of the financial statements, may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance/Rules and Policies / Public Access Report – Liquidity Risk.

The liquidity risk measurement process makes use of corporate and own in-house developed application systems. ITAÚ UNIBANCO HOLDING manages proprietary IT systems to support the liquidity risk measurement process.

Additionally, ITAÚ UNIBANCO HOLDING establishes guidelines and limits. Compliance with these guidelines and limits is periodically analyzed in technical committees, and their purpose is to provide an additional safety margin to the minimum projected needs. The liquidity management policies and the respective limits are established based on prospective scenarios periodically reviewed and on the definitions of the top management.

These scenarios may be reviewed in view of cash requirements resulting from atypical market situations or arising from strategic decisions of ITAÚ UNIBANCO HOLDING.

In compliance with the requirements of CMN Resolution No. 4,090 of May 24, 2012 and BACEN Circular N° 3,393 of June 3, 2008 , the Statement of Liquidity Risk (DRL) is sent to BACEN on a monthly basis, and the following items for monitoring and supporting decisions are periodically prepared and submitted to top management:

•	Different scenarios projected for changes in liquidity;
•	Contingency plans for crisis situations;
•	Reports and charts that describe the risk positions;
•	Assessment of funding costs and alternative sources of funding;
•	Monitoring of changes in funding through a constant control over sources of funding, considering the type of investor and maturities, among other factors;

Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Total funding from clients reached R$ 505.1 billion (R$ 501.1 billion at 12/31/2013), particularly funding from time deposits. A considerable portion of these funds – 33.5% of total, or R$ 169.2 billion – is available on demand to the client. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

	03/31/2014			12/31/2013
Funding from clients	0-30 days	Total	%	0-30 days	Total	%
Deposits	163,584	278,208		163,086	274,383
Demand deposits	43,217	43,217	8.6	42,892	42,892	8.6
Savings deposits	108,931	108,931	21.6	106,166	106,166	21.2
Time deposits	10,049	120,567	23.9	12,260	117,131	23.4
Other	1,387	5,493	1.1	1,768	8,194	1.6
Funds from acceptances and issuance of securities (1)	2,370	43,866	8.7	2,916	46,256	9.2
Funds from own issue (2)	2,977	126,625	25.1	2,977	123,922	24.7
Subordinated debt	258	56,424	11.2	146	56,564	11.3
Total	169,189	505,123		169,125	501,125

(1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank and institutional market debts and liabilities for issuance of debentures and foreign borrowings and securities recorded in funds from institutional markets.

(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

Control over liquidity

ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, considering the continuity of business in normal conditions.

During the first quarter of 2014, ITAÚ UNIBANCO HOLDING maintained appropriate levels of liquidity in Brazil and abroad. Liquid assets (cash and deposits on demand, securities purchased under agreements to resell - funded position and free government securities) totaled R$ 94.1 billion and accounted for 55.6% of the short-term redeemable obligations, 18.6% of total funding, and 13.2% of total assets.

The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk:

Liquidity indicators	03/31/2014%	12/31/2012%
Net assets (1) / funds within 30 days (2)	55.6	53.9
Net assets (1) / total funds (3)	18.6	18.2
Net assets (1) / total assets (4)	13.2	12.8

(1) Net assets: Cash and deposits on demand, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Undiscounted future flows – Financial assets.

(2) Table Funding from clients (Total Funding from clients 0-30 days).

(3) Table funding from clients (Total funding from clients).

(4) Detailed in the table Undiscounted future flows – Financial assets, total present value regards R$ 711,978 (R$ 712,710 at 12/31/2013).

The following table presents assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows.

Undiscounted future flows except for derivatives	31/03/2014					31/12/2013
Financial assets (1)	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total	0 - 30 days	31 - 365 days	366 - 720 days	Over 720 days	Total
Cash and deposits on demand	16,030	-	-	-	16,030	16,576	-	-	-	16,576

Interbank investments	128,565	54,732	1,224	136	184,657	110,510	45,993	614	145	157,262
Securities purchased under agreements to resell – Funded position (2)	29,848	-	-	-	29,848	23,979	-	-	-	23,979
Securities purchased under agreements to resell – Financed position	75,886	48,151	-	10	124,047	67,190	37,921	-	10	105,121
Interbank deposits	22,831	6,581	1,224	126	30,762	19,341	8,072	614	135	28,162

Securities	52,047	22,869	12,472	106,057	193,445	58,892	30,197	16,773	83,168	189,030
Government securities - available	48,232	-	-	-	48,232	50,573	-	-	-	50,573
Government securities – subject to repurchase commitments	-	9,470	5,060	53,129	67,659	4,327	17,741	8,805	52,301	83,174
Private securities - available	3,803	12,924	7,376	51,978	76,081	3,992	12,089	7,017	29,696	52,794
Private securities – subject to repurchase commitments	12	475	36	950	1,473	-	367	951	1,171	2,489

Derivative financial instruments	2,633	3,560	990	3,376	10,559	2,933	3,781	1,410	2,929	11,053
Net position	2,633	3,560	990	3,376	10,559	2,933	3,781	1,410	2,929	11,053
Swaps	157	1,016	715	2,448	4,336	396	745	865	2,436	4,442
Option	363	1,063	138	130	1,694	423	977	187	130	1,717
Forward operations (onshore)	1,667	998	37	326	3,028	2,018	1,048	184	65	3,315
Other derivative financial instruments	446	483	100	472	1,501	96	1,011	174	298	1,579
Loan and lease operations portfolio (3)	57,776	155,271	94,708	131,276	439,031	56,021	160,056	92,526	131,721	440,324

Total financial assets	257,051	236,432	109,394	240,845	843,722	244,932	240,027	111,323	217,963	814,245

(1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 79,281 (R$ 77,010 at 12/31/2013), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 30.

(2) Net of R$ 5,613 (R$ 3,333 at 12/31/2013) which securities are restricted to guarantee transactions at BM&FBOVESPA S.A. and the Central Bank of Brazil.

(3) Net of payment to merchants of R$ 31,607 (R$ 34,142 at 12/31/2013) and the amount of liabilities from transactions related to credit assignments R$ 3,918 (R$ 4,233 at 12/31/2013) .

Undiscounted future flows except for derivatives	03/31/2014					12/31/2013
Financial liabilities	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total

Deposits	172,359	47,253	10,388	78,952	308,952	163,436	46,756	12,005	86,269	308,466
Demand deposits	43,217	-	-	-	43,217	42,892	-	-	-	42,892
Savings deposits	108,931	-	-	-	108,931	106,166	-	-	-	106,166
Time deposit	19,228	42,777	10,239	78,687	150,931	12,609	40,590	11,833	85,968	151,000
Interbank deposits	983	4,476	149	265	5,873	1,769	6,166	172	301	8,408

Compulsory deposits	(44,422)	(14,134)	(3,014)	(17,711)	(79,281)	(42,600)	(12,537)	(3,321)	(18,552)	(77,010)
Demand deposits	(7,184)	-	-	-	(7,184)	(8,821)	-	-	-	(8,821)
Savings deposits	(30,787)	-	-	-	(30,787)	(29,805)	-	-	-	(29,805)
Time deposit	(6,450)	(14,134)	(3,014)	(17,711)	(41,309)	(3,974)	(12,537)	(3,321)	(18,552)	(38,384)

Securities sold under repurchase agreements (1)	127,654	28,093	41,919	123,196	320,862	132,394	33,508	43,464	118,067	327,432

Funds from acceptances and issuance of securities (2)	1,676	19,608	15,374	12,016	48,674	3,176	20,511	14,363	12,598	50,648

Borrowings and onlending (3)	5,066	33,596	14,312	28,526	81,499	5,127	34,659	12,696	28,647	81,129

Subordinated debt (4)	293	9,645	9,400	57,755	77,093	214	8,752	5,146	63,917	78,029

Derivative financial instruments	2,068	2,755	1,277	5,628	11,728	2,421	2,972	1,607	4,092	11,092
Gross position	-	14	-	-	14	-	15	-	-	15
Cross Currency Swap Deliverable - Asset position	-	(303)	-	-	(303)	-	(313)	-	-	(313)
Cross Currency Swap Deliverable - Liability position	-	317	-	-	317	-	329	-	-	329
Net position	2,068	2,741	1,277	5,628	11,714	2,421	2,956	1,607	4,092	11,076
Swaps	130	888	924	4,841	6,783	361	1,085	1,076	3,589	6,111
Option	212	1,126	209	160	1,707	406	1,058	316	141	1,921
Forward operations (onshore)	1,307	267	79	291	1,944	1,482	229	116	35	1,862
Other derivative financial instruments	419	460	65	336	1,280	172	584	99	327	1,182

Total financial liabilities	264,694	126,816	89,656	288,362	769,527	264,168	134,620	85,961	295,037	779,786
(1) Includes own and third parties’ portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank and institutional market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

	03/31/2014					12/31/2013
Off balance sheet	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total	0 – 30 days	31 – 365 days	365 – 720 days	Over 720 days	Total
Endorsements and sureties	1,944	14,165	4,016	51,704	71,829	1,257	14,886	4,620	50,399	71,162
Commitments to be released	86,219	29,507	34,245	65,282	215,253	75,838	37,153	36,749	62,719	212,459
Letters of credit to be released	10,572	-	-	-	10,572	11,431	-	-	-	11,431
Contractual commitments - Fixed assets and Intangible (Note 15 and 16)	-	364	511	773	1,648	-	875	576	521	1,972
Total	98,735	44,036	38,772	117,759	299,302	88,526	52,914	41,945	113,639	297,024

NOTE 37 – SUPPLEMENTARY INFORMATION

Provisional Measure No. 627: on November 11, 2013, Provisional Measure No. 627 (MP 627/13) was published to amend the federal tax legislation on IRPJ, CSLL, PIS and COFINS. Said MP 627/13 provides for the following, among other matters:

•	revocation of the Transition Tax Regime - RTT, established by Law No. 11.941, of May 27, 2009;
•	taxation of legal entities domiciled in Brazil, regarding the equity increase arising from interest in income earned abroad by subsidiaries and affiliates, and income earned by individuals resident in Brazil by means of a legal entity controlled abroad.

Based on the wording in force, we estimate that said MP 627/13 does not have any significant accounting effect on the consolidated financial statements of ITAÚ UNIBANCO HOLDING.